Exhibit 99.1

Execution Version

OBSIDIAN ENERGY LTD.

as Borrower

- and -

ROYAL BANK OF CANADA,

THE BANK OF NOVA SCOTIA,

BANK OF MONTREAL,

CANADIAN IMPERIAL BANK OF COMMERCE,

EXPORT DEVELOPMENT CANADA,

ATB FINANCIAL,

FÉDÉRATION DES CAISSES DESJARDINS DU QUÉBEC,

NATIONAL BANK OF CANADA,

BUSINESS DEVELOPMENT BANK OF CANADA,

AND THE FINANCIAL INSTITUTIONS WHICH HEREAFTER BECOME LENDERS

UNDER THIS AGREEMENT,

as Lenders

- with -

ROYAL BANK OF CANADA

as Administrative Agent

- and with -

RBC CAPITAL MARKETS and THE BANK OF NOVA SCOTIA,

as Co-Lead Arrangers and Joint Bookrunners

- and with -

THE BANK OF NOVA SCOTIA,

as Syndication Agent

AMENDED AND RESTATED CREDIT AGREEMENT

MADE AS OF MARCH 26, 2021

-i-

(continued)

-ii-

(continued)

-iii-

(continued)

-iv-

(continued)

-v-

(continued)

-vi-

AMENDED AND RESTATED CREDIT AGREEMENT

THIS AMENDED AND RESTATED CREDIT AGREEMENT is made as of March 26, 2021,

BETWEEN:

OBSIDIAN ENERGY LTD.

as Borrower

- and -

ROYAL BANK OF CANADA,

THE BANK OF NOVA SCOTIA,

BANK OF MONTREAL,

CANADIAN IMPERIAL BANK OF COMMERCE,

EXPORT DEVELOPMENT CANADA,

ATB FINANCIAL,

FÉDÉRATION DES CAISSES DESJARDINS DU QUÉBEC,

NATIONAL BANK OF CANADA,

BUSINESS DEVELOPMENT BANK OF CANADA,

AND THE FINANCIAL INSTITUTIONS WHICH HEREAFTER BECOME LENDERS UNDER THIS AGREEMENT,

as Lenders

- with -

ROYAL BANK OF CANADA

as Administrative Agent

- and with -

RBC CAPITAL MARKETS and THE BANK OF NOVA SCOTIA,

as Co-Lead Arrangers and Joint Bookrunners

- and with -

THE BANK OF NOVA SCOTIA,

as Syndication Agent

PREAMBLE:

The Borrower has requested and the Lenders have agreed to amend and restate the Existing Credit Agreement on the terms and conditions and for the purposes set out in this Agreement.

AGREEMENT:

In consideration of the covenants and agreements between the Parties contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1 Definitions

Capitalized words and phrases used in the Documents, the Schedules hereto and in all notices and communications expressed to be made pursuant to this Agreement and the other Documents will have the meanings set out in Schedule A, unless, in case of any Document other than this Agreement, otherwise defined therein.

1.2 Headings

Headings, subheadings and the table of contents contained in the Documents are inserted for convenience of reference only, and will not affect the construction or interpretation of the Documents.

1.3 Subdivisions

Unless otherwise stated, reference herein to a Schedule or to an Article, Section, paragraph or other subdivision is a reference to such Schedule to this Agreement or such Article, Section, paragraph or other subdivision of this Agreement. Unless specified otherwise, reference in Schedule A to a Schedule or to an Article, Section, paragraph or other subdivision is a reference to such Schedule or Article, Section, paragraph or other subdivision of this Agreement.

1.4 Number

Wherever the context in the Documents so requires, a term used herein importing the singular will also include the plural and vice versa.

1.5 Statutes, Regulations and Rules

Any reference in the Documents to all or any section or paragraph or any other subdivision of any Law will, unless otherwise expressly stated, be a reference to that Law or the relevant section or paragraph or other subdivision thereof, as such Law may be amended, substituted, replaced or re-enacted from time to time.

1.6 Permitted Encumbrances

Any reference in any of the Documents to a Permitted Encumbrance is not intended to and will not be interpreted as subordinating or postponing, or as any agreement to subordinate or postpone, any obligation of any Loan Party to the Lenders under any of the Documents to any Permitted Encumbrance.

1.7 Monetary References

Whenever an amount of money is referred to in the Documents, such amount will, unless otherwise expressly stated, be in Canadian Dollars.

1.8 Time

Time will be of the essence of the Documents.

1.9 Governing Law

This Agreement and the other Documents will be governed by and construed in accordance with the Law in force in the Province of Alberta from time to time, unless, in case of any Document other than this Agreement, as otherwise provided therein.

1.10 Enurement

The Documents will be binding upon and will enure to the benefit of the Parties and their respective successors and permitted assigns.

1.11 Amendments

No Document may be amended orally and, subject to Sections 1.12(a), 17.17 and 18.1(e), any amendment may only be made by way of an instrument in writing signed by the Parties.

1.12 No Waiver

(a)

Subject to Sections 1.12(c) and 17.17(a), no waiver by a Party of any provision or of the breach of any provision of the Documents (including a Default or an Event of Default) will be effective unless it is contained in a written instrument duly executed by an authorized officer or representative of such Party or, in the case of a Default or an Event of Default, by the Agent on behalf of the Majority Lenders, or all of the Lenders, as applicable. Such written waiver will affect only the matter specifically identified in the instrument granting the waiver and will not extend to any other matter, provision or breach.

(b)

The failure of a Party to take any steps in exercising any right in respect of the breach or non-fulfilment of any provision of the Documents will not operate as a waiver of that right, breach or provision, nor will any single or partial exercise of any right preclude any other or future exercise of that right or the exercise of any other right, whether in Law or otherwise.

(c)

Acceptance of payment by a Party after a breach or non-fulfilment of any provision of the Documents requiring a payment to such Party will constitute a waiver of such provision if cured by such payment, but will not constitute a waiver or cure of any other provision of the Documents.

1.13 Severability

If the whole or any portion of this Agreement or the application thereof to any circumstance will be held invalid or unenforceable to an extent that does not affect the operation of this Agreement in question in a fundamental way, the remainder of this Agreement, or its application to any circumstance other than that to which it has been held invalid or unenforceable, will not be affected thereby and will be valid and enforceable to the fullest extent permitted by applicable Law.

1.14 Inconsistency

To the extent that there is any inconsistency or ambiguity between the provisions of this Agreement and any other Document, the provisions of this Agreement will govern to the extent necessary to eliminate such inconsistency or ambiguity.

1.15 Accounting Terms and Principles

Except as otherwise expressly provided, all accounting terms, principles and calculations applicable to the Credit Facilities will be interpreted, applied and calculated, as the case may be, in accordance with GAAP. The basis of accounting and all calculations set out in this Agreement will be applied and made on a consistent basis and will not be changed for the purposes of this Agreement unless required by GAAP or as agreed to by the Lenders in writing, such agreement not to be unreasonably withheld. It will be reasonable for the Lenders to withhold their consent if a proposed change could adversely affect the obligations of the Borrower or rights of the Lenders under this Agreement or any of the other Documents.

1.16 Changes in GAAP or Accounting Policies

(a)	If:

(i)	there occurs a material change in GAAP; or

(ii)	the Borrower or any Subsidiary, as permitted by GAAP, adopts a material change in an accounting policy in order to more appropriately present events or transactions in its financial statements,

and any such change would require disclosure under GAAP in the consolidated financial statements of the Borrower and would cause an amount required to be determined for the purposes of any financial ratio or any other financial calculation hereunder (each a “Financial Calculation”) to be materially different than the amount that would be determined without giving effect to such change, the Borrower shall notify the Agent of such change (an “Accounting Change”). Such notice (an “Accounting Change Notice”) shall describe the nature of the Accounting Change, its effect on the current and immediately prior year’s financial statements and state whether the Borrower wishes to revise the method of calculating the Financial Calculation in order that amounts determined after giving effect to such Accounting Change and the revised method of calculating the Financial Calculation will approximate the amount that would be determined without giving effect to such Accounting Change and without giving effect to the revised method of calculating the Financial Calculation. The Accounting Change Notice shall be delivered to the Agent within 90 days after the end of the fiscal quarter in which the Accounting Change is implemented or, if such Accounting Change is implemented in the fourth fiscal quarter of any fiscal year or in respect of an entire fiscal year, within 120 days after the end of such period.

(b)

If, pursuant to the Accounting Change Notice, the Borrower does not indicate that it desires to revise the method of calculating the Financial Calculation, the Agent or the Majority Lenders may within 30 days after receipt of the Accounting Change Notice, notify the Borrower that they wish to revise the method of calculating the Financial Calculation in the manner described above.

(c)

If the Borrower, the Agent or the Majority Lenders so indicate that they wish to revise the method of calculating the Financial Calculation, the Borrower and the Lenders shall in good faith attempt to agree on a revised method of calculating the Financial Calculation. If, however, within 30 days after receipt of the foregoing notice by the Borrower, the Agent or the Majority Lenders, as applicable, of their desire to revise the method of calculating the Financial Calculation, the Borrower and the Majority Lenders have not reached agreement in writing on such revised method of calculation, such method of calculation shall not be revised and all amounts to be determined thereunder shall be determined without giving effect to the Accounting Change. For greater certainty, if no notice of a desire to revise the method of calculating the Financial Calculation in respect of an Accounting Change is given by the Borrower, the Agent or the Majority Lenders within the applicable time period described above, then the method of calculating the Financial Calculation shall not be revised in response to such Accounting Change and all amounts to be determined pursuant to the Financial Calculation shall continue to be determined without giving effect to such Accounting Change.

(d)

If a Compliance Certificate is delivered in respect of a fiscal quarter or fiscal year in which an Accounting Change is implemented without giving effect to any revised method of calculating the Financial Calculation, and subsequently, as provided above, the method of calculating the Financial Calculation is revised in response to such Accounting Change, or the amount to be determined pursuant to the Financial Calculation is to be determined without giving effect to such Accounting Change, the Borrower shall deliver a revised Compliance Certificate. Any Event of Default which arises as a result of the Accounting Change and which is cured by this Section 1.16 shall be deemed never to have occurred.

(e)

For the purposes of this Agreement, including all financial calculations to be made hereunder, any lease which would be accounted for as an operating lease under GAAP as in effect on December 31, 2018 shall be, notwithstanding any subsequent change in GAAP, deemed to be accounted for as an operating lease and not as a capital lease (whether such lease is entered into or assumed before or after December 31, 2018).

1.17 Amendment and Restatement

(a)	The Borrower, the Agent and the Lenders agree that, on the Closing Date:

(i)	the Existing Credit Agreement shall be and is hereby amended and restated in the form of this Agreement;

(ii)

all outstanding Accommodations (as that term is defined in the Existing Credit Agreement) and other amounts outstanding under the Existing Credit Agreement immediately prior to the Closing Date shall continue to be outstanding under this Agreement and shall be deemed to be:

(A)

in the case of outstanding Accommodations and other Obligations under the Operating Facility (as such terms are defined in the Existing Credit Agreement), such outstanding Accommodations and other Obligations shall continue to be outstanding on the Closing Date as Accommodations and Obligations under the Operating Facility under this Agreement as the same types of Accommodations and other Obligations under the Existing Credit Agreement immediately prior to the Closing Date;

(B)

in the case of outstanding Accommodations and other Obligations under the Syndicated Facility (as such terms are defined in the Existing Credit Agreement), such outstanding Accommodations and other Obligations shall continue to be outstanding as follows:

(x)

Cdn.$215,000,000 of the outstanding Canadian Prime Rate Loans thereunder (together with all accrued and unpaid interest thereon) shall continue to be outstanding as Canadian Prime Rate Loans (and accrued and unpaid interest thereon) under the Tranche B Facility under this Agreement; and

(y)

all other outstanding Accommodations and Obligations (as such terms are defined in the Existing Credit Agreement) thereunder shall continue to be outstanding as Accommodations and Obligations under the Tranche A Facility under this Agreement as the same types of Accommodations and other Obligations under the Existing Credit Agreement immediately prior to the Closing Date;

(iii)

in order to give effect to the revised Commitment Amounts contemplated hereby, the Lenders hereby agree to take all steps and actions and execute and deliver all agreements, instruments and other documents as may be required by the Agent or any of the Lenders (including the assignment of interests in, or the purchase of participations in, such outstanding Accommodations) to give effect to the revised Commitment Amounts and to ensure that the aggregate Obligations owing to each Lender under the Credit Facilities are outstanding in proportion to each Lender’s Rateable Portion of all outstanding Obligations under the Credit Facilities after giving effect to the amendment and restatement hereof; and

(iv)

this Agreement is an amendment and restatement of the Existing Credit Agreement and not a novation of the Existing Credit Agreement; as a consequence, the obligations, indebtedness and liabilities outstanding under the Existing Credit Agreement shall constitute obligations, indebtedness and liabilities hereunder governed by the terms hereof and shall continue to be secured by the Security. Such obligations, indebtedness and liabilities shall be continuing in all respects, and this Agreement shall not be deemed to evidence or result in a novation of such obligations, indebtedness and liabilities or a repayment and reborrowing of such obligations, indebtedness and liabilities. The Existing Credit Agreement has been amended and restated solely for the purposes of reflecting amendments to the Existing Credit Agreement which the Lenders, the Agent and the Borrower have agreed upon.

(b)	References herein to the “date hereof” or similar expressions shall be and shall be deemed to be to the date of the execution and delivery hereof, being March 26, 2021.

(c)

All references to the “Credit Agreement” contained in the Documents (other than the Existing Credit Agreement) delivered prior to the effectiveness of this Agreement shall be references to this Agreement without further amendment to those Documents. The Borrower confirms that each of the Documents remains in full force and effect. All deliverables made under the Existing Credit Agreement shall be deemed to have been delivered under this Agreement. Each Lender authorizes the Agent to take all actions and make such adjustments as are reasonably necessary to give effect to the foregoing.

1.18 Schedules

The following are the Schedules which form part of this Agreement:

Schedule A:	Definitions
Schedule B:	Commitments
Schedule C:	Form of Environmental Certificate
Schedule D:	Form of Oil and Gas Ownership Certificate
Schedule E:	Form of Request for Offer of Extension
Schedule F:	Form of Notice of Borrowing
Schedule G:	Form of Notice of Rollover or Notice of Conversion or Notice of Repayment
Schedule H:	Borrower Group Information
Schedule I:	Form of Compliance Certificate
Schedule J:	Form of Assignment and Assumption Agreement
Schedule K:	Existing LCs.

1.19 Changes to LMR

If as a result of any change in any applicable Law, rule, policy, regulation, order or directive (or in the interpretation of any thereof): (a) any applicable Energy Regulator ceases to use an LMR as a means of determining whether a Person is in compliance with such Energy Regulator’s abandonment and reclamation rules, policies, regulations or directives in any one or more Material Jurisdictions; (b) a material change occurs in the methodology used in calculating the LMR in any Material Jurisdiction (including any changes in the factors used to calculate such rating which would have a material effect upon the calculation of such rating); or (c) a material change is made to the minimum LMR thresholds in any Material Jurisdiction which are used to determine whether any licenses for wells, facilities, pipelines and other physical assets relevant to the determination of the LMR can be transferred or whether any security deposits will be required to be provided to the applicable Energy Regulator, then, in any such case, the Borrower and the Agent shall enter into good faith discussions with a view to determining a comparable rating system, calculation or threshold, as applicable, to amend or replace the concept or usage of LMR as set forth herein that is, at such time, broadly accepted as the prevailing market practice for such regulation in the applicable Material Jurisdiction, with the intent of having the respective positions of the Lenders and the Borrower after such change(s) conform as nearly as possible to their respective positions immediately prior to such change(s); provided that, until any such agreement is reached, the LMR and all related calculations and thresholds hereunder shall continue to be calculated as if no such change(s) had occurred to the extent that the LMR and such related calculations and thresholds are reasonably capable of being calculated notwithstanding such change(s). Upon the Borrower and the Agent agreeing on such a comparable rating system, calculation or threshold, as applicable, the Borrower and the Lenders party hereto shall enter into documentation to amend the provisions hereof to give effect to such agreement and to make all other adjustments incidental thereto. The Parties agree that such amendment shall require the consent of each of the Lenders notwithstanding anything to the contrary set out herein.

ARTICLE 2

DELIVERIES ON CLOSING DATE

2.1 Conditions Precedent to Effectiveness

This Agreement shall become effective upon, and the Existing Credit Agreement shall be amended and restated as herein provided upon, the following conditions being satisfied:

(a)

the receipt by the Agent, for and on behalf of the Lenders, of the following documents each fully executed (as applicable) and in full force and effect, and in form and substance satisfactory to the Lenders, acting reasonably:

(i)	this Agreement;

(ii)	a Closing Certificate from each Loan Party;

(iii)	an Oil and Gas Ownership Certificate;

(iv)	a confirmation of guarantee and security in respect of the Security from each Loan Party;

(v)	the Closing Opinion; and

(vi)	an opinion from counsel to the Lenders;

(b)	receipt by the Agent and the Lenders of the following (each of which shall be in form and substance satisfactory to the Lenders):

(i)	evidence of the registration, filing and recording of the Security in all applicable offices or places of registration;

(ii)	satisfactory Lien searches or similar evidence from each applicable jurisdiction confirming no registered Liens, which are not Permitted Encumbrances;

(iii)

a certificate of status, certificate of good standing, partnership declaration or similar evidence as to the creation or existence of each Borrower Group Member under the Laws of its jurisdiction of formation;

(iv)	the Original Annual Budget for the 2021 fiscal year of the Borrower;

(v)

all documentation and other information requested by the Agent or any Lender, in each case acting reasonably, in connection with “know your customer” requirements and AML Legislation will have been provided at least 5 Banking Days prior to the Closing Date;

(c)

receipt by the Agent, for and on behalf of the Lenders, of the Amended, Restated and Consolidated Note Purchase Agreement to amend the maturity date of the Existing Notes to a date no earlier than November 30, 2022 and to provide parallel provisions for “payment-in-kind” interest on a portion of the principal amount of the Existing Notes which is proportionate to the amount of the Tranche B Facility to the extent the Borrower elects to pay interest in kind and shall otherwise provide for such amendments as may otherwise be acceptable to all of the Lenders, each in form and substance satisfactory to the Agent and Lenders’ Legal Counsel, each in their sole and absolute discretion, and a certified true and complete copy of the Amended, Restated and Consolidated Note Purchase Agreement shall be attached to the Closing Certificate of the Borrower;

(d)

receipt by the Agent of a fully executed copy of an amendment to the Intercreditor Agreement, effective as of the Closing Date, and such amendment shall be in form and substance satisfactory to the Agent, the Lenders and Lenders’ Legal Counsel, each in their sole and absolute discretion;

(e)	receipt by the Agent, for and on behalf of the Lenders, of the Closing Cash Flow Projection;

(f)	receipt by the Agent of the Agency Fee Agreement;

(g)	there has been no change which would have a Material Adverse Effect on the Borrower since December 31, 2020 and the Borrower shall have certified the same in the Closing Certificate of the Borrower;

(h)

no Default or Event of Default shall have occurred or shall occur as a result of the execution and delivery of the Documents and the Borrower shall have certified the same in the Closing Certificate of the Borrower;

(i)

each of the representation and warranties set out in Section 12.1 shall be true and correct in all material respects (other than those representations and warranties which are already subject to a materiality threshold (such as Material Adverse Effect), which shall be true and correct in all respects) and the Borrower shall have certified the same in the Closing Certificate of the Borrower;

(j)

the Borrower shall have paid to the Agent, on account of each of the Lenders, an extension fee in Canadian Dollars in an amount equal to [Redacted – Confidential] of the aggregate amount of each such Lender’s Individual Commitment Amount (that is, an aggregate extension fee of [Redacted – Confidential]);

(k)	the payment of all other fees and expenses (including agency fees) which are payable by the Borrower to the Agent and the Lenders, as the case may be, in connection with the Credit Facilities; and

(l)

receipt by the Agent of all such other agreements, certificates, declarations, opinions and other documents as are reasonably required by the Agent to confirm or establish the completion or satisfaction of the foregoing.

2.2 Waiver

The conditions set forth in Section 2.1 are inserted for the sole benefit of the Lenders and the Agent and may be waived with the approval of all of the Lenders in whole or in part (with or without terms or conditions) without prejudicing the right of the Lenders or the Agent at any time to assert such waived conditions.

ARTICLE 3

CREDIT FACILITIES

3.1 Credit Facilities

Subject to the terms and conditions hereof and effective on the Closing Date:

(a)

Operating Facility. The Operating Lender hereby establishes the Operating Facility in favour of the Borrower as a revolving credit facility. Accommodations under the Operating Facility may be drawn down by the Borrower during the Revolving Period in accordance with Section 3.9 in Canadian Dollars, or the Canadian Dollar Exchange Equivalent thereof in U.S. Dollars, or any combination thereof, to a maximum of the Operating Facility Commitment Amount, subject to Section 3.1(d). The Operating Facility is a revolving facility and amounts repaid thereunder (including by way of overdraft Drawdowns) may be re-borrowed. The Operating Facility Commitment Amount of the Operating Lender is set out in Schedule B.

(b)

Tranche A Facility. The Tranche A Facility Lenders hereby establish the Tranche A Facility in favour of the Borrower. The Tranche A Facility may be drawn down by the Borrower during the Revolving Period in accordance with Section 3.9 in Canadian Dollars, or the Canadian Dollar Exchange Equivalent thereof in U.S. Dollars, or any combination thereof, to a maximum of the Tranche A Facility Commitment Amount, subject to Section 3.1(d). The Tranche A Facility is a revolving facility and amounts repaid thereunder may be re-borrowed. The Individual Tranche A Facility Commitment Amount of each Tranche A Facility Lender is as set out in Schedule B.

(c)

Tranche B Facility. The Tranche B Facility Lenders hereby establish the Tranche B Facility in favour of the Borrower. The Tranche B Facility is a non-revolving facility and amounts repaid thereunder may not be re-borrowed and any repayment shall result in a permanent reduction of the Tranche B Facility to the extent of such repayment and a corresponding reduction of the Tranche B Facility Commitment Amount. The Individual Tranche B Facility Commitment Amount of each Tranche B Facility Lender is as set out in Schedule B. The Tranche B Facility will be deemed to be fully funded on the Closing Date by operation of Section 1.17(a).

(d)

Borrowing Base. Notwithstanding the Borrowing Base Facilities Commitment Amount, the Aggregate Principal Amount under all Borrowing Base Facilities shall at no time exceed the Borrowing Base, subject to Sections 3.5(d) and 5.9.

3.2 Extension of Revolving Period

(a)	End of Revolving Period.

(i)

For certainty and notwithstanding any provision hereof to the contrary, until the Repayment of the Tranche B Facility, the extension provisions set forth in Sections 3.2 and 3.3 shall not be applicable.

(ii)	Subject to subparagraph (a) of the definition of “Revolving Period”, the Revolving Period will end on May 31, 2022.

(b)	Extension.

(i)

From and after the Repayment of the Tranche B Facility, the Borrower may, provided no Default or Event of Default has occurred and is continuing, request an Offer of Extension in respect of each Lender for which there is a Revolving Period at such time (each a “Revolving Lender”) not more than 90 days and not less than 60 days prior to the last day of the then current Revolving Period. Such request shall be made by the Borrower by delivering to the Agent an executed Request for Offer of Extension and, if not previously delivered, the most current financial statements and production information required to be delivered by it hereunder. The Agent shall within 2 Banking Days of receipt thereof notify the Revolving Lenders of such Request for Offer of Extension and each Revolving Lender shall notify the Agent and the Borrower as to whether or not it agrees (in its sole discretion) to such request no later than 30 days prior to the last day of the then current Revolving Period (or such other later date as may be agreed by the Borrower and Majority Lenders) (the “Notification Date”); provided that, if a Revolving Lender does not so notify the Agent and the Borrower on or prior to the Notification Date, such Revolving Lender shall be deemed to have elected not to agree to such Request for Offer of Extension.

(ii)

If the Borrower fails to make a Request for Offer of Extension within the time provided above, the then current Revolving Period will not be followed by a new Revolving Period and will continue until the Term Conversion Date with each such Lender’s Individual Borrowing Base Commitment Amount remaining available for Drawdown (subject to Section 6.1) until the Term Conversion Date applicable to such Lender.

(iii)

If the Majority Revolving Lenders agree to such Request for Offer of Extension, the Agent shall promptly after the Notification Date deliver to the Borrower an Offer of Extension with respect to all Borrowing Base Facilities on behalf of the Revolving Lenders who have agreed to extend, which Offer of Extension shall identify the Revolving Lenders who have agreed to such Request for Offer of Extension. Any such Offer of Extension shall be open for acceptance by the Borrower until the Banking Day immediately preceding the last day of the then current Revolving Period. Upon written notice by the Borrower to the Agent accepting an outstanding Offer of Extension and agreeing to the terms and conditions specified therein, if any, the Revolving Period, in respect of those Revolving Lenders agreeing to such an extension, shall be extended to the date specified in the Offer of Extension subject to the terms and conditions, if any, specified in such Offer of Extension effective on the date of acceptance by the Borrower of the Offer of Extension.

(iv)

If any Lender that receives notification from the Agent that the Borrower has made a Request for Offer of Extension, elects not to or is deemed not to make an Offer of Extension (each a “Non-Agreeing Lender”), the Agent shall forthwith so advise each of the other Lenders which do agree to provide an Offer of Extension and each such Lender shall have the right (but not the obligation) to purchase the Individual Borrowing Base Commitment Amount of such Non-Agreeing Lenders (each a “Non-Agreeing Lender Commitment Amount”) for a purchase price in an amount equal to the Aggregate Principal Amount of the Accommodations owing to such Non-Agreeing Lenders under the Borrowing Base Facilities (or such lower amount as may otherwise be agreed to by the applicable Non-Agreeing Lender in its sole discretion), together with accrued interest thereon to the date of payment of such principal amount and all other Obligations payable by the Borrower to such Non-Agreeing Lenders under this Agreement and the other Documents (including all losses, costs and expenses suffered or incurred by the Non-Agreeing Lenders as a result of complying with this Section 3.2(b) and all amounts owing to it under Sections 18.5, 18.6 and 18.7). Each of the other Lenders wishing to exercise its rights to purchase the Non-Agreeing Lender Commitment Amount (a “Purchasing Lender”) shall so notify the Borrower, the Agent and each of the other Lenders in writing, and such Purchasing Lender shall thereupon be obligated to purchase not less than 15 days prior to the last day of the then current Revolving Period, an amount equal to the Non-Agreeing Lender Commitment Amount multiplied by such Purchasing Lender’s Rateable Portion of the Borrowing Base Facilities Commitment Amount, over the aggregate of all Purchasing Lender’s Rateable Portion of the Borrowing Base Facilities Commitment Amount, or as otherwise agreed to by the Borrower and all Purchasing Lenders. The Purchasing Lender shall be deemed to have made an Offer of Extension in respect of the Non-Agreeing Lender Commitment Amount so purchased and the Term Conversion Date applicable to such commitment shall, upon acceptance of such offer by the Borrower, be extended to the Term Conversion Date applicable to such Purchasing Lender and such Credit Facility. The Non-Agreeing Lenders, the Purchasing Lenders, the Agent, the Borrower and each of the other Lenders, if any, shall forthwith duly execute and deliver any necessary documentation to give effect to such purchase, whereupon the Non-Agreeing Lenders shall, as of the effective date thereof, be released from its obligations to the Borrower hereunder and under the other Documents arising subsequent to such date.

(v)	If a Non-Agreeing Lender Commitment Amount is not purchased pursuant to Section 3.2(b)(iv), at the option of the Borrower:

(A)

so long as no Default or Event of Default exists and is continuing, the Borrower may repay in full all outstanding Accommodations and other Obligations owing hereunder and under the other Documents (including any expenses, breakage and other costs determined in accordance with Section 8.2 and 9.2) to such Non-Agreeing Lender on the applicable Term Conversion Date including cash collateralization in full of any contingent obligations in respect of any outstanding Letters of Credit, and, upon such repayment, the Non-Agreeing Lender shall cease to be a Lender hereunder and the Non-Agreeing Lender Commitment Amount shall be terminated; the Tranche A Facility Commitment Amount or the Operating Facility Commitment Amount, as applicable, shall be reduced by the amount of the terminated Non-Agreeing Lender Commitment Amount, and the Rateable Portion of each remaining Lender shall be adjusted accordingly;

(B)	the Non-Agreeing Lender shall, if requested by the Borrower, assign and transfer such Non-Agreeing Lender Commitment Amount to a Lender pursuant to Section 16.2; or

(C)

the undrawn portion of the Non-Agreeing Lender Commitment Amount shall, effective at 5:01 p.m. (Toronto time) on the applicable Term Conversion Date, be cancelled and such Non-Agreeing Lender’s Individual Commitment Amount shall thereafter convert to a non-revolving term facility which is due on November 30, 2022 as provided for in Section 3.3.

(vi)

A Revolving Period may only be extended if the Majority Revolving Lenders agree to provide an Offer of Extension, and if such Majority Revolving Lenders do not agree to provide an Offer of Extension, the provisions of Section 3.3 shall apply.

(vii)

This Section 3.2 shall apply from time to time to permit successive extensions of the Revolving Period, any Term Conversion Date, the Tranche A Facility Termination Date and the Operating Facility Termination Date if and for so long as the Majority Revolving Lenders have agreed in accordance with this Section 3.2; provided that no such extension will occur unless each of the Borrowing Base Facilities are so extended.

3.3 Conversion to Non-Revolving Term Facility.

(a)

Tranche A Facility. Subject to Section 3.2, the undrawn portion of any Non-Agreeing Lender Commitment Amount in respect of the Tranche A Facility will be automatically cancelled at 5:01 p.m. (Toronto time) on the Term Conversion Date applicable to such Non-Agreeing Lender. Effective at such time, the Tranche A Facility will, with respect to a Non-Agreeing Lender, cease to be a revolving type facility and the Aggregate Principal Amount of the Tranche A Facility then applicable to such Non-Agreeing Lender, unless unconditionally and irrevocably repaid or cash collateralized in accordance with Section 3.2(b)(v)(A), will convert to a non-revolving term facility in an equivalent principal amount which is due on November 30, 2022.

(b)

Operating Facility. Subject to Section 3.2, the undrawn portion of the Operating Facility Commitment Amount will be automatically cancelled at 5:01 p.m. (Toronto time) on the then current Term Conversion Date in respect of the Operating Lender. Effective at such time on such time, the Operating Facility will cease to be a revolving type facility and the Aggregate Principal Amount of the Operating Facility, unless unconditionally and irrevocably repaid or cash collateralized in accordance with Section 3.2(b)(v)(A), will convert to a non-revolving term facility in an equivalent principal amount which is due on November 30, 2022.

3.4 Maturity Date

Each Advance made by a Lender by way of a CDOR Rate Loan, LIBOR Based Loan or Letter of Credit will, subject to the other terms and conditions of this Agreement, including Section 14.2, have a Maturity Date which expires on or prior to the Termination Date applicable to the Credit Facility pursuant to which such Advance was made and to such Lender under such Credit Facility.

3.5 Repayment

(a)	Tranche A Facility.

(i)	Revolving Period. The Borrower may borrow, repay and re-borrow Accommodations under the Tranche A Facility, subject to Sections 3.1, 3.2, 3.3(a) and 5.7.

(ii)

Tranche A Facility Termination Date. With respect to each Tranche A Facility Lender under the Tranche A Facility, the Aggregate Principal Amount owing to such Tranche A Facility Lender under the Tranche A Facility shall be repaid by the Borrower in one principal repayment on the Tranche A Facility Termination Date, together with all accrued and unpaid interest and fees thereon and all other Obligations owing to such Tranche A Facility Lender under the Tranche A Facility.

(b)	Tranche B Facility.

(i)

Non-Revolving Nature. The Tranche B Facility shall be a non-revolving credit facility: that is, any repayment of any Accommodations under the Tranche B Facility shall result in a permanent reduction of the Tranche B Facility to the extent of such repayment and a corresponding reduction of the Tranche B Facility Commitment Amount; and, for certainty, the Borrower shall not be entitled to make any Drawdown or re-borrowing in respect of and to the extent of any such repayment.

(ii)

Tranche B Facility Termination Date. With respect to each Tranche B Facility Lender under the Tranche B Facility, the Aggregate Principal Amount owing to such Tranche B Facility Lender under the Tranche B Facility shall be repaid by the Borrower in one principal repayment on the Tranche B Facility Termination Date, together with all accrued and unpaid interest and fees thereon and all other Obligations (including, for certainty and if applicable, interest which has been capitalized pursuant to the “payment in kind” provisions set forth in Section 3.10(i)) owing to such Tranche B Facility Lender under the Tranche B Facility.

(iii)

In the event (x) all of the Lenders agree to an increase of the Borrowing Base pursuant to a determination or re-determination made in accordance with Section 3.11, (y) there is a concurrent and equal increase in the Borrowing Base Facilities Commitment Amount (the amount of such increase being referred to in this clause (iii) as the “Applicable BB Commitment Increase Amount”), and (z) there remains an Aggregate Principal Amount outstanding under the Tranche B Facility at such time, the Borrower shall make, or cause to be made, a repayment of the Aggregate Principal Amount outstanding under the Tranche B Facility (and shall pay all accrued and unpaid interest and fees on the Accommodations being repaid) in an amount equal to the Applicable BB Commitment Increase Amount. For certainty, an increase in the Borrowing Base that exceeds the then applicable Borrowing Base Facilities Commitment Amount without a concurrent and equal increase in the Borrowing Base Facilities Commitment Amount shall not give rise to an obligation to repay Accommodations under the Tranche B Facility to the extent of such excess.

(c)	Operating Facility.

(i)	Revolving Period. The Borrower may borrow, repay and re-borrow Accommodations under the Operating Facility, subject to Sections 3.1, 3.2, 3.3(b) and 5.7.

(ii)

Operating Facility Termination Date. The Aggregate Principal Amount owing to the Operating Lender under the Operating Facility shall be repaid by the Borrower in one principal repayment on the Operating Facility Termination Date, together with all accrued and unpaid interest and fees thereon and all other Obligations owing to the Operating Lender under the Operating Facility (subject to the cash collateralization of Letters of Credit as required by Section 10.4).

(d)

Borrowing Base Shortfall. If at any time there occurs a Borrowing Base Shortfall, the Agent shall promptly deliver to the Borrower a notice setting out the amount of the Borrowing Base Shortfall (the “Shortfall Notice”). Upon receipt of the Shortfall Notice, the Borrower will do one of the following or a combination thereof:

(i)

reduce the Aggregate Principal Amount under the Borrowing Base Facilities by the amount of the Borrowing Base Shortfall within 30 days (or from and after the Repayment of the Tranche B Facility, 60 days) of receipt of the Shortfall Notice with the proceeds of such reduction to be paid to the Borrowing Base Lenders in accordance with Section 17.3;

(ii)

eliminate the Borrowing Base Shortfall by providing in favour of the Agent for and on behalf of the Lenders and the Swap Lenders additional security, such security to be in form and substance acceptable to the Lenders, to be delivered by the Borrower to the Agent for and on behalf of the Lenders within 30 days (or from and after the Repayment of the Tranche B Facility, 60 days) of receipt of the Shortfall Notice; or

(iii)

eliminate the Borrowing Base Shortfall within 30 days (or from and after the Repayment of the Tranche B Facility, 60 days) of receipt of the Shortfall Notice by such other means as are acceptable to the Lenders, including adding additional P&NG Rights acceptable to the Lenders to the Borrowing Base Properties or by making a prepayment in accordance with Section 3.7.

(e)	Effect of Borrowing Base Shortfall. If a Shortfall Notice is given, then unless and until the Borrowing Base Shortfall is eliminated as required by Section 3.5(d), the Borrower will:

(i)

not request Advances, except for the Rollover or Conversion of then maturing Accommodations, provided the Maturity Date of such maturing Accommodations following their Conversion or Rollover, as the case may be, does not exceed the earlier of:

(A)	30 days from such date; and

(B)	the date which is 60 days after delivery of the Shortfall Notice;

(ii)

provide to the Agent for the benefit of the Lenders, such information available to it to assist in determining the forecasted Available Cash Flow over the anticipated period of the Borrowing Base Shortfall;

(iii)

not Dispose, or permit the Disposition, of any Borrowing Base Property except (A) pursuant to paragraphs (a), (b), (c) and (e) of the definition of Permitted Dispositions, (B) with the prior written consent of the Lenders, Dispositions of any Borrowing Base Property for fair market value provided that contemporaneously with such Disposition, the Borrower applies the Net Cash Proceeds thereof to prepay the Aggregate Principal Amount in an amount equal to the lesser of (I) the amount sufficient to eliminate such Borrowing Base Shortfall and (II) all Net Cash Proceeds of such Disposition or (C) as otherwise agreed to by the Majority Lenders; and

(iv)	pay the increased compensation required under Section 3.10(e).

(f)

Dedication of Available Cash Flow. Following receipt of a Shortfall Notice and until the Borrowing Base Shortfall described therein is eliminated, the Borrower will dedicate (from and after the Repayment of the Tranche B Facility, on a monthly basis) to the Aggregate Principal Amount (on a pro rata basis between the Borrowing Base Facilities) all Available Cash Flow to eliminate as soon as possible, and in any event within 30 days (or from and after the Repayment of the Tranche B Facility, 60 days), the Borrowing Base Shortfall.

(g)

Mandatory Repayment of Credit Facilities re: Proceeds of Equity and Debt. In addition to and without limiting the other provisions hereof and prior to the Repayment of the Tranche B Facility, unless agreed otherwise by all of the Lenders in writing, the Borrower shall or shall cause the net proceeds of:

(i)	any equity securities (including, without limitation, any convertible, preferred or hybrid securities) issued by the Borrower or any Subsidiary (other than Excluded Equity Issues); and

(ii)	any unsecured, second lien or subordinated Debt issued or incurred by the Borrower or any Subsidiary (including High Yield Notes),

to be applied to the permanent reduction and rateable repayment of the obligations under the Existing Notes and the outstanding Accommodations under the Tranche B Facility (together with all accrued and unpaid interest and fees on the principal amount being repaid and other obligations relating thereto), within 1 Banking Day after receipt by the Borrower or any Subsidiary of any such proceeds; upon any repayment of Accommodations pursuant to this Section 3.5(g) the Tranche B Facility shall be permanently reduced and cancelled by the principal amount of the outstanding Accommodations so repaid.

(h)

Payments to Agent. All payments of the Obligations of the Borrower to the Lenders under the Tranche A Facility and the Tranche B Facility will be made by the Borrower to the Agent for the account of the applicable Lenders under such Credit Facility, and, except to the extent otherwise provided herein, in accordance with each such Lender’s Rateable Portions thereof, if any.

(i)

Payments to Operating Facility. All payments of the Obligations of the Borrower to the Operating Lender under the Operating Facility will be made by the Borrower to the Operating Lender for its own account.

3.6 Mandatory Reduction of Tranche B Facility Commitment Amount

(a)

Effective as of December 31, 2021, the outstanding Tranche B Facility Commitment Amount shall automatically be reduced and partially cancelled by, and the Aggregate Principal Amount under the Tranche B Facility (together with all accrued and unpaid interest and fees on the Aggregate Principal Amount being repaid) shall be repaid on such date in, an amount which is equal to:

(i)	the then amount of undrawn availability on the Borrowing Base Facilities; plus

(ii)	the cash and Cash Equivalents then held by the Borrower and its Subsidiaries (but excluding therefrom any cash or Cash Equivalents which are Excluded Deposits/Amounts); less

(iii)

the sum of (x) [Redacted – Confidential] plus (y) the amount required to be repaid under Existing Notes in accordance with the Intercreditor Agreement as a result of such repayment of the Tranche B Facility.

(b)

Upon the reduction and repayment of the Tranche B Facility as contemplated by this Section 3.6, the Individual Tranche B Facility Commitment Amount of each of the Tranche B Facility Lenders under the Tranche B Facility shall be reduced pro rata in the same proportion that the amount of the reduction and repayment in such Tranche B Facility bears to the amount of such Tranche B Facility in effect immediately prior to such reduction.

3.7 Prepayment and Cancellation

With the same notice required when the Accommodation to be prepaid was made, the Borrower may at any time prepay (in minimum amounts of Cdn. $2,000,000 or U.S. $2,000,000, as applicable, and in multiples of Cdn. $500,000 or U.S. $500,000, as applicable, for any amount in excess thereof; except no such minimums shall apply to the repayment of Canadian Dollar overdraft or U.S. Dollar overdraft Accommodations under the Operating Facility) without premium, bonus or penalty, any or all of the Aggregate Principal Amount, except that (i) a CDOR Rate Loan may only be paid prior to its Maturity Date in accordance with Sections 9.2 and 11.2, (ii) a LIBOR Based Loan may only be paid prior to its Maturity Date in accordance with Sections 8.2 and 11.2, and (iii) any Letter of Credit may only be prepaid if such Letter of Credit is returned to the Operating Lender for cancellation or collateralized in accordance with Section 10.4. At any time, the Borrower may also, upon the Borrower giving the Agent not less than two (2) Banking Days prior notice, cancel (in minimum amounts of Cdn. $2,000,000 or U.S. $2,000,000, as applicable, and in multiples of Cdn. $500,000 or U.S. $500,000, as applicable, for any amount in excess thereof) any undrawn portion of the Commitment Amount, including any undrawn portion resulting from a prepayment. Any prepayment or cancellation in respect of a Credit Facility will be made, except to the extent otherwise provided herein, pro rata to all Lenders under such Credit Facility on the basis of each Lender’s Rateable Portion.

3.8 Use of Proceeds

The Borrower will be entitled, subject to Section 6.2, to use the proceeds of the Credit Facilities for general corporate purposes and the exploration, development, production, and acquisition of oil and natural gas reserves in Canada and the United States of America (including, for certainty, regularly scheduled principal and interest payments under the Existing Notes and any High Yield Notes); provided that, notwithstanding the foregoing, save and except for the utilization of the Borrowing Base Facilities to the extent required to effect repayment of the Existing Notes in accordance with the Intercreditor Agreement as a result of permanent reductions in the aggregate Commitment Amount, the proceeds of the Credit Facilities shall not be used for the prepayment or repurchase of all or any portion of the Existing Notes.

3.9 Types of Accommodation

The Borrower may from time to time obtain Advances under the Credit Facilities (unless otherwise indicated) by way of:

(a)

Canadian Prime Rate Loans, in principal amounts of not less than (i) under the Tranche A Facility and Tranche B Facility, Cdn. $2,000,000 and in multiples of Cdn. $100,000 for any amounts in excess thereof, and (ii) under the Operating Facility, Cdn. $100,000 and in multiples of Cdn. $100,000 for any amounts in excess thereof (except no such minimum or multiples shall apply to overdraft Drawdowns under the Operating Facility);

(b)

under the Borrowing Base Facilities only, U.S. Base Rate Loans, in principal amounts of not less than (i) under the Tranche A Facility, U.S. $2,000,000 and in multiples of U.S. $100,000 for any amounts in excess thereof and (ii) under the Operating Facility, U.S. $100,000 and in multiples of U.S. $100,000 for any amounts in excess thereof (except no such minimum or multiples shall apply to overdraft Drawdowns under the Operating Facility);

(c)	CDOR Rate Loans, subject to Section 9.1;

(d)	under the Borrowing Base Facilities only, LIBOR Based Loans, subject to Section 8.1;

(e)	under the Operating Facility only, Letters of Credit; and

(f)	under the Operating Facility only, overdraft Drawdowns in Canadian Dollars or U.S. Dollars,

(collectively, the ”Accommodations”).

Notwithstanding the foregoing or anything else to the contrary contained herein, except for the amounts deemed to be outstanding Accommodations under the Tranche B Facility pursuant to Section 1.17(a), no Drawdowns will be available under the Tranche B Facility.

3.10 Interest and Fees

(a)	Interest and Fees. Interest and fees payable by the Borrower under the Credit Facilities will be payable in the following manner:

(i)

each Canadian Prime Rate Loan drawn under the Credit Facilities and each Canadian Dollar overdraft Accommodation under the Operating Facility will bear interest at a variable rate of interest per annum equal to the Canadian Prime Rate plus the applicable margin indicated in the Pricing Table (as such applicable margin may be increased pursuant to the other provisions of this Section 3.10);

(ii)

each LIBOR Based Loan drawn under the Credit Facilities will bear interest at a rate per annum equal to LIBOR plus the applicable margin indicated in the Pricing Table (as such applicable margin may be increased pursuant to the other provisions of this Section 3.10);

(iii)

each CDOR Rate Loan drawn under the Credit Facilities will bear interest at a rate per annum equal to the CDOR Rate plus the applicable margin indicated in the Pricing Table (as such applicable margin may be increased pursuant to the other provisions of this Section 3.10);

(iv)

each U.S. Base Rate Loan drawn under the Credit Facilities and each U.S. Dollar overdraft Accommodation under the Operating Facility will bear interest at a variable rate of interest per annum equal to the U.S. Base Rate plus the applicable margin indicated in the Pricing Table (as such applicable margin may be increased pursuant to the other provisions of this Section 3.10);

(v)

the Borrower will pay to the Operating Lender an issuance or renewal fee (the “Letter of Credit Fee”) in respect of each Letter of Credit quarterly in arrears in accordance with Section 7.3 at the applicable rate indicated in the Pricing Table (as such applicable margin may be increased pursuant to the other provisions of this Section 3.10), together with all other customary administrative charges in respect of any Letter of Credit; provided that such fee will be in a minimum amount of $250 (in the currency of the Letter of Credit) on each issuance or renewal;

(vi)	the standby fee payable by the Borrower as set forth in Section 3.10(g) will be calculated based upon the applicable standby fee indicated in the Pricing Table; and

(vii)	the following table is referred to in this Agreement as the “Pricing Table”:

Pricing Table
Level	Pricing Ratio	Canadian Prime Rate /U.S. Base Rate Margin		CDOR Rate Loan /LIBOR Margin/ Letter of Credit Fee (Financial Letters of Credit)*		Standby Fees
		Operating Facility and Tranche A Facility	Tranche B Facility	Operating Facility and Tranche A Facility	Tranche B Facility	Operating Facility and Tranche A Facility
I	≤ 1.00:1.00	[Redacted – Confidential]	[Redacted – Confidential]	[Redacted – Confidential]	[Redacted – Confidential]	[Redacted – Confidential]
II	> 1.00:100 ≤ 1.50:1.00	[Redacted – Confidential]	[Redacted – Confidential]	[Redacted – Confidential]	[Redacted – Confidential]	[Redacted – Confidential]
III	> 1.50:1.00 ≤ 2.00:1.00	[Redacted – Confidential]	[Redacted – Confidential]	[Redacted – Confidential]	[Redacted – Confidential]	[Redacted – Confidential]
IV	> 2.00:1.00 ≤ 2.50:1.00	[Redacted – Confidential]	[Redacted – Confidential]	[Redacted – Confidential]	[Redacted – Confidential]	[Redacted – Confidential]
V	> 2.50:1.00 ≤ 3.00:1.00	[Redacted – Confidential]	[Redacted – Confidential]	[Redacted – Confidential]	[Redacted – Confidential]	[Redacted – Confidential]
VI	> 3.00:1.00	[Redacted – Confidential]	[Redacted – Confidential]	[Redacted – Confidential]	[Redacted – Confidential]	[Redacted – Confidential]

*

The pricing quoted above for Non-Financial Letters of Credit shall be 66 2⁄3% of the rate specified above for Letters of Credit; provided that, if any such Non-Financial Letter of Credit is determined by OSFI or any other applicable Administrative Body having jurisdiction not to be a Non-Financial Letter of Credit after the issuance thereof, the foregoing rate for such Non-Financial Letter of Credit shall be adjusted back to 100% of the rate specified above with retroactive effect to the date of issuance and the incremental issuance fee payable for the period from the date of issuance to the date of such determination by OSFI or such other applicable Administrative Body shall be payable on the first Banking Day following the then most recently completed fiscal quarter of the Borrower in which OSFI or such other applicable Administrative Body makes such determination.

(b)	Initial Rate. From the Closing Date until the date on which the next Compliance Certificate is delivered hereunder, the Level applicable to the Borrower in the Pricing Table will be Level V.

(c)

Changes in Rates due to Change in Ratio. For purposes hereof, the effective date on which any change in interest rates, Letter of Credit Fees or standby fees occurs will be the date that the Borrower delivers a Compliance Certificate as required hereunder which evidences a change in the Pricing Ratio that would result in a change in the level set out in the Pricing Table; provided that if such Compliance Certificate is not so delivered when required, then the applicable interest rates and fees shall be those set forth in Level VI of the Pricing Table effective as of the date such Compliance Certificate was otherwise due, such pricing to be effective until the first day following the date that such overdue Compliance Certificate is delivered (and notwithstanding any Default or Event of Default arising from such failure). Any increase or decrease in (i) the interest rates on LIBOR Based Loans and CDOR Rate Loans outstanding on the effective date of such change in the aforesaid rates and fees will apply proportionately to each such LIBOR Based Loan and CDOR Rate Loan, as applicable, outstanding on the basis of the number of days remaining in the term to maturity thereof; and (ii) the Letter of Credit Fees outstanding on the effective date of such change in the aforesaid rates and fees will apply proportionately to each such Letter of Credit outstanding on the basis of the number of days remaining in the applicable calendar quarter at the time of such change and thereafter, at such increased or decreased rate.

(d)

Restatement of Ratio. If the Borrower has delivered a Compliance Certificate that is subsequently found to be inaccurate in any way as a result of the Borrower’s financial results having to be restated or if the Borrower’s financial results were inaccurately reflected in the original financial results on which such Compliance Certificate was based or for any other reason and the result thereof is that the Pricing Ratio that was originally reported was lower (and the corresponding Level in the Pricing Table was lower) than it otherwise would have been in the absence of such inaccuracy or prior to such restatement, then the Borrower will, immediately upon the correction of such inaccuracy or upon such restatement, pay to the Agent for the benefit of the applicable Lenders an amount equal to the interest, Letter of Credit Fees and standby fees that the Lenders should have received, but did not receive, over the applicable period had the Pricing Ratio, and the underlying components thereof, been reported correctly in the first instance.

(e)

Borrowing Base Shortfall or Event of Default. Effective immediately following (i) receipt by the Borrower of a notice of a Borrowing Base Shortfall or (ii) an Event of Default (the “Pricing Change Effective Date”), the interest rates then applicable to Canadian Prime Rate Loans, LIBOR Based Loans, U.S. Base Rate Loans, CDOR Rate Loans and Letter of Credit Fees will each increase by [Redacted – Confidential] Basis Points per annum and such increase will remain in effect for as long as a Borrowing Base Shortfall or Event of Default subsists. An increase in interest rates and Letter of Credit Fees as aforesaid arising from a Borrowing Base Shortfall or Event of Default applies to all outstanding Accommodations under the Credit Facilities and will on the Pricing Change Effective Date apply proportionately to each LIBOR Based Loan, CDOR Rate Loan and Letter of Credit outstanding at such time on the basis of the number of days remaining in the term to maturity of each such Accommodation. The Borrower will pay to the Lenders any resulting increase in Letter of Credit Fees on or prior to the third Banking Day following the Pricing Change Effective Date. In the event that the Event of Default or Borrowing Base Shortfall no longer subsists and the Borrower has paid in advance the increased fees on a Letter of Credit for the term to maturity of a Letter of Credit, the Lenders will repay such amounts to the Borrower promptly after such Event of Default or Borrowing Base Shortfall no longer exists.

(f)

Agency Fee. The Borrower will pay to the Agent, on an annual basis, the agency fee agreed upon between the Borrower and the Agent pursuant to the Agency Fee Letter, the amount thereof to be kept confidential by the Borrower.

(g)

Standby Fee. The Borrower will, effective from and including the Closing Date to and including the Tranche A Facility Termination Date and the Operating Facility Termination Date, as the case may be, in respect of the applicable Credit Facility, pay to the Agent for the benefit of the Lenders under such Credit Facility, a standby fee in Canadian Dollars from time to time equal to the Basis Points set forth in the Pricing Table, calculated on the basis of a 365-day calendar year multiplied by (i) in respect of the Operating Facility, the Operating Facility Commitment Amount less the Canadian Dollar Exchange Equivalent of the Aggregate Principal Amount of the Operating Facility and (ii) in respect of the Tranche A Facility, the Tranche A Facility Commitment Amount, less the Canadian Dollar Exchange Equivalent of the Aggregate Principal Amount of the Tranche A Facility. The standby fee will be calculated daily and will be payable quarterly in arrears on the first Banking Day of each calendar quarter for the previous calendar quarter.

(h)

Increase in Rates on Term Conversion Date. The interest rates and fees applicable to the Credit Facilities determined in accordance with Section 3.10(a) shall, effective upon and during the Term Period, each increase by [Redacted – Confidential] Basis Points per annum. With respect to LIBOR Based Loans, CDOR Rate Loans or Letters of Credit outstanding on the Term Conversion Date, such increase shall apply on the basis of the number of days remaining in the term to maturity of each such Accommodation.

(i)

PIK Interest. Effective September 30, 2021, the interest rates then applicable to Canadian Prime Rate Loans, LIBOR Based Loans, U.S. Base Rate Loans and CDOR Rate Loans outstanding under the Tranche B Facility set forth in the Pricing Table shall increase, at the irrevocable election of the Borrower in its sole discretion, by either (i) [Redacted – Confidential] Basis Points per annum payable in full in cash or (ii) [Redacted – Confidential] Basis Points per annum to be “pay-in-kind” by capitalizing such [Redacted – Confidential] Basis Points per annum of interest and fees as principal outstanding under the Tranche B Facility (for certainty, the Aggregate Principal Amount under the Tranche B Facility shall automatically be increased by the amount of such interest “paid in kind” and capitalized (which interest “paid in kind” shall thereafter be treated as principal under the Tranche B Facility for all purposes under this Agreement)); provided that, if the Borrower fails to provide notice to the Agent of such election by September 30, 2021, the Borrower shall be deemed to have irrevocably elected (i) (the cash payment of interest and fees).

3.11 Borrowing Base

(a)	Borrowing Base. The Borrowing Base has been determined to be Cdn. $225,000,000 as of the Closing Date.

(b)

Setting of Borrowing Base. A determination of the Borrowing Base will occur semi-annually on or before May 31 and November 30 in each year the Credit Facilities remain available to the Borrower or any Obligations thereunder remain outstanding (in any such case, the “Scheduled Borrowing Base Date”) in accordance with the provisions of this Section 3.11, unless all of the Lenders agree otherwise; provided that, notwithstanding the foregoing, the next scheduled determination of the Borrowing Base will occur on or before the Scheduled Borrowing Base Date set for November 30, 2021. In addition to the foregoing semi-annual redeterminations, the Borrowing Base will be redetermined by the Lenders in any of the following circumstances:

(i)

the Majority Lenders may by notice in writing to the Agent, cause one additional re-determination of the Borrowing Base between each successive semi-annual Scheduled Borrowing Base Date upon notice to the Borrower;

(ii)

if the amounts received by Loan Parties from all Hedge Monetizations since the last Borrowing Base Determination together with the proceeds received by the Loan Parties from Dispositions (for certainty, other than Permitted Dispositions described in subparagraphs (a), (b), (c) and (e) of the definition thereof) exceeds the Threshold Amount;

(iii)	if a Material Adverse Effect has occurred;

(iv)	at any time, the indirect or direct ownership interest of the Borrower in PROP is reduced in whole or in part;

(v)

at the request of any Lender (A) if the Borrower has failed to comply with the covenant set forth in Section 13.1(w), or (B) if an Event of Default occurs under Section 14.1(s), and, in either such case, the Majority Lenders (but not all of the Lenders) have waived such Event of Default; provided that any such request from a Lender is made not more than 10 Banking Days after such waiver from the Majority Lenders;

(vi)

at the request of the Majority Lenders, if the Borrower Group Members have Shut-in/Abandonment Events which have Aggregate Average Daily Production associated therewith for the then most recently completed fiscal quarter of the Borrower that exceeds [Redacted—Confidential] of the Aggregate Average Daily Production for the then most recently completed fiscal quarter of the Borrower; or

(vii)	at the request of the Majority Lenders, if the Term Conversion Date is deemed to be February 1, 2022 as provided for in subparagraph (a) of the definition of “Revolving Period”,

(each of the scheduled and additional Borrowing Base determinations noted above are referred to herein as a “Borrowing Base Determination”); provided that, any re-determination initiated under paragraph (ii) through (vi) above shall be completed by the Lenders within 30 days after the Agent provides written notice to the Borrower that the Lenders have undertaken such re-determination.

(c)

Determination of Borrowing Base. The Lenders may consult with each other when making any Borrowing Base Determination and any Borrowing Base Determination which: (i) results in an increase of the Borrowing Base, will require the unanimous agreement of all of the Lenders and (ii) determines the Borrowing Base to be either the same as the existing Borrowing Base (that is, for certainty, prior to making such Borrowing Base Determination) or results in a decrease of the Borrowing Base, will require the agreement of the Majority Lenders. Each Lender, in making its determination of the Borrowing Base value in connection with a Borrowing Base Determination, will act in accordance with its usual and customary practices for revolving loans of this nature. If the Lenders are unable to agree on a Borrowing Base Determination on or before the applicable Scheduled Borrowing Base Date or other applicable Borrowing Base Determination date set out herein, the previous Borrowing Base shall remain in effect until the Majority Lenders have agreed on the Borrowing Base Determination.

(d)

Notification of Borrowing Base. The Agent shall within 5 Banking Days of any Borrowing Base Determination advise the Borrower of the Borrowing Base value. The Borrowing Base shall be effective immediately upon notice thereof to the Borrower and any resulting adjustment of the Commitment Amount shall occur automatically. The Borrowing Base will remain in effect until the next Borrowing Base Determination is made as required or permitted herein.

(e)

Borrower May Request Re-determination. The Borrower may at any time request one re-determination of the Borrowing Base between each successive semi-annual Scheduled Borrowing Base Date upon notice to the Agent. Upon such request, the Borrowing Base will be re-determined as soon as reasonably practicable, provided that the Borrower has made available to the Agent, for the benefit of the Lenders, the current information which, in the opinion of the Majority Lenders, acting reasonably, is required to perform such re-determination. The Borrowing Base will be adjusted effective on the date specified in the notice of same given by the Agent to the Borrower. In connection with any such re-determination, the Agent on behalf of the Lenders will be entitled to charge the Borrower a reasonable “work fee” to be agreed upon between the Borrower and the Agent.

(f)

Borrowing Base Information. The Borrower will cooperate in all respects in providing the Agent, in a timely manner and for the benefit of the Lenders, with such information as may be reasonably required by the Lenders to assist in determining the Borrowing Base within the time period required hereunder. To assist the Lenders in a determination of the Borrowing Base, the Borrower will, while the Credit Facilities remain available to the Borrower, provide the Agent, for the benefit of the Lenders, with the materials and documents set forth in Section 13.1(e).

(g)

Meeting with Lenders. At the request of the Agent, the Borrower will meet annually or semi-annually, with the Lenders at a time and place mutually acceptable to the Borrower and the Lenders to review and discuss the production profile of the Borrowing Base Properties, and such other matters affecting the Loan Parties’ business as the Lenders may request, acting reasonably.

(h)

Dealing with Borrowing Base Properties. Subject to Sections 3.5(e)(iii), 3.11(b) and 13.2(g), the Borrower may at any time add, dispose or swap any property which is a Borrowing Base Property provided that, such addition, disposal or swap does not create a Borrowing Base Shortfall.

3.12 Swap Facility

Subject to Sections 13.2(b), 13.2(c), and 13.2(d), each Swap Lender may enter into Swap Documents with any Loan Party; provided that all Swap Indebtedness relating thereto ranks at all times pari passu with the Borrower’s and the other Loan Parties’ Obligations under the Credit Facilities, subject to Sections 4.8 and 14.5.

ARTICLE 4

SECURITY

4.1 Security

The present and future Lender Secured Obligations of the Borrower and each other Loan Party to the Lender Secured Parties, howsoever arising or incurred, will be secured by the following (collectively, the “Security”):

(a)

the demand debenture dated May 22, 2015 (or a joinder thereto), from each Loan Party creating a Lien in respect of all its respective present and after acquired property, assets and undertaking and a floating charge over all present and future owned real property, to be registered in all appropriate jurisdictions;

(b)	a guarantee from each Loan Party (or a joinder thereto) with respect to the Lender Secured Obligations of the other Loan Parties;

(c)	the Intercreditor Agreement;

(d)	when requested by the Agent, such documents and instruments providing a fixed Lien in accordance with Section 4.6; and

(e)

such further security agreements, deeds or other instruments of conveyance, assignment, transfer, mortgage, pledge or charge as the Lenders may reasonably request to effectively secure the undertaking, property and assets of the Loan Parties in the manner contemplated in paragraphs (a) through (d) (inclusive) above.

4.2 Sharing of Security

(a)

The Borrower and the Lenders agree and acknowledge that, subject to Section 14.5, the Security is being shared equally among the Lenders and the Swap Lenders to secure the Lender Secured Obligations on a rateable basis; and that the Collateral Trustee will hold the Security for the benefit of the Lender Secured Parties hereunder. For purposes of the above sentence, “rateable basis” means (subject to Section 14.5):

(i)

with respect to the Lenders under a Credit Facility, the Canadian Dollar Exchange Equivalent of the Aggregate Principal Amount and other Obligations under such Credit Facility relative to the Canadian Dollar Exchange Equivalent of all Lender Secured Obligations;

(ii)	with respect to the Swap Lenders, the Canadian Dollar Exchange Equivalent of the Permitted Swap Indebtedness relative to the Canadian Dollar Exchange Equivalent of all Lender Secured Obligations; and

(iii)

with respect to any Lender as it relates to the Cash Management Obligations, the Canadian Dollar Exchange Equivalent of the Cash Management Obligations owing to such Lender relative to the Canadian Dollar Exchange Equivalent of all Lender Secured Obligations.

(b)

If requested by the Lenders or any Swap Lender, the Lenders and the Swap Lenders will enter into such further intercreditor agreements and assurances as may be reasonably requested to further evidence the sharing provisions of this Section 4.2. In addition to the pari passu sharing provisions referred to above, such further agreements shall incorporate the following principles (which will also apply prior to the entering into of such further agreements):

(i)

any matter or thing done or omitted to be done by a Lender under or in respect of this Agreement, the Security or the other Documents will be binding upon the Swap Lenders and each Lender does hereby indemnify and save the other Lenders and the Agent harmless from any and all claims, demands or actions that a Swap Lender who is an Affiliate of such Lender may have against the Lenders and the Agent for any matter or thing done or omitted to be done by any of them under and in respect of this Agreement, the Security and the other Documents; and

(ii)

if the Agent accelerates the Obligations pursuant to Section 14.2, each Swap Lender will promptly take all such steps as may be reasonably required, if any, to terminate all of its outstanding Swap Documents.

The provisions of this Section 4.2 are subject in all respects to the provisions of the Intercreditor Agreement.

4.3 Exclusivity of Remedies

Nothing herein contained or in the Security now held or hereafter acquired by the Agent and the Lenders, nor any act or omission of the Agent and the Lenders with respect to any such Security, will in any way prejudice or affect the rights, remedies or powers of the Agent and the Lenders with respect to any other security at any time held by the Agent and the Lenders.

4.4 Form of Security

The Security shall be in form and substance satisfactory to the Agent and the Lenders in their sole discretion subject to the Intercreditor Agreement. The Agent may, acting reasonably, require that certain Security be governed by the Laws of the jurisdiction(s) where the collateral in which a Lien is created pursuant to such Security is located. The Security shall be registered by the Borrower where necessary or desirable to record and perfect the Liens created thereby, as determined by the Agent or the Collateral Trustee in their sole discretion, and if the Borrower does not so register the Security as requested, the Agent or the Collateral Trustee may do the same (the cost of which will be borne by the Borrower).

The Borrower shall cause to be delivered to the Lender Secured Parties and the Collateral Trustee, the results of all applicable searches in respect of the Loan Parties in the applicable jurisdiction as well as the opinions of solicitors for the Loan Parties regarding their corporate status, the due authorization, execution and delivery of the Security provided by them, the creation of Liens pursuant to the Security and all registrations in respect of the Security, and the validity and enforceability of such Security; all such opinions to be in form and substance satisfactory to the Agent and its counsel.

4.5 After-Acquired Property

All property acquired by or on behalf of the Borrower or any other Loan Party who has provided a debenture to the Agent pursuant to Section 4.1 or otherwise after the date of execution of the Security which forms part of the property of the Borrower or any such Loan Party (hereafter collectively referred to as “After-Acquired Property”), will be subject to the Security without any further conveyance, mortgage, pledge, charge, assignment or other act on the part of the Parties. Without limiting the effect of the preceding sentence but subject to Section 4.4, the Borrower will, or will cause the applicable Loan Party to, from time to time execute and deliver and register, all at the Borrower’s expense, such instruments supplemental to the Security, in form and substance satisfactory to the Agent and the Collateral Trustee, acting reasonably, as may be necessary or desirable to ensure that the Security as amended and supplemented constitutes in favour of the Lender Secured Parties an effective Lien to the extent created by the Security over such After-Acquired Property as required hereunder, subject only to Permitted Encumbrances which under applicable Law rank in priority thereto.

4.6 Undertaking to Grant Fixed Charge Security

If (a) the Majority Lenders, acting reasonably, determine that there has been a Material Adverse Effect, a Borrowing Base Shortfall or a Default or Event of Default has occurred and is continuing and the Majority Lenders consider it necessary for their adequate protection; (b) the Agent has received an opinion of its counsel of a change in applicable Law or a change in accepted prudent registration practice in the applicable jurisdiction; or (c) as required by the terms of the Intercreditor Agreement, the Borrower will forthwith grant or cause to be granted to the Collateral Trustee, for its benefit and for the benefit of, inter alios, the Lender Secured Parties, a fixed charge in all or any of the Borrower’s and each Loan Party’s property (including any After-Acquired Property). Until such time, registrations in respect of the Security against individual oil and gas properties and other real property will not be required to be made by the Borrower.

4.7 Further Assurances.

The Borrower will and will cause each Loan Party, in connection with the provision of any amended, new or replacement Security referred to in Section 4.5 or Section 4.6 to:

(a)

do, make, execute and deliver, or cause to be done, made, executed and delivered, all such further documents, financing statements, assignments, acts, matters and things which may be reasonably required by the Agent or Collateral Trustee to give effect to any provision of the amended, new or replacement Security;

(b)	provide the Agent and Collateral Trustee with such information as is reasonably required by the Agent or Collateral Trustee to identify the property to be charged;

(c)	do all such things as are reasonably required to grant the Liens to be granted pursuant to the amended, new or replacement Security;

(d)

provide the Agent and Collateral Trustee with all corporate, partnership or other organizational resolutions and other action required for the Borrower to grant the amended, new or replacement Security;

(e)

provide the Agent and Collateral Trustee with an opinion of the Borrower’s Counsel confirming the due authorization, execution and delivery by the applicable Loan Party of all such agreements and instruments comprising the amended, new or replacement Security in form and content satisfactory to the Agent, acting reasonably;

(f)

pay all reasonable costs and expenses incurred by the Agent in connection with the preparation, execution and registration of all agreements, documents and instruments, including any amendments to the Security, made in connection with this Section 4.7.

4.8 Security for Swap Documents with Former Lenders.

(a)

If a Lender ceases to be a Lender under this Agreement (a “Former Lender”), all Swap Indebtedness owing to such Former Lender and its Affiliates under Swap Documents entered into while such Former Lender was a Lender shall remain secured by the Security (equally and rateably) to the extent that such Swap Indebtedness was secured by the Security prior to such Lender becoming a Former Lender subject, however, to the following provisions of this Section 4.8. For certainty, any Swap Indebtedness under Hedging Agreements entered into with a Former Lender or an Affiliate thereof after the Former Lender has ceased to be a Lender shall not be secured by the Security. Notwithstanding the foregoing, while any Obligations remain outstanding under any Credit Facility, no Former Lender or any Affiliate thereof shall have any right to cause or require the enforcement of the Security or any right to participate in any decisions relating to the Security, including any decisions relating to the enforcement or manner of enforcement of the Security or decisions relating to any amendment to, waiver under, release of or other dealing with all or any part of the Security; for certainty, the sole right of a Former Lender and its Affiliates with respect to the Security while any Obligations remain outstanding under the Credit Facilities is to share, on a pari passu basis, in any proceeds of realization and enforcement of the Security as further contemplated in Section 14.5. If any amendment to this Section 4.8 is proposed that would adversely affect the rights of a Former Lender under this Agreement, then such amendment shall require the consent of each affected Former Lender.

(b)

Subject to Section 4.9, if any Swap Document remains outstanding after the Obligations are otherwise fully paid and satisfied and the Credit Facilities are cancelled, the Agent shall be entitled to discharge the Security; provided that:

(i)

at the request of any Swap Lender to the extent provided for in the applicable Hedging Agreement, but subject to paragraph (iii) below, the Borrower agrees to enter into margin arrangements with such Swap Lender under which the Borrower will be required to provide such Swap Lender with credit support in the form of cash or marketable securities with an aggregate value not less than the Swap Indebtedness then owing to such Swap Lender from time to time (to be determined pursuant to the definition of “Exposure” as contemplated by the 1994 form of Credit Support Annex published by ISDA but on the basis that Canadian Dollars is the “Termination Currency” for the purposes thereof); or

(ii)

to the extent not provided for in the applicable Hedging Agreement, at the request of any Swap Lender (which request may be made at any time after the Closing Date), but subject to paragraph (iii) below, the Borrower agrees to amend its ISDA Master Agreement with such Swap Lender to reflect the provisions of paragraph (i) above;

(iii)	the provisions of paragraph (i) and (ii) above shall survive repayment of the Obligations and termination of the Credit Facilities; and

(iv)

any Swap Lender may elect to expressly override the provisions in paragraphs (i) and (ii) above in its ISDA Master Agreement (or in any amendment thereto) by expressly contemplating the discharge of the Security and the consequences thereof; provided that no such election shall affect the rights of any other Swap Lender.

4.9 Discharge of Security

The Lender Secured Parties will grant releases of their interest in the Security in accordance with the terms of the Intercreditor Agreement at the Borrower’s expense (a) forthwith after all of the Lender Secured Obligations have been unconditionally and irrevocably paid or satisfied in full and the availability under the Credit Facilities has been cancelled, (b) in respect of any asset or property forming part of a Permitted Disposition or any other Disposition of any Borrowing Base Property made in accordance with Section 13.2(g), and (c) will discharge the Security in respect of a given Subsidiary if such Subsidiary ceases to be a Loan Party hereunder.

4.10 Acknowledgement Regarding Any Supported QFCs

(a)

To the extent that the Documents provide support, through a guarantee or otherwise, for any Swap Document or any other agreement or instrument that is a QFC (such support, “QFC Credit Support” and each such QFC a “Supported QFC”), the parties acknowledge and agree as follows with respect to the resolution power of the Federal Deposit Insurance Corporation under the United States Federal Deposit Insurance Act and Title II of the United States Dodd-Frank Wall Street Reform and Consumer Protection Act (together with the regulations promulgated thereunder, the “U.S. Special Resolution Regimes”) in respect of such Supported QFC and QFC Credit Support (with the provisions below applicable notwithstanding that the Documents and any Supported QFC may in fact be stated to be governed by the laws of the Province of Alberta and the laws of Canada applicable therein or the laws of any other jurisdiction).

(b)

In the event a Covered Entity that is party to a Supported QFC (each, a “Covered Party”) becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of such Supported QFC and the benefit of such QFC Credit Support (and any interest and obligation in or under such Supported QFC and such QFC Credit Support, and any rights in property securing such Supported QFC or such QFC Credit Support) from such Covered Party will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Supported QFC and such QFC Credit Support (and any such interest, obligation and rights in property) were governed by the laws of the United States or a state of the United States. In the event a Covered Party or a BHC Act Affiliate of a Covered Party becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Documents that might otherwise apply to such Supported QFC or any QFC Credit Support that may be exercised against such Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Supported QFC and the Documents were governed by the laws of the United States or a state of the United States. Without limitation of the foregoing, it is understood and agreed that rights and remedies of the parties with respect to a Defaulting Lender shall in no event affect the rights of any Covered Party with respect to a Supported QFC or any QFC Credit Support.

ARTICLE 5

FUNDING AND OTHER MECHANICS

5.1 Funding of Accommodations

Subject to Section 5.2, all Advances (other than Letters of Credit) requested by the Borrower will be made available by deposit of the applicable funds into the Borrower’s Account for value on the Banking Day on which the Advance is to take place.

5.2 Notice Provisions

Drawdowns under the Credit Facilities will be made available to the Borrower and the Borrower will be entitled to effect a Rollover or Conversion where permitted hereunder, in each case on the requested Banking Day provided (other than in respect of overdraft Drawdowns under the Operating Facility where no notice is required) a Notice of Borrowing or Notice of Rollover or Notice of Conversion, as applicable, is received by the Agent (or the Operating Lender on behalf of the Agent, if the Agent so directs) from the Borrower as follows:

(a)

with respect to Advances, other than by way of Letters of Credit, LIBOR Based Loans or CDOR Rate Loans, at least 1 Banking Day prior to such Advance, provided notice is received by the Agent no later than 12:00 noon (Toronto time) on the Banking Day immediately preceding the requested Drawdown Date or the date of Rollover or Conversion, as soon as applicable;

(b)

with respect to a Drawdown, Rollover or Conversion of or into a CDOR Rate Loan, at least 2 Banking Days prior to such Advance, provided notice is received by the Agent no later than 12:00 noon (Toronto time) on the second Banking Day immediately preceding the Drawdown Date or the date of Rollover or Conversion, as applicable;

(c)

with respect to a Drawdown, Rollover or Conversion of or into a LIBOR Based Loan, at least 3 Banking Days prior to such Advance, provided notice is received by the Agent no later than 12:00 noon (Toronto time) on the third Banking Day immediately preceding the Drawdown Date or the date of Rollover or Conversion, as applicable; and

(d)

with respect to Advances under the Operating Facility by way of Letters of Credit, at least 3 Banking Days prior to such Advance, provided notice is received by the Agent no later than 12:00 noon (Toronto time) on the third Banking Day immediately preceding the requested Drawdown Date or the date of Rollover or Conversion, as applicable.

5.3 Irrevocability

Subject to Sections 8.3, 9.3 and 9.4, a Notice of Borrowing, Notice of Rollover or Notice of Conversion when given by the Borrower will be irrevocable and will oblige the Borrower, the Agent and the Lenders to take the action contemplated herein and therein on the date specified therein, provided that, any such notice will not be binding on a Lender who makes a determination under Section 11.2.

5.4 Rollover or Conversion of Accommodations

(a)

Subject to Section 3.5, Section 5.2, Article 8 and Article 9, the Borrower will be entitled to effect a Rollover of one type of Accommodation into the same type of Accommodation under the same Credit Facility or to effect a Conversion of one type of Accommodation into another type of Accommodation under the same Credit Facility on the terms herein provided.

(b)

Subject to Section 8.1(b) and 9.1(b), if the Borrower fails to give the Agent a duly completed Notice of Rollover or Notice of Conversion if and as required by Section 5.2, or if in giving such notice the Borrower fails to provide for the Rollover or Conversion of all of the Accommodations then maturing, the Borrower will be deemed to have irrevocably elected to convert such maturing Accommodations, or that part of such maturing Accommodations which the Borrower has failed to provide for in such notice, as the case may be, into a Canadian Prime Rate Loan with respect to a Cdn. Dollar Accommodations or a U.S. Base Rate Loan with respect to a U.S. Dollar Accommodations under the same Credit Facility.

5.5 Agent’s Obligations

Upon receipt of a Notice of Borrowing, Notice of Rollover or Notice of Conversion with respect to a proposed Advance under the Tranche A Facility or the Tranche B Facility, the Agent will forthwith notify the applicable Lenders of the proposed date on which such Advance is to take place and of each applicable Lender’s Rateable Portion of such Advance.

5.6 Lenders’ Obligations

Each Lender will, prior to 12:00 noon (Toronto time) on the proposed date on which an Advance under the Tranche A Facility is to take place, credit the account of the Agent specified in the Agent’s notice given pursuant to Section 5.5 with such Lender’s Rateable Portion of such Advance, and upon receipt of the funds from the Lenders, the Agent will make available to the Borrower the amount so credited.

5.7 Failure of a Lender to Fund

(a)

Unless the Agent has actual knowledge that a Lender has not made or notice that a Lender will not make available to the Agent for value on a Drawdown Date the applicable amount required from such Lender pursuant to Section 5.6, the Agent shall be entitled to assume that such amount has been or will be received from such Lender when so due and, notwithstanding that the Agent has not received the applicable amount required from such Lender pursuant to Section 5.6, the Agent may (but shall not be obliged to), in reliance upon such assumption, make available to the Borrower a corresponding amount (except that no such amount shall be made available to the Borrower in the case of a deemed Advance). If such amount is not in fact received by the Agent from such Lender on such Drawdown Date and the Agent has made available a corresponding amount to the Borrower on such Drawdown Date as aforesaid (or is deemed to have made an Advance to the Borrower in such amount), such Lender shall pay to the Agent on demand an amount equal to the aggregate of the applicable amount required from such Lender pursuant to Section 5.6 plus an amount equal to the product of (i) the rate per annum applicable to overnight deposits made with the Agent for amounts approximately equal to the amount required from such Lender multiplied by (ii) the amount that should have been paid to the Agent by such Lender on such Drawdown Date and was not, multiplied by (iii) a fraction, the numerator of which is the number of days that have elapsed from and including such Drawdown Date to but excluding the date on which the amount is received by the Agent from such Lender and the denominator of which is 365 in the case of all Advances. A certificate of the Agent containing details of the amount owing by a Lender under this Section 5.7 shall be binding and conclusive in the absence of manifest error. If any such amount is not in fact received by the Agent from such Lender on such Drawdown Date, the Agent shall be entitled to recover from the Borrower, on demand concurrently or after receipt of the certificate referred to below, the related amount made available by the Agent to the Borrower as aforesaid together with interest thereon at the applicable rate per annum payable by the Borrower hereunder, without prejudice to any rights the Borrower may have against such Lender. The amount payable to the Agent pursuant hereto will be as set forth in a certificate delivered by the Agent to such non-paying Lender and the Borrower (which certificate will contain reasonable details of how the amount payable is calculated) and will be conclusive and binding, for all purposes, in the absence of manifest error. If the Borrower and such Lender shall pay such interest to the Agent for the same or an overlapping period, then the Agent shall promptly remit to the Borrower the amount of such interest paid by the Borrower for such period. If such Lender pays its share of the applicable Advance to the Agent, then the amount so paid shall constitute such Lender’s portion included in such advance. Any payment by the Borrower shall be without prejudice to any claim the Borrower may have against a Lender that shall have failed to make such payment to the Agent. The failure of any Lender to make its Rateable Portion of the applicable Advance will not relieve any other Lender of its obligation, if any, hereunder to make its Rateable Portion of such Advance on the date that such Advance is to take place, but no Lender will be responsible for the failure of any other Lender to provide its Rateable Portion of any such Advance under the applicable Credit Facility.

(b)

Notwithstanding the provisions of Section 5.7(a), if any Lender fails to make available to the Agent its Rateable Portion of any Advance, which for greater certainty includes a deemed Advance hereunder (such Lender being herein called the “Non-Paying Lender”), the Agent shall forthwith give notice of such failure by the Non-Paying Lender to the Borrower (except where such failure relates to a deemed Advance) and to the other Lenders. The Agent shall then forthwith give notice to the other Lenders that any Lender may make available to the Agent all or any portion of the Non-Paying Lender’s Rateable Portion of such Advance (but in no way shall any other Lender or the Agent be obliged to do so) in the place of the Non-Paying Lender. If more than one Lender gives notice that it is prepared to make funds available in the place of a Non-Paying Lender in such circumstances and the aggregate of the funds which such Lenders (herein collectively called the ”Contributing Lenders” and individually called the ”Contributing Lender”) are prepared to make available exceeds the amount of the Advance which the Non-Paying Lender failed to make, then each Contributing Lender shall be deemed to have given notice that it is prepared to make available its Rateable Portion of such Advance based on the Contributing Lenders’ relative commitments to advance in such circumstances. If any Contributing Lender makes funds available in the place of a Non-Paying Lender in such circumstances, then the Non-Paying Lender shall pay to any Contributing Lender making the funds available in its place, forthwith on demand, any amount advanced on its behalf together with interest thereon at the rate applicable to such Accommodation from the date of Drawdown thereof to the date of payment, against payment by the Contributing Lender making the funds available of all interest received in respect of such Accommodation from the Borrower. The failure of any Lender to make available to the Agent its Rateable Portion of any Advance as required herein shall not relieve any other Lender of its obligations to make available to the Agent its Rateable Portion of any Advance as required herein.

5.8 Defaulting Lender

Notwithstanding any provision of this Agreement to the contrary, if any Lender becomes a Defaulting Lender, either as a result of being a Non-Paying Lender or otherwise, then the following provisions shall apply for so long as such Lender is a Defaulting Lender:

(a)

the standby fees payable pursuant to Section 3.10(g) shall cease to accrue on the unused portion of the Operating Facility Commitment Amount and the Individual Tranche A Facility Commitment Amount of such Defaulting Lender;

(b)

a Defaulting Lender and its Individual Commitment Amount and its Rateable Portion of the Aggregate Principal Amount of such Defaulting Lender under the Credit Facilities, or any of them, shall not be included in determining whether all Lenders or the Majority Lenders, have taken or may take any action hereunder (including any consent to any amendment or waiver pursuant to Section 17.17); provided that any waiver, amendment or modification requiring the consent of (i) all Lenders or (ii) each affected Lender that affects such Defaulting Lender materially and adversely differently than other affected Lenders shall require the consent of such Defaulting Lender;

(c)

subject to Section 5.7(b) and 5.8(f), for the purposes of any Advance requested hereunder while there is a Defaulting Lender, each Lender’s Rateable Portion thereof shall be calculated based on such Lender’s (A) Operating Facility Commitment Amount relative to the Operating Facility Commitment Amount as reduced by the Operating Facility Commitment Amount of the Defaulting Lender, in the case of the Operating Facility; (B) Individual Tranche A Facility Commitment Amount relative to the Tranche A Facility Commitment Amount as reduced by the Individual Tranche A Facility Commitment Amount of the Defaulting Lender, in the case of the Tranche A Facility; or (C) Individual Tranche B Facility Commitment Amount relative to the Tranche B Facility Commitment Amount as reduced by the Individual Tranche B Facility Commitment Amount of the Defaulting Lender, in the case of the Tranche B Facility;

(d)

the Agent may require such Defaulting Lender to pay to the Agent for deposit into an escrow account maintained by and in the name of the Agent an amount equal to such Defaulting Lender’s maximum contingent obligations hereunder to the Agent to the extent permitted by applicable Law;

(e)

to the extent permitted by applicable Law, the Agent shall be entitled to withhold and deposit in one or more non-interest bearing cash collateral accounts in the name of the Agent all amounts (whether principal, interest, fees or otherwise) received by the Agent and due to a Defaulting Lender pursuant to this Agreement, for so long as such Lender is a Defaulting Lender, which amounts shall be used by the Agent:

(i)	first, to reimburse the Agent for any amounts owing to it, in its capacity as Agent, by such Defaulting Lender pursuant to any Document;

(ii)

second, to repay on a pro rata basis the incremental portion of any Advances made by a Lender in order to fund a shortfall created by a Defaulting Lender and, upon receipt of such repayment, each such Lender shall be deemed to have assigned to the Defaulting Lender such incremental portion of such Advances;

(iii)

third, to cash collateralize all other obligations of such Defaulting Lender to the Agent owing pursuant to this Agreement in such amount as shall be determined from time to time by the Agent in its discretion, including such Defaulting Lender’s obligation to pay its Lender’s Rateable Portion of any indemnification, reimbursement or expense reimbursement amounts not paid by the Borrower;

(iv)	fourth, to fund from time to time the Defaulting Lender’s Rateable Portion of the Obligations; and

(f)	for the avoidance of doubt, the Borrower shall retain and reserve its other rights and remedies respecting each Defaulting Lender.

5.9 Exchange Rate Fluctuations

(a)

Subject to Sections 5.9(b) and 5.10, if as a result of currency fluctuation, the Canadian Dollar Exchange Equivalent of the Aggregate Principal Amount owing to (i) the Lenders under the Borrowing Base Facilities exceeds the lesser of (A) the Borrowing Base and (B) the Borrowing Base Facilities Commitment Amount, (ii) the Tranche A Facility Lenders under the Tranche A Facility exceeds the Tranche A Facility Commitment Amount, (iii) the Tranche B Facility Lenders under the Tranche B Facility exceeds the Tranche B Facility Commitment Amount, or (iv) the Operating Lender under the Operating Facility exceeds the Operating Facility Commitment Amount (in the case of (i), (ii), (iii) or (iv), the “Excess”), the Borrower will, within 3 Banking Days after a written request from the Agent, pay the applicable Excess to the Agent as a Principal Repayment for the benefit of the applicable Lenders to be shared on the basis of each applicable Lender’s Rateable Portion.

(b)

Notwithstanding Section 5.9(a), if the applicable Excess represents an amount which is less than [Redacted – Confidential] of the Commitment Amount under the applicable Credit Facility, then the Borrower will only be required to repay the applicable Excess on the earlier of the next date of Rollover or Conversion or Term Conversion Date and 30 days after written request from the Agent.

5.10 Excess Relating to LIBOR, CDOR and Letters of Credit

If to pay an Excess it is necessary to repay an Accommodation made by way of a Letter of Credit or a LIBOR Based Loan or a CDOR Rate Loan prior to the Maturity Date thereof, the Borrower will not be required to repay such Accommodation until the Maturity Date applicable thereto, provided, however, that at the request of the Agent, the Borrower will forthwith pay the Excess to the Agent for deposit into a cash collateral account maintained by and in the name of the Agent for the benefit of the applicable Lenders. The Excess will be held by the Agent for set-off against future Obligations owing by the Borrower to the applicable Lenders in respect of such Excess, if any, and, pending such application, such amounts will bear interest for the Borrower’s account at the rate payable by the Agent in respect of deposits of similar amounts and for similar periods of time. The Agent shall have exclusive control over all amounts at any time on deposit in such cash collateral account. The deposit of the Excess by the Borrower with the Agent as herein provided, will not operate as a repayment of the Aggregate Principal Amount until such time as the Excess is actually paid to the Lenders as a Principal Repayment.

5.11 Debit Authorization

Subject to the provisions of this Agreement, the Borrower does hereby expressly and irrevocably authorize the Agent and the Operating Lender to effect all the necessary debits, deposits and credits in the Borrower’s Accounts in order to accommodate the Lenders in making Advances, in order to accommodate the Borrower in making payments to the Lenders as required hereunder and to pay all amounts due and payable under the Documents and the Cash Management Documents.

In addition, the Borrower may, in the discretion of the Operating Lender, borrow, repay and re-borrow Accommodations under the Operating Facility at any time and from time to time as provided in this Section 5.11. The Borrower authorizes the Operating Lender daily, or otherwise as and when determined by the Operating Lender from time to time, to ascertain the position or net position (as the case may be) in respect of all amounts contained in the Borrower’s Account in respect of overdraft Accommodations under the Operating Facility and the Aggregate Principal Amount owing under the Operating Facility, and that:

(a)

if such position or net position is a credit in favour of the Borrower, the Operating Lender may apply the amount of such credit or any part thereof as a repayment of the Aggregate Principal Amount of the Operating Facility, and the Operating Lender will debit the Borrower’s Account with the amount of such repayment; and

(b)

if such position or net position is a debit in favour of the Operating Lender, the Operating Lender will make an overdraft Drawdown under the Operating Facility of such amount as is required to place such account in such credit or net credit position as has been agreed between the Borrower and the Operating Lender from time to time, and the Operating Lender may increase the Aggregate Principal Amount under the Operating Facility and credit such account with the proceeds of such Drawdown, provided that at no time shall the Aggregate Principal Amount of the Operating Facility exceed the Operating Facility Commitment Amount.

ARTICLE 6

DRAWDOWNS UNDER THE CREDIT FACILITY

6.1 Conditions Precedent to Drawdown

The Lenders’ obligation to provide Advances will be subject to the following conditions precedent being met:

(a)	on the initial Advance hereunder, the Borrower will have complied, or caused to be complied, with the deliveries required under Section 2.1;

(b)

except in the case of an overdraft Drawdown under the Operating Facility, the appropriate Notice of Borrowing, Notice of Rollover or Notice of Conversion will have been delivered in accordance with the notice provisions provided in Section 5.2;

(c)	no Default or Event of Default will have occurred and be continuing;

(d)

subject to Section 12.2, each of the representations and warranties set out in Article 12 will be true and correct with the same effect as if such representations and warranties had been made on the date of such Advance (other than with respect to Rollovers and Conversions);

(e)

in the case of any Advances by way of a Drawdown, no Borrowing Base Shortfall will have occurred and be continuing and after giving effect to the proposed Drawdown, the Aggregate Principal Amount of the Borrowing Base Facilities shall not exceed the Borrowing Base then in effect;

(f)

the notice with respect to a Hostile Acquisition, if required to be given pursuant to Section 6.2, will have been provided by the Borrower and the other provisions of Section 6.2, if applicable, will have been complied with; and

(g)

other than in the case of an Advance of a Letter of Credit, after giving effect to such Advance and the application of the proceeds thereof (which application, for greater certainty, may not be contemporaneous with making of such Advance, but will occur within a reasonable period of time following the making of such Advance and in any event no longer than 3 Banking Days after the making of the applicable Advance), the Borrower would not have any Excess Cash.

The conditions set forth in this Section 6.1 are inserted for the sole benefit of the Lenders and the Agent and may be waived with the approval of all of the Lenders in whole or in part (with or without terms or conditions) without prejudicing the right of the Lenders or the Agent at any time to assert such waived conditions in respect of any subsequent Advance.

6.2 Hostile Acquisitions

If the Borrower wishes to utilize, whether directly or indirectly, Drawdowns to facilitate, assist or participate in a Hostile Acquisition by any Loan Party or any Affiliate thereof:

(a)

at least 10 Banking Days prior to the delivery to the Agent of a Notice of Borrowing made in connection with a Hostile Acquisition, the president or chief financial officer of the Borrower will notify the Agent in writing (who will then notify the Lenders) of the particulars of the Hostile Acquisition in sufficient detail to enable each Lender to determine, in each Lender’s sole discretion, whether it will permit a Drawdown to be utilized for such Hostile Acquisition;

(b)

if a Lender decides not to fund a Drawdown to be utilized for such Hostile Acquisition, then upon such Lender so notifying the Agent in writing (who will then notify the Borrower), such Lender will have no obligation to fund such Drawdown notwithstanding any other provision of this Agreement to the contrary; and

(c)

each Lender will use reasonable commercial efforts to notify the Agent in writing as soon as practicable (and in any event within 5 Banking Days of receipt of the particulars thereof from the Agent) of its decision whether or not to fund a proposed Hostile Acquisition and if no such notice is delivered to the Agent in such period, such Lender will be deemed to have elected not to fund.

6.3 Adjustment of Rateable Portion

If a Lender elects not to participate in a Drawdown which is to be used to fund a Hostile Acquisition (a “Non-Participating Lender”), the Drawdown will be reduced by the Non-Participating Lenders’ Rateable Portion thereof and the allocation among all Lenders who are not Non-Participating Lenders (each, a “Participating Lender”) of interest and other fees payable by the Borrower hereunder, including standby fees, will be adjusted so as to reflect the non-participation by the Non-Participating Lender in the Drawdown, and thereafter the Rateable Portion of each Participating Lender, for such purposes only, will reflect the Canadian Dollar Exchange Equivalent of the Aggregate Principal Amount then funded by each Participating Lender based on the Canadian Dollar Exchange Equivalent of the Aggregate Principal Amount of all Participating Lenders after taking into account the non-participation by the Non-Participating Lender in the requested Drawdown. Notwithstanding the adjustment of the Rateable Portion pursuant to this Section 6.3, there will be no reduction in the Individual Commitment Amount of each Non-Participating Lender.

6.4 Subsequent Drawdowns

If a Lender is a Non-Participating Lender, subsequent Drawdowns will be funded first by the Non-Participating Lenders rateably based on each Non-Participating Lender’s Individual Commitment Amount, until the Aggregate Principal Amounts of all Lenders are again in proportion to their respective Rateable Portions.

6.5 Prepayment

As an alternative to the provisions of Section 6.4, the Borrower will also be entitled, subject to the prepayment provisions herein contained but without obligation to make prepayments to all Lenders to reduce the Aggregate Principal Amount owing to the Participating Lenders until the Canadian Dollar Exchange Equivalent of the Aggregate Principal Amounts owing to all Lenders are again in proportion to their respective Rateable Portions.

ARTICLE 7

CALCULATION OF INTEREST AND FEES

7.1 Records

The Operating Lender will maintain records, in written or electronic form, evidencing all Advances it has made in respect of, and outstanding Accommodations under, the Operating Facility. The Agent will maintain records, in written or electronic form, evidencing all Advances under the Tranche A Facility and the Tranche B Facility and all other Obligations owing by the Borrower to the Agent and each Lender under this Agreement. The Operating Lender or the Agent, as applicable, will enter in such records details of all amounts from time to time owing, paid or prepaid by the Borrower to it hereunder. In addition, each Lender will maintain records, in written or electronic form, evidencing all Advances and other Obligations owing by the Borrower to such Lender. The information entered in such records will constitute prima facie evidence of the Obligations of the Borrower to the Agent, the Operating Lender and each Lender. In the event of a conflict between the records of the Agent and a Lender maintained pursuant to this Section 7.1, the records of the Agent shall prevail, absent manifest error.

7.2 Payment of Interest and Fees

(a)

Interest. Except as expressly stated otherwise herein, all Canadian Prime Rate Loans, U.S. Base Rate Loans, CDOR Rate Loans and LIBOR Based Loans from time to time outstanding will bear interest, as well after as before maturity, default and judgment, with interest on overdue interest, at the applicable rates as prescribed under Section 3.10 or Section 18.11. Interest payable at a variable rate will be adjusted automatically without notice to the Borrower whenever there is a variation in such rate.

(b)

Calculation of Interest and Fees. Interest on Canadian Prime Rate Loans and U.S. Base Rate Loans will accrue and be calculated but not compounded daily and be payable monthly in arrears on the first Banking Day of each month for the immediately preceding month, or, after notice to the Borrower, on such other Banking Day as is customary for the Agent having regard to its then existing practice. Interest on Canadian Prime Rate Loans, U.S. Base Rate Loans, CDOR Rate Loans and Letter of Credit Fees will be calculated on the basis of a 365-day year.

(c)

Interest Act (Canada). For the purposes of the Interest Act (Canada) and any other applicable Laws which may hereafter regulate the calculation or computation of interest on borrowed funds, the annual rates of interest and fees applicable to Canadian Prime Rate Loans, U.S. Base Rate Loans, CDOR Rate Loans and Letters of Credit, respectively, are the rates as determined hereunder multiplied by the actual number of days in a period of one year commencing on the first day of the period for which such interest is payable and divided by 365.

(d)

LIBOR Based Loans and Federal Funds Rate. Interest on LIBOR Based Loans will accrue and be calculated but not compounded daily and be payable at the end of each applicable LIBOR Period, provided that, where the LIBOR Period exceeds 3 months, interest will be calculated and payable every 3 months during the term of the LIBOR Period and on the last day of the applicable LIBOR Period. Interest on LIBOR Based Loans and Accommodation based on the Federal Funds Rate will be calculated on the basis of the actual number of days in each LIBOR Period in respect of LIBOR Based Loans or period which an Accommodation based on the Federal Funds Rate is outstanding, in each case divided by 360. For the purposes of the Interest Act (Canada) and any other applicable Laws, the annual rates of interest applicable to LIBOR Based Loans and Accommodations based on the Federal Funds Rate are the rates as determined hereunder multiplied by the actual number of days in a period of one year commencing on the first day of the period for which such interest is payable and divided by 360.

(e)

CDOR Rate Loans. Interest on CDOR Rate Loans will accrue and be calculated but not compounded daily and be payable at the end of each applicable CDOR Period; provided that, where all of the Lenders have consented to the CDOR Period exceeding 3 months, interest on such CDOR Rate Loans will be calculated and payable every 3 months during the term of the CDOR Period and on the last day of the applicable CDOR Period. Interest on CDOR Rate Loans will be calculated on the basis of the actual number of days in each CDOR Period in respect of CDOR Rate Loans, in each case divided by 365.

7.3 Calculation and Payment of Issuance Fees

Letter of Credit Fees will be calculated on the basis of a 365-day year and for such period of time as the applicable Letter of Credit remains outstanding. The Letter of Credit Fees will accrue and be calculated daily on the face amount of the applicable Letter of Credit and be payable quarterly in arrears on the first Banking Day of each calendar quarter for the immediately preceding calendar quarter, or, after notice to the Borrower, on such other Banking Day following any such preceding calendar quarter as is customary for the Agent having regard to its then existing practice. Notwithstanding the foregoing, the minimum Letter of Credit Fee shall be not less than the minimum flat rate issuance fee set by the Operating Lender from time to time in accordance with its customary practice for letters of credit issued on behalf of comparable borrowers and, if the minimum issuance fee applies, the Letter of Credit Fee shall be payable in advance at the time of issuance of the applicable Letter of Credit.

7.4 Conversion to Another Currency

A Conversion of an Accommodation from one currency to another currency may be made only by the repayment of such existing Accommodation in the same currency as such existing Accommodation and the request of a new Advance in another currency.

7.5 Maximum Rate of Return

Notwithstanding any provision herein to the contrary, in no event will the aggregate “interest” (as defined in section 347 of the Criminal Code (Canada)) payable under this Agreement exceed the maximum effective annual rate of interest on the “credit advanced” (as defined in that section 347) permitted under that section and, if any payment, collection or demand pursuant to this Agreement in respect of “interest” (as defined in that section 347) is determined to be contrary to the provisions of that section 347, such payment, collection or demand will be deemed to have been made by mutual mistake of the Borrower and the applicable Lenders and the amount of such payment or collection will be refunded to the Borrower. If any provision is determined to be contrary to the provisions of section 347 of the Criminal Code (Canada), then notwithstanding such provision, such amount or rate shall be deemed to have been adjusted nunc pro tunc to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by Law or so result in a receipt by a Lender of interest at a criminal rate. For purposes of this Agreement, the effective annual rate of interest will be determined in accordance with generally accepted actuarial practices and principles over the term of the Credit Facilities on the basis of annual compounding of the lawfully permitted rate of interest and, in the event of dispute, a certificate of a Fellow of the Canadian Institute of Actuaries appointed by the Agent will be prima facie evidence, for the purposes of such determination.

7.6 Waiver of Judgment Interest Act (Alberta)

To the extent permitted by applicable Law, the provisions of the Judgment Interest Act (Alberta) will not apply to the Documents and are hereby expressly waived by the Borrower.

7.7 Deemed Reinvestment Not Applicable

For the purposes of the Interest Act (Canada), the principle of deemed reinvestment of interest will not apply to any interest calculation under the Documents, and the rates of interest stipulated in this Agreement are intended to be nominal rates and not effective rates or yields.

7.8 Payments to Agent

All payments of the Obligations of the Borrower to the Lenders under the Tranche A Facility and the Tranche B Facility will be made by the Borrower to the Agent for the account of the Lenders under such Credit Facilities, and, except to the extent otherwise provided herein, in accordance with each such Lender’s Rateable Portions thereof. All payments of the Obligations of the Borrower to the Operating Lender under the Operating Facility will be made by the Borrower to the Operating Lender.

7.9 Interest Act (Canada)

(a)

THE BORROWER ACKNOWLEDGES AND CONFIRMS THAT: (A) THIS AGREEMENT AND THE OTHER DOCUMENTS, INCLUDING SECTION 3.10, ARTICLE 7 AND SECTION 18.11 HEREOF AND THE CONSTITUENT DEFINITIONS HEREIN AND UNDER THE OTHER DOCUMENTS RELATING TO INTEREST AND OTHER AMOUNTS PAYABLE HEREUNDER AND THEREUNDER, SATISFIES THE REQUIREMENTS OF SECTION 4 OF THE INTEREST ACT (CANADA) TO THE EXTENT THAT SECTION 4 OF THE INTEREST ACT (CANADA) APPLIES TO THE EXPRESSION, STATEMENT OR CALCULATION OF ANY RATE OF INTEREST OR OTHER RATE PER ANNUM HEREUNDER OR UNDER ANY OTHER DOCUMENT; AND (B) THE BORROWER AND THE MATERIAL SUBSIDIARIES ARE EACH ABLE TO CALCULATE THE YEARLY RATE OR PERCENTAGE OF INTEREST PAYABLE UNDER ANY DOCUMENT BASED ON THE METHODOLOGY SET OUT HEREIN AND UNDER THE OTHER DOCUMENTS, INCLUDING SECTION 3.10, ARTICLE AND SECTION 18.11 HEREOF AND THE CONSTITUENT DEFINITIONS HEREIN AND UNDER THE OTHER DOCUMENTS RELATING TO INTEREST AND OTHER AMOUNTS PAYABLE HEREUNDER AND THEREUNDER.

(b)

THE BORROWER HEREBY IRREVOCABLY AGREES NOT TO, AND AGREES TO CAUSE EACH OF ITS MATERIAL SUBSIDIARIES NOT TO, PLEAD OR ASSERT, WHETHER BY WAY OF DEFENCE OR OTHERWISE, IN ANY PROCEEDING RELATING TO THE DOCUMENTS, THAT THE INTEREST PAYABLE UNDER THE DOCUMENTS AND THE CALCULATION THEREOF HAS NOT BEEN ADEQUATELY DISCLOSED TO THE BORROWER OR ANY MATERIAL SUBSIDIARY, WHETHER PURSUANT TO SECTION 4 OF THE INTEREST ACT (CANADA) OR ANY OTHER APPLICABLE LAW OR LEGAL PRINCIPLE.

ARTICLE 8

GENERAL PROVISIONS RELATING TO LIBOR BASED LOANS

8.1 General

(a)

The aggregate amount of each Advance by way of a LIBOR Based Loan will be at least U.S. $2,000,000 and in multiples of U.S. $1,000,000 for any amount in excess thereof, and each LIBOR Based Loan will have a term to maturity of 1 month, or as otherwise agreed by all of the Lenders (in their sole discretion).

(b)

If the Borrower elects to Drawdown by way of a LIBOR Based Loan, effect a Rollover of a LIBOR Based Loan or a Conversion of an Accommodation into a LIBOR Based Loan, the Borrower will specify in its Notice of Borrowing, Notice of Rollover or Notice of Conversion, as applicable, the LIBOR Period (which will begin and end on a Banking Day) applicable to such LIBOR Based Loan.

(c)

Any amount owing by the Borrower in respect of any LIBOR Based Loan which is not paid at maturity in accordance with this Agreement will, as and from its Maturity Date, be deemed to be outstanding as a U.S. Base Rate Loan.

8.2 Early Termination of LIBOR Periods

If the early termination of any LIBOR Based Loan is required hereunder, the Borrower will pay to the Lenders all expenses and out-of-pocket costs incurred by the Lenders as a result of the early termination of the LIBOR Based Loan, including expenses and out-of-pocket costs incurred due to early redemption of offsetting deposits. If, in the opinion of a Lender, acting reasonably, any such early termination cannot be effected, the LIBOR Based Loan will not be terminated and the Borrower will continue to pay interest to the applicable Lenders, at the rate per annum applicable to such LIBOR Based Loan for the remainder of the applicable LIBOR Period. A written statement of the Agent or the Operating Lender, as the case may be, as to the aggregate amount of such expenses and out of pocket costs will be prima facie evidence of the amount thereof.

8.3 Benchmark Replacement Setting for LIBOR Based Loans

(a)

Benchmark Replacement. Notwithstanding anything to the contrary herein or in any other Document, if a Benchmark Transition Event or an Early Opt-in Election, as applicable, and its related Benchmark Replacement Date have occurred prior to the Reference Time in respect of any setting of the then current Benchmark, then (a) if a Benchmark Replacement is determined in accordance with subparagraph (a) or (b) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any other Document in respect of such Benchmark setting and subsequent Benchmark settings without any amendment to, or further action or consent of any other party to, this Agreement or any other Document and (b) if a Benchmark Replacement is determined in accordance with subparagraph (c) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any other Document in respect of any Benchmark setting at or after 5:00 p.m. (New York City time) on the fifth (5th) Banking Day after the date notice of such Benchmark Replacement is provided to the Lenders without any amendment to, or further action or consent of any other party to, this Agreement or any other Document so long as the Agent has not received, by such time, written notice of objection to such Benchmark Replacement from the Majority Lenders.

(b)

Term SOFR Transition Event. Notwithstanding anything to the contrary herein and subject to the proviso below in this Section 8.3(b), if a Term SOFR Transition Event and its related Benchmark Replacement Date have occurred prior to the Reference Time in respect of any setting of the then current Benchmark, then the applicable Benchmark Replacement will replace the then current Benchmark for all purposes hereunder or under any Document in respect of such Benchmark setting and subsequent Benchmark settings, without any amendment to, or further action or consent of any other party to, this Agreement or any other Document; provided that this Section 8.3(b) shall not be effective unless the Agent has delivered to the Lenders and the Borrower a Term SOFR Notice.

(c)

Benchmark Replacement Conforming Changes. In connection with the implementation of a Benchmark Replacement, the Agent will have the right to make Benchmark Replacement Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Document, any amendments implementing such Benchmark Replacement Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Document.

(d)

Notices; Standards for Decisions and Determinations. The Agent will promptly notify the Borrower and the Lenders of (a) any occurrence of a Benchmark Transition Event, a Term SOFR Transition Event or an Early Opt-in Election, as applicable, and its related Benchmark Replacement Date, (b) the implementation of any Benchmark Replacement, (c) the effectiveness of any Benchmark Replacement Conforming Changes, (d) the removal or reinstatement of any tenor of a Benchmark pursuant to Section 8.3(e) and (e) the commencement or conclusion of any Benchmark Unavailability Period. Any determination, decision or election that may be made by the Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section 8.3, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party to this Agreement or any other Document, except, in each case, as expressly required pursuant to this Section 8.3.

(e)

Unavailability of Tenor of Benchmark. Notwithstanding anything to the contrary herein or in any other Document, at any time (including in connection with the implementation of a Benchmark Replacement), (a) if the then current Benchmark is a term rate (including the Term SOFR or the LIBOR) and either (i) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Agent in its discretion, acting reasonably, or (ii) the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is or will be no longer representative, then the Agent may modify the definition of “LIBOR Period” for any Benchmark settings at or after such time to remove such unavailable or non-representative tenor and (b) if a tenor that was removed pursuant to subparagraph (a) above either (i) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (ii) is not, or is no longer, subject to an announcement that it is or will no longer be representative for a Benchmark (including a Benchmark Replacement), then the Agent may modify the definition of “LIBOR Period” for all Benchmark settings at or after such time to reinstate such previously removed tenor.

(f)

Revocation of Notice of Borrowing. Upon receipt by the Borrower of the notice of the commencement of a Benchmark Unavailability Period, the Borrower may revoke any Notice of Borrowing, Notice of Rollover or Notice of Conversion requesting a Drawdown or Rollover of or Conversion to LIBOR Based Loans to be made, rolled over or converted into during any Benchmark Unavailability Period and, failing that, such Borrower will be deemed to have converted any such notice into a Notice of Borrowing or Notice of Conversion requesting a Drawdown of or Conversion into a U.S. Base Rate Loan. During any Benchmark Unavailability Period or at any time that a tenor for the then current Benchmark is not an Available Tenor, the component of U.S. Base Rate based upon the then current Benchmark or such tenor for such Benchmark, as applicable, will not be used in any determination of U.S. Base Rate.

(g)

No Liability of Agent. The Agent does not warrant or accept any responsibility for, and shall not have any liability with respect to, the administration, submission or any other matter related to the London interbank offered rate or other rates in the definition of LIBOR or with respect to any alternative or successor rate thereto, or replacement rate thereof, including whether the composition or characteristics of any such alternative, successor or replacement reference rate, as it may or may not be adjusted pursuant to this Section 8.3, will be similar to, or produce the same value or economic equivalence of, LIBOR or have the same volume or liquidity as did the London interbank offered rate prior to its discontinuance or unavailability.

ARTICLE 9

GENERAL PROVISIONS RELATING TO CDOR RATE LOANS

9.1 General

(a)	The aggregate amount of each Advance by way of a CDOR Rate Loan under the:

(i)	Tranche A Facility and Tranche B Facility, will be at least Cdn. $2,000,000 and in multiples of Cdn. $100,000 for any amount in excess thereof; and

(ii)	Operating Facility, will be at least Cdn. $100,000 and in multiples of Cdn. $100,000 for any amount in excess thereof,

and, in each case, each CDOR Rate Loan will have a term to maturity of 1 month, or as otherwise agreed by all of the Lenders (in their sole discretion).

(b)

If the Borrower elects to Drawdown by way of a CDOR Rate Loan, effect a Rollover of a CDOR Rate Loan or a Conversion of an Accommodation into a CDOR Rate Loan, the Borrower will specify in its Notice of Borrowing, Notice of Rollover or Notice of Conversion, as applicable, the CDOR Period (which will begin and end on a Banking Day and will be 1 month unless agreed to by all of the Lenders) applicable to such CDOR Rate Loan.

(c)

Any amount owing by the Borrower in respect of any CDOR Rate Loan which is not paid at maturity in accordance with this Agreement will, as and from its Maturity Date, be deemed to be outstanding as a Canadian Prime Rate Loan.

9.2 Early Termination of CDOR Period

If the early termination of any CDOR Rate Loan is required hereunder, the Borrower will pay to the Lenders all expenses and out-of-pocket costs incurred by the Lenders as a result of the early termination of the CDOR Rate Loan, including expenses and out-of-pocket costs incurred due to early redemption of offsetting deposits. If, in the opinion of a Lender, acting reasonably, any such early termination cannot be effected, the CDOR Rate Loan will not be terminated and the Borrower will continue to pay interest to the applicable Lenders, at the rate per annum applicable to such CDOR Rate Loan for the remainder of the applicable CDOR Period. A written statement of the Agent or the Operating Lender, as the case may be, as to the aggregate amount of such expenses and out of pocket costs will be prima facie evidence of the amount thereof.

9.3 Market Disruption Respecting CDOR Rate Loans

If at any time subsequent to the giving of a Notice of Borrowing or any Notice of Rollover or Notice of Conversion to the Agent by the Borrower with regard to any requested CDOR Rate Loan:

(a)

the Agent (acting reasonably) determines that adequate and fair means do not exist for ascertaining the rate of interest with respect to, or deposits are not available in sufficient amounts in the ordinary course of business at the rate determined hereunder to fund, a requested CDOR Rate Loan during the ensuing CDOR Period selected; or

(b)

the Agent is advised by Lenders holding at least 25% of the Commitment Amount of all Lenders hereunder by written notice (each, a “Lender CDOR Suspension Notice”), such notice received by the Agent no later than 2:00 p.m. (Toronto time) on the second Banking Day prior to the date of the requested Drawdown, Rollover or Conversion, as the case may be, that such Lenders have determined (acting reasonably) that the CDOR Rate will not adequately reflect the cost to such Lenders of making or maintaining their CDOR Rate Loans included in such Drawdown, Rollover or Conversion for the relevant CDOR Period, then the Agent shall give notice thereof to the Lenders and the Borrower as soon as possible after such determination or receipt of such Lender CDOR Suspension Notice, as the case may be, and the Borrower shall, within 1 Banking Day after receipt of such notice and in replacement of the Notice of Borrowing, Notice of Rollover or Notice of Conversion, as the case may be, previously given by the Borrower, give the Agent a Notice of Borrowing or a Notice of Conversion, as the case may be, which specifies the Advance of a Canadian Prime Rate Loan or the Conversion of the relevant CDOR Rate Loan on the last day of the applicable CDOR Period into a Canadian Prime Rate Loan. In the event the Borrower fails to give, if applicable, a valid replacement Notice of Conversion with respect to the maturing CDOR Rate Loans which were the subject of a Notice of Rollover, such maturing CDOR Rate Loans shall be converted on the last day of the applicable CDOR Period into Canadian Prime Rate Loans as if a Notice of Conversion had been given to the Agent by the Borrower pursuant to the provisions hereof. In the event the Borrower fails to give, if applicable, a valid replacement Notice of Borrowing with respect to an Advance originally requested by way of a CDOR Rate Loan, then the Borrower shall be deemed to have requested an Advance by way of a Canadian Prime Rate Loan in the amount specified in the original Notice of Borrowing and, on the originally requested date of Advance, the Lenders (subject to the other provisions hereof) shall make available the requested amount by way of a Canadian Prime Rate Loan.

9.4 CDOR Rate Discontinuance

(a)	If at any time the Agent determines (which determination shall be conclusive, absent manifest error) that:

(i)

an interest rate or discount rate is not ascertainable in subparagraph (a) of the definition of “CDOR Rate” (for the purposes of this Section 9.4, “CDOR”) and the inability to ascertain such rate is unlikely to be temporary;

(ii)

the regulatory supervisor for the administrator of CDOR, the Bank of Canada, an insolvency official with jurisdiction over the administrator of CDOR, a resolution authority with jurisdiction over the administrator of CDOR, or a court or an entity with similar insolvency or resolution authority over the administrator of CDOR, has made a public statement, or published information, stating that the administrator of CDOR, has ceased or will cease to provide CDOR, permanently or indefinitely on a specific date; provided that, at that time, there is no successor administrator that will continue to provide CDOR; or

(iii)

the administrator of CDOR or a governmental authority having jurisdiction over the Agent or the administrator of CDOR has made a public statement identifying a specific date after which CDOR shall no longer be made available, or used for determining the interest rate of loans or the discount rates for bankers’ acceptances; provided that, at that time, there is no successor administrator that will continue to provide CDOR

(the date of determination or such specific date in the foregoing clauses (i) through (iii), the “CDOR Discontinuation Date”); or

(iv)

syndicated loans currently being executed, or that include language similar to that contained in this Section 9.4, are being executed or amended (as applicable) to incorporate or adopt a new benchmark interest rate to replace CDOR, then the Agent and the Borrower shall negotiate in good faith to select a replacement index rate for CDOR and make such spread adjustments thereto and other related amendments to this Agreement that shall give due consideration to the prevailing market practice for: (x) determining a rate of interest applicable to newly originated Canadian Dollar loans made in Canada at such time and for determining the discount rate for Canadian Dollar bankers’ acceptances issued and accepted in Canada at such time, and (y) transitioning existing loans and bankers’ acceptances from CDOR-based rates to loans bearing interest and bankers’ acceptances with discount rates calculated with reference to the new reference index rate; provided that, to the extent reasonably practicable, the all-in rate paid by the Borrower under this Agreement based on such replacement index rate will be substantially equivalent to the all-in rate applicable to CDOR Rate Loans made hereunder prior to the replacement of CDOR (excluding, for certainty, any differences resulting from changes to the Pricing Table as a result of the fluctuation of the Pricing Ratio).

(b)

Upon an agreement being reached between the Agent and the Borrower pursuant to the immediately preceding paragraph, the Agent and the Borrower shall enter into an amendment to this Agreement that gives effect to the replacement index rate, adjustments to the Pricing Table and such other related amendments as may be appropriate in the discretion of the Agent, acting reasonably, for the implementation and administration of Canadian Dollar loans bearing interest or bankers’ acceptances with discount rates calculated with reference to the replacement index rate. Notwithstanding anything to the contrary in this Agreement (including Section 17.17) or any other Document, such amendment shall become effective at 5:00 p.m. (Calgary time) on the fifth Banking Day after a copy of the amendment is provided to the Lenders and without any further action or consent of any other party to this Agreement, unless the Agent receives, on or before such date and time, a written notice from a Lender stating that such Lender objects to such amendment; provided that, if such replacement index rate agreed upon to replace CDOR shall be less than zero, it shall be deemed to be zero for the purposes of this Agreement.

(c)

Until an amendment reflecting the transition to a new reference index rate becomes effective as contemplated by this Section, the interest rate applicable to each Drawdown, Conversion or Rollover of a CDOR Rate Loan shall continue to be calculated with reference to CDOR; provided that if the Agent determines (which determination shall be conclusive, absent manifest error) that a CDOR Discontinuation Date has occurred, then following the CDOR Discontinuation Date, until such time as an amending agreement adopting such a new reference index rate becomes effective as contemplated by this Section:

(i)

any requested Drawdown by way of, Conversion into, or Rollover of, a CDOR Rate Loan under a Credit Facility shall be deemed to be a request for a Canadian Prime Rate Loan in the same principal amount under the same Credit Facility; and

(ii)

in respect of a maturing CDOR Rate Loan under a Credit Facility, in the event the Borrower fails to give, if applicable, a Notice of Conversion with respect thereto specifying the Conversion of such CDOR Rate Loan (on the maturity date thereof) into an Accommodation other than a CDOR Rate Loan (and provided a valid notice of repayment has not been delivered to the Agent in respect thereof), such maturing CDOR Rate Loan shall be converted on the maturity date thereof into a Canadian Prime Rate Loan under the same Credit Facility as if a valid Notice of Conversion had been given to the Agent by the Borrower pursuant to the provisions hereof.

(d)	For certainty, upon the occurrence of a CDOR Discontinuation Date, the Canadian Prime Rate shall be determined without regard to subparagraph (b) of the definition thereof.

ARTICLE 10

LETTERS OF CREDIT

10.1 General

(a)

Availability. Each Letter of Credit will be made available by the Operating Lender and each Letter of Credit (including all documents and instruments required to be presented thereunder) will be satisfactory in form and substance to the Operating Lender, acting reasonably. No Letter of Credit will be issued (or will be renewable at the option of the beneficiary thereunder) with an expiry date beyond the Operating Facility Termination Date, subject in each case to customary automatic renewal provisions.

(b)

Administrative Charges. In connection with the issuance or renewal of any Letter of Credit, in addition to the Letter of Credit Fees payable pursuant to Section 3.10(a)(v) the Borrower will pay to the Operating Lender its customary administrative charges in respect of the issue, amendment, renewal or transfer of such Letter of Credit, and each drawing made under such Letter of Credit.

(c)

Currency and Form. Letters of Credit issued pursuant hereto will be denominated in Canadian Dollars or U.S. Dollars and amounts payable thereunder will be paid in the currency in which such Letter of Credit is denominated. Letters of Credit issued pursuant hereto will be in a form satisfactory to the Operating Lender (including, any description of the documents and the text of any certificate to be presented by the beneficiary prior to payment under the Letter of Credit), with a term not in excess of one year, unless otherwise agreed by the Operating Lender. Prior to issuing any Letter of Credit pursuant hereto, the Operating Lender shall have received such other customary administrative documents as it shall have reasonably requested as a condition to the issuance of such Letter of Credit. In the event of any conflict or inconsistency between the terms of an LC Application and such other documents and this Agreement, the terms of this Agreement shall prevail and any liability of the Borrower in respect of Letters of Credit shall be governed by this Agreement irrespective of the provisions of any LC Application or such other documents. The Operating Lender will determine whether a Letter of Credit is a Financial Letter of Credit or a Non-Financial Letter of Credit in accordance with its customary practices.

(d)

Drawing under Letters of Credit. In the event of any request for a drawing under any Letter of Credit, the Borrower shall reimburse the Operating Lender on demand by the Operating Lender, in the relevant currency, an amount, in same day funds, equal to the amount of such drawing (for greater certainty, failure to reimburse the Operating Lender as provided in this sentence shall not constitute a Default or Event of Default). If the Borrower does not (i) make any payment required by the preceding sentence from the proceeds of an Accommodation obtained under this Agreement or otherwise, or (ii) notify the Operating Lender prior to 1:00 p.m. (Toronto time) on the second Banking Day following receipt by the Borrower of the notice from the Operating Lender referred to in the first sentence of this paragraph that the Borrower intends to reimburse the Operating Lender for the amount of such drawing with funds other than the proceeds of Advances:

(i)

the Borrower shall be deemed to have given a Notice of Borrowing to the Operating Lender to make a Canadian Prime Rate Loan or U.S. Base Rate Loan (irrespective of whether any other applicable conditions precedent specified herein have been satisfied), having regard to the currency of the applicable Letter of Credit, on the third Banking Day following the date on which such notice is provided by the Operating Lender to the Borrower in an amount equal to the amount of such drawing; and

(ii)

subject to the terms and conditions of this Agreement (including those set forth in Article 6), the Operating Lender shall, on the next Banking Day following the date of such drawing, make such Advance in accordance with Article 3 and it shall apply the proceeds thereof to the reimbursement of the Operating Lender for the amount of such drawing.

The Borrower agrees to accept each such Canadian Prime Rate Loan or U.S. Base Rate Loan, as applicable, and hereby irrevocably authorizes and directs the Operating Lender to apply the proceeds thereof in payment of the liability of the Borrower with respect to such required payment.

(e)

In determining whether to pay under a Letter of Credit, the Operating Lender shall be responsible only to determine that the documents and certificates required to be delivered under such Letter of Credit have been delivered and that they comply on their face with the requirements of such Letter of Credit. The Operating Lender may accept as complying with the terms of any Letter of Credit any document or instrument required by such Letter of Credit to be completed, signed, presented or delivered by or on behalf of any beneficiary thereunder which has been completed, signed, presented or delivered by a receiver, trustee in bankruptcy, assignee for the benefit of creditors, secured party or other like Person believed in good faith by the Operating Lender to be lawfully entitled to the property of such beneficiary, and the Operating Lender may make payments under such Letter of Credit to such Person. The provisions of this Article 10 are for the sole benefit of the Operating Lender and the Persons indemnified under Section 10.3 and may not be relied on by any other Person.

(f)

The Operating Lender shall not incur any liability by acting in reliance upon any notice, consent, certificate, statement or other writing (which may be a bank wire, telex, facsimile or similar writing) appearing on its face to be in compliance with the terms and conditions of the Letter of Credit.

(g)

Each Letter of Credit, except as specifically provided therein, and subject to any provision hereof to the contrary, will be subject to the Uniform Customs current at the time of issuance of such Letter of Credit.

(h)

For the purpose of calculating the Aggregate Principal Amount in respect of a Letter of Credit and for any other relevant provision of this Agreement, the amount of Accommodation constituted by any Letter of Credit at any time will be the maximum amount which the Operating Lender may in all circumstances be required to pay pursuant to the terms thereof at such time.

10.2 Obligations Absolute

The obligation of the Borrower to reimburse the Operating Lender for drawings made under any Letter of Credit shall be unconditional and irrevocable and shall be fulfilled strictly in accordance with the terms of this Agreement under all circumstances, including:

(a)	any lack of validity or enforceability of any Letter of Credit;

(b)

the existence of any claim, set-off, defence or other right which the Borrower may have at any time against a beneficiary or any transferee of any Letter of Credit (or any Persons for whom any such transferee may be acting), the Operating Lender, any Lender or any other Person, whether in connection with this Agreement, the Documents, the transactions contemplated herein and therein or any unrelated transaction (including any underlying transaction between the Borrower and the beneficiary of such Letter of Credit);

(c)	any incapacity, disability or lack or limitation of status or of power of the Borrower or the beneficiary of any Letter of Credit;

(d)	any breach of contract or other dispute between the Borrower and the Operating Lender, the beneficiary of any Letter of Credit or any other Person;

(e)

any draft, demand, certificate or other document presented under any Letter of Credit proving to be forged, fraudulent or invalid in any respect or any statement therein being untrue or inaccurate in any respect;

(f)

any payment by the Operating Lender under any Letter of Credit if such payment does not breach the standards of reasonable care specified in the Uniform Customs or disentitle the Operating Lender to reimbursement under ISP98, in each case as stated on its face to be applicable to the respective Letter of Credit; or

(g)	the fact that a Default or an Event of Default shall have occurred and be continuing.

10.3 Indemnification; Nature of Lenders’ Duties

(a)

Standard of Care. In addition to amounts payable as elsewhere provided in this Article 10, the Borrower hereby agrees to protect, indemnify, pay and save the Operating Lender and its directors, officers, employees, agents and representatives harmless from and against any and all claims, demands, liabilities, damages, losses, costs, charges and expenses (including reasonable legal fees and expenses) which the indemnitee may incur or be subject to as a consequence, direct or indirect, of the issuance of any Letter of Credit, other than as a result of the breach of the standards of reasonable care specified in the Uniform Customs or where the Operating Lender would not be entitled to the foregoing indemnification under ISP98, in each case as stated on its face to be applicable to such Letter of Credit.

(b)

Risk. As between the Borrower, on the one hand, and the Operating Lender, on the other hand, the Borrower assumes all risks of the acts and omissions of, or misuse of the Letters of Credit issued hereunder by, the respective beneficiaries of such Letters of Credit and, without limitation of the foregoing, the Operating Lender shall not be responsible for:

(i)

the invalidity or insufficiency of any instrument transferring or assigning or purporting to transfer or assign any such Letter of Credit or the rights or benefits thereunder or proceeds thereof, in whole or in part, which may prove to be invalid or ineffective for any reason;

(ii)	errors in interpretation of technical terms;

(iii)	any loss or delay in the transmission or otherwise of any document required in order to make a drawing under any such Letter of Credit or of the proceeds thereof; and

(iv)	the misapplication by the beneficiary of any such Letter of Credit of the proceeds of any drawing under such Letter of Credit;

None of the above shall affect, impair or prevent the vesting of any of the Operating Lender’s rights or powers hereunder. No action taken or omitted by the Operating Lender under or in connection with any Letter of Credit issued by it or the related certificates, if taken or omitted in good faith, shall put the Operating Lender under any resulting liability to the Borrower (provided that the Operating Lender acts in accordance with the standards of reasonable care specified in the Uniform Customs and otherwise as may be required under ISP98, in each case as stated on its face to be applicable to the respective Letter of Credit).

(c)

Indemnity. The Borrower agrees that neither the Operating Lender nor its officers, directors, employees or agents will assume liability for, or be responsible for, and the Borrower hereby indemnifies and holds harmless any such Person from any losses or claims resulting from, the following: (i) the use which may be made of any Letter of Credit; (ii) any acts or omissions of the beneficiary of any Letter of Credit including the application of any payment made to such beneficiary; (iii) the form, validity, sufficiency, correctness, genuineness or legal effect of any document or instrument relating to any Letter of Credit which on its face complies with requirements of the Letter of Credit, even if such document or instrument should in fact prove to be in any respect invalid, insufficient, inaccurate, fraudulent or forged; (iv) the failure of any document or instrument to bear any reference or adequate reference to any Letter of Credit; (v) any failure to note the amount of any draft on any Letter of Credit or on any related document or instrument; (vi) any failure of the beneficiary of any Letter of Credit to meet the obligations of such beneficiary to the Borrower or any other Person other than the Operating Lender; (vii) any errors, inaccuracies, omissions, interruptions or delays in transmission or delivery of any messages, directions or correspondence by mail, facsimile or otherwise, whether or not they are in cipher; any inaccuracies in the translation of any messages, directions or correspondence or for errors in the interpretation of any technical terms; or (viii) any failure by the Operating Lender to make payment under any Letter of Credit as a result of any Law, control or restriction rightfully or wrongfully exercised or imposed by any domestic or foreign court or Administrative Body or as a result of any other cause beyond the control of the Operating Lender or its officers, directors or employees or agents. This Section 10.3(c) will survive the termination of this Agreement; provided that, nothing in this Agreement shall exonerate the Operating Lender for its gross negligence or wilful misconduct (as determined by a final, non-appealable judgment of a court of competent jurisdiction).

10.4 Escrowed Funds

If any Letter of Credit is outstanding on the Operating Facility Termination Date, at any time that an Event of Default occurs or a demand for repayment is made hereunder, or a domestic or foreign court issues any judgment or order restricting or prohibiting payment by the Operating Lender under such Letter of Credit or extending the liability of the Operating Lender to make payment under such Letter of Credit beyond the expiry date specified therein, the Borrower will forthwith upon demand by the Operating Lender deposit into a cash collateral account maintained by and in the name of the Operating Lender funds in the applicable currency in the amount of the Accommodation constituted by such Letter of Credit and such funds (together with interest thereon) will be held by the Operating Lender for payment of the liability of the Borrower pursuant to this Article 10 or otherwise in respect of such Letter of Credit so long as the Operating Lender has or may in any circumstance have any liability under such Letter of Credit, and, pending such payment, shall bear interest for the benefit of the Borrower at the Operating Lender’s then prevailing rate in respect of deposits of similar amounts and of similar periods of time. Any balance of such funds and interest remaining at such time as the Operating Lender does not have and may never have any liability under such Letter of Credit will nevertheless continue to be held by the Operating Lender, if and so long as any Default or Event of Default is continuing or after a demand for repayment is made or both, as security for the remaining liabilities of the Borrower hereunder. If, after expiry of the Letters of Credit for which such funds are held and application by the Operating Lender of the amounts in such cash collateral accounts to satisfy the obligations of the Borrower hereunder with respect to the Letters of Credit being repaid, any excess remains, such excess shall be promptly paid by the Operating Lender to the Borrower so long as no Default or Event of Default is then continuing. The Operating Lender shall have exclusive control over all amounts at any time on deposit in such cash collateral account. The deposit of such funds by the Borrower with the Operating Lender as herein provided will not operate as a repayment of the Aggregate Principal Amount until such time as such funds are actually paid to the Operating Lender as a principal repayment.

10.5 Records

The Operating Lender shall maintain records showing the undrawn and unexpired amount of each Letter of Credit outstanding hereunder and showing for each Letter of Credit issued hereunder:

(a)	the dates issuance and expiration thereof;

(b)	the amount thereof; and

(c)	the date and amount of all payments made thereunder.

The Operating Lender shall make copies of such records available to the Borrower upon its request.

10.6 Deemed Letter of Credit

Each of the letters of credit described in Schedule K attached hereto and outstanding under the Existing Credit Agreement (the “Existing LCs”) on the Closing Date shall be deemed to be a Letter of Credit under the Operating Facility and for so long as such Letter of Credit is outstanding, CIBC in its capacity as issuing lender under each Existing Letter of Credit shall be deemed to be an Operating Lender but only with respect to matters directly relating to such Letter of Credit and for no other purpose, and CIBC will continue to be paid all Letter of Credit Fees owed to it in respect thereof. All Letter of Credit Fees owing to CIBC in connection with the Existing LCs shall be charged directly by CIBC and paid by the Borrower directly to CIBC as contemplated by Section 3.10(a)(v).

The available amount under the Tranche A Facility will be reduced by the face amount of the outstanding Existing LCs at the time of determination. The Borrower shall replace the Existing LCs with Letters of Credit issued hereunder before the expiry date of each applicable Existing LC and it agrees to use commercially reasonable efforts to replace the Existing LCs as soon as possible following the Closing Date. CIBC’s Individual Tranche A Facility Commitment Amount will be reduced by the aggregate face amount of the Existing LCs at the time of determination and will hereafter be increased by the face amount of any Existing LC that (a) is cancelled and the original of which is returned to CIBC or (b) is cancelled in accordance with another cancellation procedure agreed to in advance by CIBC (each an “Existing LC Return Event”).

While any Existing LCs remain outstanding, each Lender’s Rateable Portion of Advances under the Tranche A Facility will be adjusted to account for the fact that CIBC’s Individual Tranche A Facility Commitment Amount has been reduced as aforesaid. Notwithstanding the adjustment of Rateable Portions pursuant to this Section 10.6, there will be no reduction in the Individual Commitment Amount of each Lender.

Following each Existing LC Return Event, subsequent Drawdowns under the Tranche A Facility will be funded first by CIBC rateably based on, and up to, its then Individual Tranche A Facility Commitment Amount, until the aggregate outstanding principal amount under the Tranche A Facility owing to each Tranche A Facility Lender is again in proportion to its respective Rateable Portion under the Tranche A Facility.

ARTICLE 11

INCREASED COSTS

11.1 Changes in Law

(a)	If, after the date hereof, due to either:

(i)

the introduction of, or any change in, or in the interpretation of any Law, whether having the force of law or not, resulting in the imposition or increase of reserves, deposits or similar requirements by any central bank or Administrative Body charged with the administration thereof;

(ii)

the imposition on any Lender or its Lender Parent or requirement on any Lender or its Lender Parent to maintain any additional capital adequacy or capital requirements in respect of any Advances, Accommodations or commitments hereunder, or any other condition with respect to this Agreement; or

(iii)	the compliance with any guideline or request from any central bank or other Administrative Body which a Lender or its Lender Parent, acting reasonably, determines that it is required to comply with, there will be any increase in the cost to such Lender or its Lender Parent of agreeing to make or making, funding or maintaining an Accommodation, or there will be any reduction in the effective return to such Lender or its Lender Parent thereunder, then, subject to Section 11.1(b), the Borrower will, within 10 Banking Days after being notified by such Lender of such event, pay to such Lender, quarterly in arrears, that amount (the “Additional Compensation”) which such Lender or its Lender Parent, acting reasonably, determines will compensate it, after taking into account all applicable Taxes (other than Taxes on income) and all interest and other amounts received, for any such increased costs or reduced returns incurred or suffered by such Lender or its Lender Parent.

(b)

If Additional Compensation is payable pursuant to Section 11.1(a), the Borrower will have the option to convert the Accommodation to another type of Accommodation, in accordance with the terms of this Agreement, in respect of which no further such Additional Compensation will be payable or prepay any amount of the Credit Facilities owed to the Lender entitled to receive the Additional Compensation, subject always to Sections 8.2 and 9.2 without obligation to make a corresponding prepayment to any other Lender.

(c)

Notwithstanding anything contained in this Section 11.1, the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, regulations, guidelines and directives thereunder or issued in connection therewith and all requests, rules, regulations, guidelines and directives concerning capital adequacy promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or any United States, Canadian or foreign regulatory authority, in each case pursuant to Basel III (collectively, the “New Rules”) shall, in each case, be deemed a “change in Law” under Section 11.1(a)(i) regardless of the date enacted, adopted or issued but only to the extent (i) applicable to a Lender claiming Additional Compensation, (ii) materially different from that in effect on the date hereof, and (iii) such New Rules have general application to substantially all banks or their Affiliates which are subject to the New Rules in question.

11.2 Changes in Circumstances

Notwithstanding anything to the contrary herein or in any of the other Documents contained, if on any date a Lender determines in good faith, which determination will be conclusive and binding on the Parties, and provided notice is given to the Agent and the other Lenders and to the Borrower that its ability to maintain, or continue to offer any Accommodation has become unlawful or impossible due to:

(a)	any change in applicable Law, or in the interpretation or administration thereof by authorities having jurisdiction in the matter; or

(b)	any material adverse change in or the termination of the London Interbank Eurodollar Market for Eurodollars; or

(c)	the imposition of any condition, restriction or limitation upon such Lender or its Lender Parent which is outside of its control,

then, in any such case, availability of an Accommodation which has become unlawful or impossible as aforesaid shall no longer be available hereunder, and the Borrower will forthwith repay to such Lender all principal amounts affected thereby, together with all unpaid interest accrued thereon to the date of repayment and all other expenses incurred in connection with the termination of any such Accommodation, including any expenses resulting from the early termination of any: (i) LIBOR Period relating thereto in accordance with Section 8.2 or (ii) CDOR Period relating thereto in accordance with Section 9.2, without any obligation to make a corresponding prepayment to any other Lender. The Borrower may utilize other forms of Accommodations not so affected in order to make any required repayment and after any such repayment, the Borrower may elect to re-borrow the amount repaid by way of some other Accommodation upon complying with applicable requirements thereof.

11.3 Application of Sections 11.1 and 11.2

If a Lender exercises its discretion under either Section 11.1 or 11.2, then concurrently with a notice from such Lender to the Lenders and the Borrower requiring compliance with the applicable Section, such Lender will provide the Borrower (with a copy to the Agent and the other Lenders) with a certificate in reasonable detail outlining the particulars giving rise to such notice, confirming that its actions are consistent with actions concurrently taken by such Lender with respect to similar type provisions affecting other borrowers of such Lender in comparable circumstances and certifying (with reasonable supporting detail) the increased costs, if any, payable by the Borrower thereunder, which will be prima facie evidence thereof and binding on the Parties.

11.4 Limitations on Additional Compensation

Sections 11.1 and 11.2 will not apply to a Lender with respect to any event, circumstance or change of the nature and kind of which such Lender had actual knowledge on the Closing Date. A Lender will not be entitled to Additional Compensation to the extent such increase in costs or reduction in return is reflected in or recovered by an increase in the interest or other amounts payable hereunder (other than pursuant to Section 11.1) or relates to any period which is more than 90 days prior to such Lender becoming aware such Additional Compensation was owing.

11.5 Taxes

(a)

Any and all payments by or on account of any obligation of a Loan Party pursuant to the Documents shall be made free and clear of and without reduction or withholding for any Indemnified Taxes or Other Taxes, provided that if a Loan Party shall be required by applicable Law to deduct any Indemnified Taxes (including any Other Taxes) from such payments, then (i) the sum payable shall be increased as necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section 11.5) the Agent or Lender, as the case may be, receives an amount equal to the sum it would have received had no such deductions been made, (ii) the Loan Party shall make such deductions and (iii) the Loan Party shall timely pay the full amount deducted to the relevant Administrative Body in accordance with applicable Law. As soon as practicable after any payment of Indemnified Taxes or Other Taxes by the Loan Party to an Administrative Body, the Borrower shall deliver to the Agent the original or a certified copy of a receipt issued by such Administrative Body evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Agent. Without limiting the foregoing, the Loan Parties shall timely pay any Other Taxes to the relevant Administrative Body as prescribed by applicable Law. The Loan Parties shall indemnify the Agent and each Lender, within 30 days after demand therefor, for the full amount of any Indemnified Taxes or Other Taxes (including Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this Section) paid by the Agent or such Lender, as the case may be, and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Administrative Body. A certificate as to the amount of such payment or liability delivered to the Borrower by a Lender (with a copy to the Agent), or by the Agent on its own behalf or on behalf of a Lender, shall be conclusive absent manifest error.

(b)

If the Agent or a Lender determines, in its sole discretion, that it has received a refund of any Indemnified Taxes or Other Taxes as to which it has been indemnified by a Loan Party or with respect to which a Loan Party has paid additional amounts pursuant to this Section 11.5, it shall pay to the Borrower an amount equal to such refund (but only to the extent of indemnity payments made, or additional amounts paid, by a Loan Party under this Section 11.5 with respect to the Indemnified Taxes or Other Taxes giving rise to such refund), net of all out-of-pocket expenses of the Agent or such Lender, as the case may be, and without interest (other than any interest paid by the relevant Administrative Body with respect to such refund), provided that the Borrower, upon the request of the Agent or such Lender, agrees to repay the amount paid over to the Borrower (plus any penalties, interest or other charges imposed by the relevant Administrative Body) to the Agent or such Lender in the event the Agent or such Lender is required to repay such refund to such Administrative Body. This paragraph shall not be construed to require the Agent or any Lender or to make available its tax returns (or any other information relating to its taxes that it deems confidential) to the Borrower or any other Person.

(c)

Each Lender shall, at such times as are reasonably requested by the Borrower or the Agent, provide the Borrower and the Agent with any properly completed and executed documentation prescribed by Law, or reasonably requested by the Borrower or the Agent, certifying as to any entitlement of such Lender to an exemption from, or reduction in, any withholding Tax with respect to any payments to be made to such Lender under the Documents (including any documentation necessary to establish an exemption from, or reduction of, any Taxes that may be imposed under FATCA). Each such Lender shall, whenever a lapse in time or change in circumstances renders such documentation expired, obsolete or inaccurate in any respect, deliver promptly to the Borrower and the Agent updated or other appropriate documentation (including any new documentation reasonably requested by the applicable withholding agent) or promptly notify the Borrower and the Agent of its inability to do so. In addition, any Lender, if reasonably requested by the Borrower or the Agent, shall deliver such other documentation prescribed by applicable Law or reasonably requested by the Borrower or the Agent as will enable the Borrower or the Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements. Notwithstanding anything to the contrary in the preceding two sentences, the completion, execution and submission of such documentation (other than such documentation set forth in paragraph (c) below) shall not be required if in the Lender’s reasonable judgment such completion, execution or submission would subject such Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Lender.

(d)

If a payment made to a Lender under any Document would be subject to U.S. federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Internal Revenue Code, as applicable), such Lender shall deliver to Borrower and the Agent at the time or times prescribed by law and at such time or times reasonably requested by Borrower or the Agent such documentation prescribed by applicable law (including as prescribed by Section 1471(b)(3)(C)(i) of the Internal Revenue Code) and such additional documentation reasonably requested by Borrower or the Agent as may be necessary for Borrower and the Agent to comply with their obligations under FATCA and to determine that such Lender has complied with such Lender’s obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this subparagraph, “FATCA” shall include any amendments made to FATCA after the date of this Agreement.

(e)

Notwithstanding anything herein to the contrary, the Loan Parties shall not be required pursuant to this Section 11.5 to pay any additional amount to, or to indemnify, any Lender or the Agent, as the case may be, to the extent that such Lender or the Agent becomes subject to Indemnified Taxes (including any Other Taxes) subsequent to the Closing Date (or, if later, the date such Lender or the Agent becomes a party to this Agreement) as a result of a change in the place of organization or residence of such Lender or the Agent, a change in the lending office of such Lender, or a change in the principal office of such Lender or the Agent, except to the extent that such Lender or the Agent was entitled, at the time of the change in place of organization, residence or the change in its lending office, to receive additional amounts from the Loan Parties pursuant to this Section 11.5 (and provided, that nothing in this Section 11.5 shall be construed as relieving the Loan Parties from any obligation to make such payments or indemnification in the event of a change in applicable Law).

ARTICLE 12

REPRESENTATIONS AND WARRANTIES OF THE BORROWER

12.1 Representations and Warranties

The Borrower hereby represents and warrants to the Lenders that:

(a)

Formation, Organization and Power. Each Borrower Group Member has been duly incorporated, amalgamated or formed, as applicable, and is validly existing under the Law of its jurisdiction of incorporation, amalgamation or formation, as applicable, and is duly registered to carry on business in each jurisdiction in which the nature of any material business carried on by it or the character of any material property owned or leased by it makes such registration necessary (except where failure to be so registered would not reasonably be expected to have a Material Adverse Effect), and each Borrower Group Member has full corporate or partnership power and capacity, as applicable, to enter into and perform its obligations under the Documents to which it is a party, and to carry on its business as currently conducted.

(b)

Authorization and Status of Agreements. Each Document to which any Loan Party is a party delivered pursuant hereto has been duly authorized, executed and delivered by it and does not conflict with or contravene or constitute a default or create a Lien, other than a conflict, contravention, default or Lien which would not reasonably be expected to have a Material Adverse Effect or a Lien which is a Permitted Encumbrance, under:

(i)	its constating documents, by-laws, any resolution of the Directors of any Loan Party or any shareholders’ or partnership agreement in respect of any Loan Party;

(ii)	any agreement or document to which it is a party or by which any of its property is bound; or

(iii)	any applicable Law.

(c)

Enforceability. Each of the Documents constitutes a valid and binding obligation of each Loan Party that is a party thereto, and is enforceable against such Loan Party in accordance with the terms thereof, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization, or similar statutes affecting the enforcement of creditors’ rights generally and by general principles of equity.

(d)

Litigation. There are no actions, suits or proceedings at Law or before or by any Administrative Body existing or pending, or to the best of the Borrower’s knowledge threatened, to which any Borrower Group Member is, or to the Borrower’s knowledge is threatened to be made, a party and would reasonably be expected to have a Material Adverse Effect.

(e)

Environmental Law. Each Borrower Group Member (i) has obtained all permits, licenses and other authorizations which are required under Environmental Law; and (ii) is in compliance with Environmental Law and with the terms and conditions of all such permits, licenses and authorizations, except, in all cases, to the extent failure to do so would not reasonably be expected to have a Material Adverse Effect.

(f)

Environmental Condition of Property. Except in each case to the extent that such claim, or failure in compliance, would not reasonably be expected to have a Material Adverse Effect, the property or any part thereof owned, operated or controlled by any Borrower Group Member, either directly or indirectly:

(i)

is not, to the best of the knowledge of the Borrower, the subject of any outstanding claim, charge or order from an Administrative Body alleging a violation of Environmental Law or, if subject to any such claim, charge or order, the applicable Borrower Group Member is taking all such remedial, corrective or other action required under the claim, charge or order or is diligently and in good faith contesting the validity thereof; and

(ii)

complies with respect to each of its use and operation, with Environmental Law and with the terms and conditions of all permits, licenses and other authorizations which are required to be obtained under applicable Environmental Law.

(g)

Title to Properties. Each Borrower Group Member has good and valid title to its Borrowing Base Properties subject only to Permitted Encumbrances and to minor defects of title which in the aggregate do not affect its rights of ownership therein or the value thereof in any way which would reasonably be expected to have a Material Adverse Effect or to which the Lenders have consented to in writing. Each Loan Party is entitled to charge its interests in such Borrowing Base Properties, in favour of the Agent and the Lenders as provided in this Agreement and the Security without the need to obtain any consent of or release from any other Person which has not been obtained. The Borrowing Base Properties of the Borrower Group Members are not held in trust by any Borrower Group Member for any Person other than another Borrower Group Member, except to the extent previously notified to the Agent.

(h)

Operation of Properties. To the best of the Borrower’s knowledge, information and belief, after due enquiry, all of the oil, gas and other wells of each Borrower Group Member, as applicable, have been drilled, completed, shut-in and abandoned (and they have abandoned such wells if they were required by Law to have been abandoned) in accordance with applicable Law, the oil and gas properties of the Borrower Group Members have been operated and, if applicable, abandoned (and they have abandoned such properties to the extent required by applicable Law to be abandoned) in accordance with applicable Law and the facilities, plants and equipment in respect of all of the Borrower Group Members’ properties have been and will continue to be operated and maintained, as the case may be, in a good and workmanlike manner in accordance with sound industry practice and in accordance with all applicable Law, except, in each case, to the extent that the failure to do any of the foregoing would not be reasonably expected to have a Material Adverse Effect.

(i)

Financial Condition. The most recent financial statements of the Borrower heretofore or contemporaneously delivered to the Agent and the Lenders hereunder were prepared in accordance with GAAP and such financial statements present fairly, in all material respects, the Borrower’s consolidated financial position as at the date thereof and since the date thereof there has been no Material Adverse Effect.

(j)

Information. All written factual information (excluding projections included therein) heretofore or contemporaneously furnished by or on behalf of any Borrower Group Member to the Agent or the Lenders in connection with the Borrower Group Members, the Credit Facilities, the Existing Notes and any High Yield Notes, was true and accurate in all material respects at the time given and the Borrower is not aware of any omission of any material fact relating to any Borrower Group Member which renders such factual information incomplete or misleading in any material respect at the time given.

(k)	No Breach of Orders, Licences or Statutes. No Borrower Group Member is in breach of:

(i)	any order, approval or mandatory requirement or directive of any Administrative Body;

(ii)	any governmental licence or permit;

(iii)	any applicable Law; or

(iv)	any material contract to which any Borrower Group Member is party (including the PROP Partnership Agreement),

the breach of which would reasonably be expected to have a Material Adverse Effect.

(l)

Pension. Each Borrower Group Member has in all respects complied with the contractual provisions and applicable Laws relating to each Pension Plan to which it is a party or is otherwise bound, if any, except to the extent failure to comply would not reasonably be expected to have a Material Adverse Effect, all amounts due and owing under any such Pension Plan have been paid in full, and, to the best of the knowledge of the Borrower, no deficiency exists (whether or not waived) under any such Pension Plan that would reasonably be expected to have a Material Adverse Effect. None of the Borrower Group Members are party to a Pension Plan that is a defined benefit pension plan or which contains a defined benefit pension provision contributed to or required to be contributed to by the Borrower or any one or more of its Subsidiaries and that is or is required to be registered under the EPPA, or any similar legislation in any other jurisdiction.

(m)	No Default. No Default or Event of Default has occurred and is continuing.

(n)

Insurance. Each Borrower Group Member has in full force and effect such policies of insurance in such amounts issued by such insurers of recognized standing covering the property of the Borrower Group Members as required by Section 13.1(h).

(o)

Approvals. All regulatory approvals, consents, permits and licenses necessary for each Borrower Group Member to carry on its business, as currently carried on, and all approvals and consents necessary for each Loan Party to enter into the Documents to which it is a party and perform its obligations thereunder have, in each case, been obtained and are in good standing except to the extent that failure to so obtain would not reasonably be expected to have a Material Adverse Effect.

(p)

Payment of Taxes. Each Borrower Group Member has filed all material tax returns which are required to be filed and has paid all Taxes (including interest and penalties) which are due and payable unless (i) such payment is subject to a Permitted Contest or (ii) the failure to make such payment would not reasonably be expected to have a Material Adverse Effect.

(q)

Remittances. All of the remittances required to be made by each Borrower Group Member to the applicable federal, provincial or municipal governments have been made, are currently up to date and there are no material outstanding arrears, unless (i) such payment is subject to a Permitted Contest or (ii) the failure to make such payment would not reasonably be expected to have a Material Adverse Effect.

(r)

Subsidiaries. As at the date hereof, the Borrower has no Material Subsidiaries or Subsidiaries other than as set out in Schedule H and the jurisdictions of formation, the jurisdictions in which their respective businesses and assets are located, the trade names of each, if any, used in such locations as set forth in Schedule H. As at the date hereof, the legal and beneficial owners of all of the issued and outstanding Voting Securities of PROP and each Material Subsidiary is as set out in Schedule H. Each Material Subsidiary is a direct or indirect wholly-owned Subsidiary of the Borrower. As of the date hereof, each Subsidiary of the Borrower set forth in Schedule H which is identified as “inactive” is inactive and owns no material property and, in any event, owns only the property identified in Schedule H.

(s)	Debt and Liens. No Borrower Group Member has any Debt, other than Permitted Indebtedness, or Liens on its property, other than Permitted Encumbrances.

(t)

Hedging Agreements, Existing Notes and High Yield Notes Indenture. No Loan Party is in default under, and no event of default of any Loan Party has occurred pursuant to, any Hedging Agreement, the Existing Notes or any High Yield Note Indenture. No Hedging Agreement has been entered into by any Borrower Group Member that remains outstanding after the date hereof other than Permitted Swaps.

(u)	Fiscal Year. The fiscal year end of each Loan Party is December 31.

(v)

Security. The Security granted by each Loan Party constitutes a valid first ranking security interest and first ranking floating charge on the assets of the Loan Parties, subject only to the terms of the Intercreditor Agreement and Permitted Encumbrances which rank in priority ahead of the Security pursuant to applicable Law.

(w)

Solvency. No Borrower Group Member (i) is an “insolvent person” as defined in and for purposes of the Bankruptcy and Insolvency Act (Canada), or (ii) has filed a petition for relief under the Bankruptcy Code (United States) and no petition has been filed against them thereunder.

(x)	Pari Passu Ranking. The Lender Secured Obligations rank at least pari passu in right of payment with all of their other senior secured indebtedness, including Debt under the Existing Notes.

(y)	Anti-Corruption Laws and Sanctions.

(i)

The Borrower has implemented and maintains in effect policies or codes of conduct intended to ensure compliance in all material respects by its directors, officers and employees with, in each case, Anti-Corruption Laws and Sanctions applicable to such Persons.

(ii)	No Borrower Group Member, nor any of their respective directors, officers and employees is a Sanctioned Person.

(iii)

No part of the proceeds of the Advances will be used intentionally by the Borrower (A) in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any Person in violation in any material respect of any Anti-Corruption Laws, (B) for the purpose of funding (including payments made to) or financing any activities, investments, business or transaction of or with any Person known to the Borrower to be a Sanctioned Person, or in any country known to the Borrower to be a Sanctioned Country where such Sanctions relate to the business activities of the Borrower Group Members, or (C) in any manner that would result in the violation in any material respect of any Sanctions applicable to the Borrower Group Members.

(z)	ARO Representations.

(i)

No Borrower Group Member is in default of any Environmental Laws or any Abandonment/Reclamation Order or other directive that it has received from any applicable Energy Regulator, except in all cases to the extent such default would not reasonably be expected to have a Material Adverse Effect.

(ii)	As of the Closing Date, the only Material Jurisdiction is Alberta and the Borrower’s LMR in Alberta is 1.51.

12.2 Acknowledgement

The Borrower acknowledges that the Agent and the Lenders are relying upon the representations and warranties in this Article 12 in making the Credit Facilities available to the Borrower and that the representations and warranties contained in Section 12.1 will be deemed to be restated in every respect effective on the date each and every Advance is made except (a) for any representation and warranty made solely as of the Closing Date or other specified date which shall be made only on the first time such representation is deemed to be made hereunder in accordance with this Section, and (b) for Advances which are Rollovers or Conversions in which case only Section 12.1(m) will be deemed to be restated as of the date of such Advance.

12.3 Survival and Inclusion

The representations and warranties in this Article 12 shall survive until this Agreement has been terminated. All statements, representations and warranties contained in any Compliance Certificate, Environmental Certificate, Closing Certificate, the other Documents or in any instruments delivered by or on behalf of any Loan Party pursuant to this Agreement or the other Documents shall constitute statements, representations and warranties made by the Borrower to the Agent and the Lenders under this Agreement.

ARTICLE 13

COVENANTS OF THE BORROWER

13.1 Affirmative Covenants

While any Obligations under the Credit Facilities are outstanding or any Accommodation under the Credit Facilities remains available:

(a)	Punctual Payment. The Borrower will pay or cause to be paid all Obligations and other amounts payable under the Documents punctually when due.

(b)

Legal Existence. The Borrower will do or will cause to be done all things necessary to preserve and keep in full force and effect its and each other Borrower Group Member’s existence in good standing under the Law of its jurisdiction of formation, except as otherwise specifically permitted by this Agreement. Notwithstanding any other provision of this Agreement, the Borrower shall always be an entity formed under the laws of a Canadian jurisdiction, with business in Canada.

(c)

Material Adverse Claims. The Borrower will, and will cause each other Borrower Group Member to, except for Permitted Encumbrances, do all things necessary to defend, protect and maintain its property and the Security (and the priority thereof), from all material adverse claims where the failure to do so would reasonably be expected to have a Material Adverse Effect.

(d)	Notices.

(i)

Default or Event of Default or Material Adverse Effect. The Borrower will notify the Agent of the occurrence of any Material Adverse Effect, Default or Event of Default promptly upon the Borrower becoming aware thereof and specify in such notice the nature of the event and the steps taken or proposed to be taken to remedy the same.

(ii)

Legal Proceedings. The Borrower will, promptly upon the Borrower becoming aware thereof, notify the Agent of the commencement of any legal or administrative proceedings against any Borrower Group Member which would reasonably be expected to have a Material Adverse Effect.

(iii)	Change of Control. The Borrower will, forthwith upon becoming aware thereof, notify the Agent of any Change of Control.

(iv)

Environmental Damage. The Borrower will, forthwith upon acquiring knowledge thereof, notify the Agent of the discovery of any Contaminant or of any Release of a Contaminant into the Environment from or upon the land or property owned (either individually or jointly), operated or controlled by any Borrower Group Member which would reasonably be expected to have a Material Adverse Effect.

(v)

Material Insurance Events. The Borrower will, forthwith upon acquiring knowledge thereof, notify the Agent of any material insurance event, including, any claim, notification, termination, or defaults under any insurance policy.

(vi)

Existing Notes, High Yield Notes Notices. The Borrower will, and will cause each other Loan Party to, on a timely basis, furnish to the Agent copies of all material notices received under any High Yield Note Indenture or the Amended, Restated and Consolidated Note Purchase Agreement or with respect to any High Yield Notes or the Existing Notes.

(vii)	PROP. The Borrower will, and will cause each other Loan Party to, on a timely basis, furnish to the Agent copies of all material notices received pursuant to the PROP Partnership Agreement.

(viii)

Energy Regulator Notices. The Borrower shall deliver to the Agent, promptly following receipt thereof by it or any other Borrower Group Member, copies of any Abandonment/Reclamation Orders (and any amendments, supplements or other modifications thereto) or other material notices or communications related to any directives, rules, regulations or other orders issued by any applicable Energy Regulator in respect of any Material Jurisdiction to any one or more of Borrower Group Members or otherwise affecting any of the assets of any of them relating to any non-compliance by any Borrower Group Member with any applicable Environmental Laws in respect of any Material Jurisdiction, including liability assessments, potential or designated problem site notices, requirement to post security deposits and operator insolvency notices; provided that the aggregate estimated cost of compliance with all such orders, notices or communications would reasonably be expected to exceed the Threshold Amount.

(ix)

Notice of Shut-ins/Abandonment of Production. If the Borrower Group Members have Shut-in/Abandonment Events which have Aggregate Average Daily Production associated therewith for the then most recently completed fiscal quarter of the Borrower that exceeds [Redacted—Confidential] of the Aggregate Average Daily Production for the then most recently completed fiscal quarter of the Borrower, the Borrower shall promptly, and in any event within 5 Banking Days following the date on which the foregoing threshold is exceeded, deliver to the Agent written notice thereof, including particulars of the wells which are subject to Shut-in/Abandonment Events and the associated amount of production of such wells.

(e)	Reporting Requirements.

(i)

Financial Statements. The Borrower will furnish to the Agent a copy of (A) the Borrower’s quarterly unaudited consolidated financial statements within 45 days after the end of each of the first three fiscal quarters of the Borrower and (B) the Borrower’s annual audited consolidated financial statements in respect of a fiscal year of the Borrower within 90 days following the end of such fiscal year of the Borrower.

(ii)

Quarterly Compliance Certificate and Environmental Certificate. Within (A) the time period set forth in Section 13.1(e)(i)(A) for each of the first three fiscal quarters of each fiscal year of the Borrower and (B) the time period set forth in Section 13.1(e)(i)(B) for each such fiscal year, the Borrower will furnish to the Agent a Compliance Certificate. At the time the Borrower delivers the Compliance Certificate in accordance with the above, it will also deliver to the Agent an Environmental Certificate.

(iii)	Annual Budget. The Borrower will furnish to the Agent:

(A)	prior to March 31 of each year, an operating and capital expenditure budget approved by the Directors of the Borrower for the then current fiscal year with respect to the Borrower; and

(B)

promptly upon, and in any event within 5 Banking Days of, giving effect to the same, any amendments, supplements, replacements, updates or other revisions to the then current Annual Budget to the extent such amendments, supplements, replacements or other revisions result in budgeted expenditures to be in excess of 110% of the aggregate of the budgeted expenditures provided for in the most recently delivered Original Annual Budget, and, prior to the Repayment of the Tranche B Facility, each of the foregoing shall be in form and substance acceptable to the Majority Lenders, each acting reasonably, prior to the approval thereof or giving effect thereto, as applicable.

(iv)	Economic and Reserve Evaluation Reports. The Borrower will provide the following:

(A)

prior to March 31 of each year, an independent economic and reserve evaluation report in respect of the then current Borrowing Base Properties, in form satisfactory to the Lenders, acting reasonably, and prepared by a recognized petroleum engineering firm, with an effective date no earlier than December 31 of the preceding year;

(B)

prior to October 31 of each year, an internally prepared economic and reserve evaluation report (including lease operating statements, net revenue statements and any additional information as required by the Lenders in conjunction with semi-annual Borrowing Base re-determination) covering the then current Borrowing Base Properties, with an effective date of September 30 of such year; and

(C)

at the request of the Majority Lenders, not more than once per year, in connection with a semi-annual Borrowing Base redetermination and provided that the Majority Lenders believe, acting reasonably, that there has been a material adverse change in the Borrowing Base Properties, an independent economic reserve and evaluation report covering the Borrowing Base Properties (in addition to the report required pursuant to clause (A) above), to be provided by the Borrower at the Borrower’s expense and within a reasonable time.

(v)

Additional Environmental Information. The Borrower will upon the request of the Agent make available for discussion with the Agent or its nominee at all reasonable times the employees of the Borrower who were involved in the preparation of any Environmental Certificate.

(vi)

Hedging. The Borrower will provide prompt written notice to the Agent of the unwinding or other early termination of any Hedging Agreement, except to the extent such unwinding or termination relates to a Permitted Disposition.

(vii)

Other Information. The Borrower will provide to the Agent such other documentation and information concerning the Borrower Group Members or their properties as may be requested by the Lenders, acting reasonably.

(viii)	ARO Reporting. The Borrower will provide to the Agent an Abandonment and Reclamation Report concurrently with the delivery of the reports required pursuant to Sections 13.1(e)(iv)(A) and (B).

(ix)

Monthly Cash Flow Projections. Until the Repayment of the Tranche B Facility, the Borrower will, by no later than 5:00 p.m. (Calgary time) on the 15th day of each calendar month commencing March, 2021, deliver or cause to be delivered to the Agent and the Financial Advisor:

(A)

a written report summarizing the Loan Parties’ aggregate actual cash receipts and cash expenditures and outflows for the immediately preceding calendar month, including details with respect to any variances, as compared to the projected total cash inflows and cash outflows for such prior calendar month as set forth in the Closing Cash Flow Projection or the most recently delivered Updated Cash Flow Projections, as the case may be; and

(B)	an Updated Cash Flow Projection, together with a written summary of any changes to the preceding Updated Cash Flow Projection.

(x)

Discussion of Updated Cash Flow Projections. Until the Repayment of the Tranche B Facility, the Borrower will, and will cause each of the other Loan Parties, as the case may be, if requested by the Agent, to participate on quarterly conference calls with the Agent and the Lenders, the Financial Advisor and any non-legal advisors, to discuss the Updated Cash Flow Projection, the Borrower’s current and projected operational performance, and any related financial matters.

(xi)

Existing Notes. The Borrower will deliver or cause to be delivered to the Agent written notice of any step or action to call a meeting of the holders of the Existing Notes pursuant to the Amended, Restated and Consolidated Note Purchase Agreement forthwith upon becoming aware of such step or action.

(xii)

Resignation or Replacement of Auditors. Within 10 days following the date on which the Borrower’s auditors resign or the Borrower elects to change auditors, as the case may be, notification thereof, together with such further information as the Majority Lenders may request.

(xiii)

Hedging Plan. In the event the Borrower develops a hedging plan, the Borrower will deliver or cause to be delivered to the Agent a copy of such hedging plan within 30 days of adoption of such hedging plan.

(f)

Operation of Properties. The Borrower will, and will cause each other Borrower Group Member to, operate its respective property, or, if it is not the operator, use reasonable efforts to ensure that such property is operated, in accordance with sound industry practice and in accordance in all respects with applicable Law, except to the extent failure to do so would not reasonably be expected to have a Material Adverse Effect.

(g)

Performance of Agreements. The Borrower will, and will cause each other Borrower Group Member to, perform its obligations under the Documents and all other agreements relating to the Borrowing Base Properties (including, for certainty, the PROP Partnership Agreement), and including payment of rentals, royalties, Taxes or other charges in respect thereof which are necessary to maintain all such agreements in good standing in all respects, except to the extent failure to so perform would not reasonably be expected to have a Material Adverse Effect, provided that this covenant will not restrict their right to surrender leases or terminate agreements which are uneconomic to maintain.

(h)

Insurance. The Borrower will, and will cause each other Borrower Group Member to, maintain adequate insurance issued by insurers of recognized standing in respect of its material property, including all wellhead equipment and other plant and equipment, as is customary in the case of businesses of established reputation engaged in the same or similar businesses, and will provide the Agent with copies of all insurance policies relating thereto if so requested. All such insurance policies will contain a loss payable clause in favour of the Agent and name the Agent as additional insured.

(i)

Environmental Audit. If the Agent, acting reasonably, determines that any Borrower Group Member’s obligations or other liabilities in respect of matters dealing with the protection or contamination of the Environment or the maintenance of health and safety standards, whether contingent or actual, would reasonably be expected to have a Material Adverse Effect then, at the request of the Agent, the Borrower will, and will cause the other Borrower Group Members to, assist the Agent in conducting an environmental audit of the property which is the subject matter of such contingent or actual obligations or liabilities, by an independent consultant selected jointly by the Borrower and the Agent, and failing any such agreement, by the Agent, acting reasonably. The reasonable costs of such audit will be for the account of the Borrower, provided that the Agent will carry out such audit in consultation with the Borrower to expedite its completion in a cost effective manner. Should the result of such audit indicate that any Borrower Group Member is in breach, or with the passage of time will be in breach, of any Environmental Law and such breach or potential breach has or would reasonably be expected to have a Material Adverse Effect, and without in any way prejudicing or suspending any of the rights and remedies of the Agent and the Lenders under the Documents, the Borrower will forthwith commence and diligently proceed to rectify or cause to be rectified such breach or potential breach, as the case may be, and will keep the Lenders fully advised of the actions it intends to take and has taken to rectify such breach or potential breach and the progress it is making in rectifying same. The Agent will be permitted to retain, for the account of the Borrower (to the extent such account is reasonable), the services of a consultant to monitor the applicable Borrower Group Member’s compliance with this Section 13.1(i).

(j)

Payment of Taxes. The Borrower will, and will cause each other Borrower Group Member to, duly file on a timely basis all Tax returns required to be filed by them, and duly and punctually pay all Taxes and other governmental charges levied or assessed against them or their property, unless (i) any such Taxes are subject to a Permitted Contest or (ii) the failure to make payment of any such Taxes would not reasonably be expected to result in a Material Adverse Effect.

(k)

Remittances. The Borrower will, and will cause each other Borrower Group Member to, make all of the remittances required to be made by each Borrower Group Member to the applicable federal, provincial or municipal governments and keep such remittances up to date, unless (i) any such remittance is subject to a Permitted Contest or (ii) the failure to make payment of any such remittances would not reasonably be expected to result in a Material Adverse Effect.

(l)

Inspection of Property; Books and Records; Discussions. The Borrower will, and will cause each other Borrower Group Member to, (i) maintain books and records of account in accordance with GAAP and all applicable Laws, and (ii) permit representatives of the Agent to (no more frequently than once per year so long as no Event of Default is continuing) (A) visit and inspect any property of any Borrower Group Member and to examine and make abstracts from any books and records of any Borrower Group Member at any reasonable time during normal business hours, upon reasonable request and notice and minimal disruption to the business of the Borrower Group Members, and subject to the Borrower’s health and safety requirements, and (B) discuss the business, property, condition (financial or otherwise) and prospects of any Borrower Group Member with their senior officers and (in the presence of such representatives, if any, as it may designate) with its independent chartered accountants.

(m)

Comply with Law and Maintain Permits. The Borrower will, and will cause each other Borrower Group Member to, comply with applicable Laws and obtain and maintain all permits, licenses, consents and approvals necessary to the ownership of its property and to the conduct of its business in each jurisdiction where it carries on business or owns property, including those issued or granted by Administrative Bodies, except to the extent failure to do so would not reasonably be expected to have a Material Adverse Effect.

(n)

Material Subsidiary Designation/Security. The Borrower will cause each Material Subsidiary to provide the Agent with a guarantee and the other Security listed in Section 4.1, in form and substance satisfactory to the Agent, acting reasonably, on the earlier of (i) prior to or concurrently with the provision of any guarantee or security documents by such Material Subsidiary with respect to the Existing Notes or any High Yield Notes and (ii) within 10 Banking Days of any such Subsidiary becoming a Material Subsidiary, together with such supporting documentation and legal opinions as the Agent may reasonably require. The Borrower from time to time shall be entitled to designate that a Subsidiary will be a Material Subsidiary by written notice to the Agent; provided that any Subsidiary who (i) owns Borrowing Base Properties (other than PROP) or (ii) provides a guarantee or other security documents under or in connection with the Existing Notes, any High Yield Note Indenture or any High Yield Notes, will in each case at all times be deemed to be a Material Subsidiary. The Borrower will ensure that, at all times, each Material Subsidiary is a direct or indirect wholly-owned Subsidiary of the Borrower.

(o)

Ownership of Borrowing Base Properties. The Borrower will ensure at all times that the Borrowing Base Properties are owned solely by the Borrower Group Members and the Borrower will, and will cause each other Borrower Group Member which owns Borrowing Base Properties to, maintain good and valid title to its property, subject only to Permitted Dispositions, Permitted Encumbrances and to minor defects of title which in the aggregate do not affect their rights of ownership therein or the value thereof in any material way.

(p)

Consolidated Assets. The Borrower will ensure at all times that the Borrower Group Members directly own not less than 95% of the Consolidated Tangible Assets of the Borrower and generate at least 95% of EBITDA; provided that, the calculation of Consolidated Tangible Assets and EBITDA for the purposes of this Section shall only include only a portion of PROP’s contribution to Consolidated Tangible Assets or EBITDA, as the case may be, equal to the Loan Parties’ proportionate ownership interest in PROP.

(q)

Anti-Corruption Laws and Sanctions. The Borrower shall maintain in effect and enforce policies or codes of conduct intended to ensure compliance in all material respects by the Borrower Group Members and their respective directors, officers and employees with Anti-Corruption Laws and Sanctions applicable to such Persons.

(r)

Excess Cash Balances. If on any day the Borrower and its Subsidiaries have Excess Cash, then, within three (3) Banking Days, the Borrower shall repay or cause to be repaid Accommodations under the Credit Facilities in an amount equal to the lesser of (i) the amount of such Excess Cash on the date of such repayment; and (ii) the Aggregate Principal Amount under the Credit Facilities outstanding on the date of such repayment; provided that CDOR Rate Loans and LIBOR Based Loans are only required to be repaid on their respective Maturity Dates and no Letter of Credit is required to be cash collateralized pursuant to this Section 13.1(r).

(s)

Pari Passu Ranking. The Borrower will ensure that the Lender Secured Obligations rank at least pari passu with all other senior, secured Debt of the Loan Parties, (including all obligations related to the Existing Notes and any guarantees issued by the Loan Parties in respect thereof), other than Debt secured by Permitted Encumbrances which under applicable Laws rank in priority thereto.

(t)

High Yield Note Indenture and Intercreditor Agreement. Prior to, or concurrently with, the issuance of any High Yield Notes, the Borrower shall have delivered to the Agent and the Lenders an officer’s certificate attaching a true, correct and complete copy of any indenture in respect of such High Yield Notes, a fully executed copy of an intercreditor agreement (in form and substance satisfactory to the Majority Lenders, acting reasonably) executed by the trustee under the High Yield Note Indenture (if applicable) and the other documents referenced in subparagraph (b) of the definition of High Yield Notes.

(u)	PROP. The Borrower shall ensure that at all time (i) the managing partner of PROP is a Loan Party and (ii) the Borrower’s direct or indirect ownership interest in PROP must be owned by a Loan Party.

(v)

Maintenance of Accounts. The Borrower and each of its Subsidiaries will at all times maintain all of their respective bank accounts with one or more of the Lenders, unless otherwise consented to by the Lenders.

(w)	LMR Maintenance. The Borrower will ensure at all times that the LMR of each Loan Party (to the extent it has an LMR) is not less than 1.40.

(x)

Financial Advisor Engagement Letter. Notwithstanding the Borrower’s acknowledgement of the Financial Advisor Engagement Letter and, in particular, the ability of the Borrower to terminate its obligation to pay the fees and disbursements of the Financial Advisor set forth therein, the Borrower will pay all reasonable fees and expenses arising under the Financial Advisor Engagement Letter and any fees and expenses shall form part of the Obligations and be secured by the Security. The Borrower will, and will cause each Loan Party, to fully and promptly cooperate with the Financial Advisor and promptly, and in any event within five (5) Banking Days of any request therefor, or such longer period as may be reasonably required (having regard to the nature of the information and the data requested), by the Financial Advisor, provide all information and data requested by the Financial Advisor related to the Financial Advisor’s mandate as set forth in the Financial Advisor Engagement Letter (other than any privileged or third party confidential information).

(y)

Keepwell. The Borrower shall, and shall ensure that, to the extent any Subsidiary is a Qualified ECP Guarantor, the Borrower and each Subsidiary shall, absolutely, unconditionally and irrevocably undertake to provide such funds or other support as may be needed from time to time by the Borrower or any Subsidiary (that provides a guarantee to the Agent, the Lenders and the Swap Lenders) to honour all of its obligations under its guarantee in respect of Swap Indebtedness (provided, however, the Borrower and each Subsidiary shall only be liable under such undertaking for the maximum amount of such liability that can be incurred without rendering its obligations under this undertaking, or otherwise under the Documents to which it is a party, voidable under applicable Law relating to fraudulent conveyance or fraudulent transfer, and not for any greater amount). The obligations of the Borrower and each Subsidiary under this undertaking shall remain in full force and effect until discharged in accordance with the provisions of the relevant Document. The Borrower intends that this Section and the undertaking provided for shall constitute, and shall be deemed to constitute, a “keepwell, support, or other agreement” for the benefit of the Borrower and its Subsidiaries (that provide a guarantee to the Agent, the Lenders and the Swap Lenders) for all purposes of Section 1a(18)(A)(v)(II) of the Commodity Exchange Act.

(z)	Use of Credit Facilities. The Borrower shall use all Accommodations and the proceeds of Advances solely for the purposes set forth in Section 3.8 hereof.

13.2 Negative Covenants

While any Obligations under the Credit Facilities are outstanding or any Accommodation under the Credit Facilities remains available:

(a)	Limitation on Borrowings, Liens and Distributions. The Borrower will not, and will not permit the other Borrower Group Members to:

(i)	have, incur, assume or otherwise become liable for any Debt, except for Permitted Indebtedness;

(ii)	provide or permit a Lien over any of its property, except for Permitted Encumbrances; or

(iii)	make any Distribution, other than Permitted Distributions (other than with the prior written consent of the Majority Lenders).

(b)

Limitation on Exchange Rate Swap Contracts. The Borrower will not, and will not permit any other Borrower Group Member to, enter into any contract for the sale, purchase, exchange or future delivery of foreign currency (whether or not the subject currency is to be delivered or exchanged) or any hedging contract, forward contract, swap agreement, futures contract, or other foreign exchange protection agreement or option with respect to any such transaction, in each case designed to hedge against fluctuations in foreign exchange rates (collectively, the “Exchange Rate Swap Contracts”) if (i) it is entered into for speculative purposes, (ii) the term of any such Exchange Rate Swap Contract exceeds three years or in the case of Exchange Rate Swap Contracts related to the Existing Notes, the term of the Existing Notes, or (iii) if the Net Aggregated Notional Amount hedged under all Exchange Rate Swap Contracts at the time such Exchange Rate Swap Contract is entered into and after giving effect thereto exceeds 75% aggregate of the Borrower Group Members’ aggregate foreign currency exposure, including through the principal amount of the Existing Notes; provided that the foregoing 75% limit shall not restrict any such Exchange Rate Swap Contract entered into by a Borrower Group Member with respect to the High Yield Notes if: (x) the term of such Exchange Rate Swap Contract does not exceed the term of any High Yield Notes; and (y) the Borrower covenants to, concurrent with any reduction in the principal amount of the High Yield Notes, reduce the Net Aggregated Notional Amount under any such Exchange Rate Swap Contract by a proportionate amount. Notwithstanding the foregoing, the Borrower will not permit PROP to enter into any Exchange Rate Swap Contracts.

(c)

Limitation on Interest Rate Swap Contracts. The Borrower will not, and will not permit any other Borrower Group Member to, enter into any contract for a rate swap, rate cap, rate floor, rate collar, forward rate agreement, futures or other rate protection agreement or option with respect to any such transaction, designed to hedge against fluctuations in interest rates (collectively, the “Interest Rate Swap Contracts”) if (i) it is entered into for speculative purposes, (ii) the term of any such Interest Rate Swap Contract exceeds three years, or (iii) if the Net Aggregated Notional Amount hedged under all Interest Rate Swap Contracts at the time the Interest Rate Swap Contract is entered into and after giving effect thereto exceeds 75% of the then current Borrowing Base at the time such contract is entered into; provided that the foregoing 75% limit shall not restrict any such Interest Rate Swap Contract entered into by a Borrower Group Member with respect to the High Yield Notes if: (i) the term of such Interest Rate Swap Contract does not exceed the term of any High Yield Notes; and (ii) the Borrower covenants to, concurrent with any reduction in the principal amount of the High Yield Notes, reduce the Net Aggregated Notional Amount under any such Interest Rate Swap Contracts by a proportionate amount. Notwithstanding the foregoing, the Borrower will not permit PROP to enter into any Interest Rate Swap Contracts.

(d)

Limitation on Commodity Swap Contracts. The Borrower will not, and will not permit any other Borrower Group Member to, enter into any contract for a commodity swap or other protection agreement or option designed to protect against fluctuations in commodity prices (which, for greater certainty, includes both physically and financially settled hedges) (collectively, the “Commodity Swap Contracts”) if (i) the term of any such contracts exceeds three years, (ii) it is entered into for speculative purposes, or (iii) at the time of entry of such contract, the Net Aggregated Notional Amount hedged under such contract and all other Commodity Swap Contracts outstanding at such time and after giving effect thereto, would exceed (A) 75% of the forecasted average daily production (net of royalties) of the Borrower Group Members for the first year from such time, (B) 75% of the forecasted average daily production (net of royalties) of the Borrower Group Members for the second year from such time, or (C) 50% of the forecasted average daily production (net of royalties) of the Borrower Group Members for the third year from such time, in each case (x) calculated on a commodity-by-commodity basis for oil and natural gas liquids, on the one hand, and natural gas, on the other hand, and as adjusted for acquisitions and divestitures during the applicable period in a manner satisfactory to the Agent, acting reasonably, and based on the then most recent management forecast or, if available, the most recent budget approved by the Borrower’s Board of Directors; provided that the Borrower Group Members may exceed such limits set forth in clauses (A) through (C), as applicable, if, and to the extent that at such time, (i) they obtain the prior written consent of the Majority Lenders, or (ii) such applicable limit is exceeded due to it entering into fixed price commodity puts allowing it to put production to a counterparty and having a term of 36 months or less, any premium is paid at the time of entry into any such puts and the Net Aggregated Notional Amount hedged under all Commodity Swap Contracts, including such puts, does not exceed 100% of such average daily oil and natural gas liquids or natural gas production, as applicable, (net of royalties) as so adjusted. Notwithstanding the foregoing, the Borrower will not permit PROP to enter into any Commodity Swap Contracts.

(e)

Mergers, Amalgamation and Consolidations. The Borrower will not, and will not permit any other Loan Party to, merge, amalgamate, consolidate, liquidate or wind-up into or with another Person other than a wholly-owned Material Subsidiary of the Borrower subject to compliance with Section 13.1(n).

(f)

Change in Business, Name, Location or Fiscal Year. The Borrower will not, and will not permit any other Borrower Group Member to, (i) change in any material respect the nature of their business or operations (taken as a whole) from the direct or indirect exploration for, and development, production, processing, transportation and marketing of, petroleum, natural gas and related products, or (ii) if it has provided Security described in Section 4.1(a), change its name, trade name or jurisdictions in which it carries on business from those set forth in Schedule H without giving the Agent 15 days prior written notice thereof. The Borrower will notify the Agent of the creation of any Subsidiary and the ownership thereof or any change to its fiscal year end from that set forth in Section 12.1(u).

(g)	Asset Dispositions.

(i)

Borrowing Base Properties. Other than for Permitted Dispositions, the Borrower will not, and will not permit any other Borrower Group Member to, directly or indirectly, make any Disposition of any of its Borrowing Base Properties to any Person without the prior consent of all of the Lenders, acting reasonably, which consent may be contingent on various conditions, including a condition that the net cash proceeds of such transactions are used to make a permanent reduction of the Commitment Amount by an amount equal to the lending value attributed to such properties by the Lenders from the net proceeds received by the applicable Borrower Group Member as a result thereof. Notwithstanding the foregoing, during the continuance of a Borrowing Base Shortfall, Default or Event of Default, the Borrower Group Members will not make any Permitted Dispositions except for those described in paragraphs (a), (b), (c) and (e) of the definition thereof set forth in Schedule A or in accordance with Section 3.5(e)(iii).

(ii)

PROP Assets. Notwithstanding clause (i) above of this Section 13.2(g), the Borrower will not, and will not permit any other Borrower Group Member to, directly or indirectly, make any Disposition of any of the PROP Assets to any Person without the prior written consent of the Majority Lenders, each in their sole discretion.

(h)	Financial Assistance or Capital Contributions. Except as set forth in the provisos set forth below, the Borrower will not, and will not permit any other Borrower Group Member to:

(i)

save and except for Permitted Indebtedness, provide any guarantee of the obligations of any Person or loans or other financial assistance to any Person, in each case other than where that Person is another Loan Party; or

(ii)

make any contributions of capital or any other forms of equity investment in any Person that is not a Loan Party (provided that if the same is permitted pursuant to the proviso below such capital contributions and investments may only be made in entities engaged in similar businesses as the Loan Parties as at the Closing Date), provided that, (A) the foregoing will be permitted if the amount of all such guarantees, loans, financial assistance and capital contributions and investments outstanding (with the amount of any such capital contribution or investment being determined at the lower of cost and fair market value) does not at any time exceed, in aggregate, Cdn. $20,000,000; and (B) notwithstanding the foregoing, capital contributions or financial assistance may only be made by the Loan Parties in (or in favour of) PROP (including through the use of the proceeds of Advances) if: (I) no Default or Event of Default or Borrowing Base Shortfall exist at the time or would otherwise result therefrom, and (II) such capital contributions or financial assistance do not exceed the amounts prescribed in the then most recently delivered Original Annual Budget.

(i)

Material Investments. The Borrower will not, and will not permit any Subsidiary to, make material investments or enter into ventures of a material nature which are outside the scope of their normal course of business.

(j)

Transactions with Affiliates. The Borrower will not, and will not permit any other Borrower Group Member to, except as otherwise specifically permitted hereunder, enter into any transaction, including the purchase, sale or exchange of any property or the rendering of any services, with any of its shareholders or with any of its Affiliates, or with any of its or their Directors or officers, or enter into, assume or suffer to exist any employment, consulting or analogous agreement or arrangement with any such shareholder or Affiliate or with any of its directors or officers, except a transaction or agreement or arrangement which is in the ordinary course of business of the applicable Borrower Group Member and which is upon fair and reasonable terms not less favourable to the applicable Borrower Group Member than it would obtain in comparable arms-length transaction; provided that such restriction will not apply to any transaction between the Loan Parties.

(k)

Constating Documents. The Borrower will not, and will not permit any other Borrower Group Member to, amend or otherwise modify or terminate any of its constating documents (including the PROP Partnership Agreement) in any manner that would reasonably be expected to have a Material Adverse Effect without the prior written consent of the Agent on behalf of the Majority Lenders, acting reasonably.

(l)	High Yield Notes. The Borrower will not, and will not permit any other Loan Party to, without the consent of all of the Lenders:

(i)

make any principal payments, repurchases, redemptions or other retirement of principal under any High Yield Notes prior to their maturity, except as required in accordance with the terms of any High Yield Note Indenture;

(ii)	pay any interest on any High Yield Notes during the continuance of a Borrowing Base Shortfall, Default or Event of Default; or

(iii)

make any material amendments to any High Yield Notes or any High Yield Note Indenture or the terms and condition thereof that would reasonably be expected to have an adverse impact on the interests of the Lenders.

(m)	Sanctions. The Borrower will not, and will not permit any other Borrower Group Member to:

(i)	become a Sanctioned Person;

(ii)

have any investments in or knowingly engage in any dealings or transactions with any Sanctioned Person if such investments, dealings or transactions would cause any Lender to be in violation of any Laws; or

(iii)	engage in any activity that would reasonably be expected to subject any Lender to sanctions under Sanctions.

(n)	Cash Management Services. The Borrower will not permit any Subsidiary that is not a Loan Party to become a party to any Cash Management Services.

(o)

Limitation on Acquisitions re: Minimum LMR. The Borrower will not, and will not permit the other Borrower Group Members to, Acquire (i) Voting Securities or any other ownership interests of any Person or entity or (ii) any assets or property, which, in any case, would result in the LMR of such Borrower Group Member (in any Material Jurisdiction), on a pro forma basis after giving effect to such acquisition, being less than the lesser of (A) 2.00 and (B) the then current LMR of such Borrower Group Member in each Material Jurisdiction.

(p)	Limitation on Acquisitions re: Property and Persons. The Borrower will not, and will not permit any of its Subsidiaries to:

(i)

Acquire any property or assets, including P&NG Rights, by whatever means effected (or enter into any agreement in respect of the same or make any public announcement in respect of its intention to enter into the same); or

(ii)

Acquire any Voting Securities or any other ownership interest in any Person (or enter into any agreement in respect of the same or make any public announcement in respect of its intention to enter into the same), if:

(x)

the aggregate, uninflated and undiscounted asset retirement obligations of the property and assets (including P&NG Rights) to be Acquired and/or of the Person(s) to be Acquired, together with the aggregate, uninflated and undiscounted asset retirement obligations of the assets and property (including P&NG Rights) and/or of Person(s) previously Acquired by the Borrower and its Subsidiaries since the last determination or redetermination of the Borrowing Base, is greater than the Threshold Amount, or

(y)

the fair market value of the property and assets (including P&NG Rights) and/or the Person(s) to be Acquired, together with the fair market value of the assets and property (including P&NG Rights) and all Persons previously Acquired by the Borrower and its Subsidiaries since the last determination or redetermination of the Borrowing Base, is greater than the Threshold Amount.

(q)

Limitation on Expenditures re: Original Annual Budget. The Borrower will not, and will not permit any of its Subsidiaries to, make any expenditures in a fiscal quarter which are not reflected in the Original Annual Budget most recently delivered pursuant to Section 13.1(e)(iii)(A) if the making of any such expenditures in such fiscal quarter will result in the actual expenditures for such fiscal quarter, together with the actual expenditures for each of the prior fiscal quarters for the fiscal year in respect of which such Original Annual Budget was most recently delivered to the Agent pursuant to and in accordance with Section 13.1(e)(iii)(A), to be in excess of 110% of the aggregate of the budgeted expenditures provided for in such Original Annual Budget for such prior fiscal quarters and the fiscal quarter in question, without the prior written approval of the Majority Lenders, acting reasonably.

13.3 Financial Covenants

While any Obligations under the Credit Facilities are outstanding or any Accommodation under the Credit Facilities remains available:

(a)

Consolidated Total Debt to Consolidated Total Capitalization. The Borrower will not permit Consolidated Total Debt to exceed 75% of Consolidated Total Capitalization as at the end of any fiscal quarter of the Borrower.

(b)

Definitions. Solely for the purposes of this Section 13.3 and the calculation of the financial covenants described in paragraph (a) above, “Consolidated Total Capitalization” and “Consolidated Total Debt”, shall have the meanings ascribed thereto in the Amended, Restated and Consolidated Note Purchase Agreement as the Closing Date.

13.4 Most Favoured Lender

If, at any time after the Closing Date, the Existing Notes, the Amended, Restated and Consolidated Note Purchase Agreement or any other agreement related to the Existing Notes are amended, supplemented, revised or modified in any way to include: (a) any one or more new covenants or events of default that are not provided for in the Documents taking into account the different relevant circumstance between the Existing Notes and the Amended, Restated and Consolidated Note Purchase Agreement, on the one hand, and the Documents, on the other hand, or (b) any one or more new covenants or events of default that are more restrictive, taken as a whole, than the same or similar covenants or events of default provided in this Agreement or the other Documents taking into account the different relevant circumstances between the Existing Notes and the Amended, Restated and Consolidated Note Purchase Agreement, on the one hand, and the Documents, on the other hand, then: (i) such additional or more restrictive covenants or events of default shall upon notice from the Agent be incorporated by reference in this Agreement as if set forth fully herein, mutatis mutandis, and (ii) the Loan Parties shall promptly, and in any event within ten (10) days after entering into any such additional or more restrictive covenants or events of default so advise the Agent in writing. Thereafter, upon the request of the Agent, the Agent, on behalf of the Lenders, and the Borrower shall enter into an amendment to this Agreement evidencing the incorporation of such additional or more restrictive covenants or events of default, it being agreed that any failure to make such request or to enter into any such amendment shall in no way qualify or limit the incorporation by reference described in clause (i) of the immediately preceding sentence.

Notwithstanding the foregoing, provisions of any Existing Notes or the Amended, Restated and Consolidated Note Purchase Agreement (or any document in respect of either of the foregoing) that (a) establish any interest rate, fees or other amounts payable, (b) provide for any make-whole payments to be paid by the Borrower in connection with an early repayment or pre-payment of any Existing Notes, or (c) impose a limit on the amount of Debt that may be incurred under this Agreement, shall, in each case, not be subject to the requirements of the first paragraph of this Section 13.4.

If any of the defined terms incorporated in this Section 13.4 by reference to the Existing Notes have varying meanings attributed to such terms among the documents governing the Existing Notes, then the Agent shall have the right to apply the most restrictive meanings of such terms for the purpose of this Section 13.4.

ARTICLE 14

EVENTS OF DEFAULT

14.1 Event of Default

Each of the following events will constitute an “Event of Default”:

(a)

Failure to Pay. If (i) the Borrower defaults in the due and punctual payment of any principal amount owing under the Documents, as and when the same becomes due and payable, whether at maturity or otherwise; or (ii) if the Borrower makes default in the due and punctual payment of interest or fees owing under the Documents, as and when the same become due and payable, whether at maturity or otherwise and such default continues for a period of 3 Banking Days.

(b)

Incorrect Representations. If any representation or warranty made or deemed to be made by any Loan Party in any Document proves to have been incorrect in any material respect (or in any respect in the case of representations and warranties already subject to any materiality or Material Adverse Effect qualification) when so made or deemed to have been repeated as herein provided and, if the underlying facts resulting in such representation are capable of being cured, any Loan Party has not rectified the circumstances which gave rise to such incorrect representation or warranty within 30 days after the earlier of (i) notice thereof is given to the Borrower by the Agent and (ii) any Loan Party’s actual knowledge thereof.

(c)

Breach of Covenants. Except for an Event of Default set out in Section 14.1(a) or elsewhere in this Section 14.1, if a Borrower Group Member defaults in the performance or observance of any covenant, obligation or condition to be observed or performed by it pursuant to any of the Documents, and if such covenant, obligation or condition is capable of being cured, such default continues for a period of 30 days after the earlier of (i) notice thereof is given to the Borrower by the Agent and (ii) any Loan Party’s actual knowledge thereof.

(d)	Breach of Certain Covenants. The Borrower fails to observe or perform any covenant in Sections 13.1(e)(i), 13.1(q), 13.1(r), 13.1(w), 13.1(z), 13.2 or 13.3.

(e)

Insolvency. If a judgment, decree or order of a court of competent jurisdiction is entered against any Borrower Group Member (i) adjudging any Borrower Group Member bankrupt or insolvent, or approving a petition seeking its reorganization or winding-up under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or any other bankruptcy, insolvency or analogous Law, or (ii) appointing a receiver, trustee, liquidator, or other Person with like powers, over all, or substantially all, of the property of any Borrower Group Member, or (iii) ordering the involuntary winding up or liquidation of the affairs of any Borrower Group Member, or (iv) appointing any receiver or other Person with like powers over all, or substantially all, of the property of any Borrower Group Member, unless, in any such case, such judgment, petition, order or appointment is stayed and of no effect against the rights of the Lenders within 30 days of its entry.

(f)

Winding-Up. If, (i) except as permitted by Section 13.2(e), an order or a resolution is passed for the dissolution, winding-up, reorganization or liquidation of any Borrower Group Member, pursuant to applicable Law, including the Canada Business Corporations Act or the Business Corporations Act (Alberta), or (ii) if any Borrower Group Member institutes proceedings to be adjudicated bankrupt or insolvent, or consents to the institution of bankruptcy or insolvency proceedings against it under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or any other bankruptcy, insolvency or analogous Law, or (iii) any Borrower Group Member consents to the filing of any petition under any such Law or to the appointment of a receiver, or other Person with like powers, over all, or substantially all, of any Borrower Group Member’s property, (iv) any Borrower Group Member makes a general assignment for the benefit of creditors, or becomes unable to pay its debts generally as they become due, or (v) take corporate or partnership action for the purpose of effecting any of the foregoing.

(g)

Other Debt. Any default shall have occurred and is continuing in respect of any agreement or other instrument evidencing Debt of one or more Borrower Group Members (which for the purpose of this Section 14.1(g) includes a default of a Borrower Group Member under any Hedging Agreement that is not a Swap Document), whatsoever owed by it after the expiry of any applicable grace period in respect thereof, to any Person, other than the Agent or any Lender under the Documents, where the outstanding principal amount of such Debt (or, in the case of such Hedging Agreement, the applicable payment owed by the Borrower Group Member, if any) is more than Threshold Amount, in aggregate.

(h)

Material Lien. The property of any Borrower Group Member having a fair market value in excess of the Threshold Amount, in the aggregate, shall be seized (including by way of execution, attachment, garnishment or distraint) or any Lien thereon shall be enforced, or such property shall become subject to any charging order or equitable execution of a court, or any writ of enforcement, writ of execution or distress warrant with respect to obligations in excess of the Threshold Amount, in the aggregate, shall exist in respect of any one or more of the Borrower Group Members, or such property, or any sheriff, civil enforcement agent or other Person shall become lawfully entitled to seize or distrain upon such property under the Civil Enforcement Act (Alberta), the Workers’ Compensation Act (Alberta), the Personal Property Security Act (Alberta) or any other applicable Laws whereunder similar remedies are provided, and in any case such seizure, execution, attachment, garnishment, distraint, charging order or equitable execution, or other seizure or right, shall continue in effect and not released or discharged for more than 30 days.

(i)

Judgment. A final judgment is obtained against any of the Borrower Group Members for an amount in excess of Threshold Amount, in the aggregate, which remains unsatisfied and undischarged for a period of 30 days during which such judgment shall not be on appeal or execution thereof shall not be effectively stayed.

(j)	High Yield Notes. The occurrence of an event of default under any High Yield Note Indenture or otherwise in respect of any High Yield Notes, after the expiry of any applicable grace period.

(k)	Swap Documents. The occurrence of an event of default by a Loan Party under any Swap Document, after the expiry of any applicable grace period thereunder.

(l)	Cessation of Business. Any Loan Party ceases or proposes to cease carrying on business, or a substantial part thereof, or makes or threatens to make a bulk sale of its property.

(m)

Enforceability of Documents. If any material provision of any Document shall at any time cease to be in full force and effect, be declared to be void or voidable or shall be repudiated, or the validity or enforceability thereof shall at any time be contested by any Loan Party or if any Lien constituted pursuant to the Security ceases to have the priority contemplated in the Documents the same is not rectified within 10 days after notice thereof is given to the Borrower by the Agent.

(n)

Qualified Auditor Report. If the audited financial statements that are required to be delivered to the Agent pursuant to Section 13.1(e) contain a material qualification or going concern notation that is not acceptable to the Majority Lenders, acting reasonably, and, if unacceptable, such qualification is not rectified or otherwise dealt with to the satisfaction of the Majority Lenders within a period of 30 days after the delivery of such financial statements.

(o)	Change of Control. If (i) a Change of Control occurs or (ii) PROP ceases to be a direct or indirect Subsidiary of the Borrower.

(p)	Borrowing Base Shortfall. If at any time there exists a Borrowing Base Shortfall that is not eliminated in accordance with Section 3.5(d).

(q)

Material Adverse Effect. If, in the opinion of all the Lenders, acting reasonably, a Material Adverse Effect occurs and is continuing and, if the events resulting in such Material Adverse effect are capable of remedy, such event shall not be remedied within a period of 30 days from the date of the occurrence of such event.

(r)	Intercreditor Agreement. A default notice is issued by a creditor or group of creditors pursuant to the terms of the Intercreditor Agreement.

(s)

Abandonment/Reclamation Orders. If any one or more of the Borrower Group Members receives one or more Abandonment/Reclamation Orders from any applicable Energy Regulator and (i) the aggregate estimated cost of compliance with all such outstanding orders, together with the aggregate amount of all such security deposits (without duplication) determined at the time of receipt thereof by the applicable Borrower Group Member, would exceed the Threshold Amount (provided that, for the purpose of determining any such estimated cost, the Borrower shall provide the Agent with a reasonable and factually supportable estimate of such costs within 15 Banking Days of its receipt of the applicable order and shall deliver to each Lender all such other relevant information related to such estimate as may be reasonably required by any such Lender) and (ii) the Borrower Group Member has not complied with the terms of the applicable Abandonment/Reclamation Order(s) or the circumstances identified in such order(s) remain unrectified (as such order(s) may be amended, supplemented or otherwise modified by the issuing Energy Regulator) by any deadline date for compliance or rectification as set forth therein (as any such date may be extended, including as a result of any appeal period by the applicable Borrower Group Member in respect thereof) (the “Compliance Date”), unless the Lenders have received evidence satisfactory to each of them, acting reasonably, (A) of such compliance or rectification or (B) that such order has been withdrawn by the applicable Energy Regulator, in either case, on or before the Compliance Date.

(t)

Inadequate Updated Cash Flow Projection. If any information in the Updated Cash Flow Projection contemplates or forecasts an adverse change or changes from the preceding Updated Cash Flow Projection and such change or changes, in the sole determination of the Majority Lenders, would reasonably be expected to have a Material Adverse Effect.

(u)

Breach of Certain Reporting Covenants. If the Borrower fails to observe or perform any covenant in Section 13.1(e)(ix), 13.1(e)(x), 13.1(e)(xi) or 13.1(x) and such default continues for a period of three (3) Banking Days.

14.2 Remedies

Upon the occurrence of an Event of Default which has not been waived, the Agent (on the direction of the Majority Lenders or, in the case of an Event of Default under Sections 14.1(e) and 14.1(f), automatically) shall forthwith terminate any further obligation to make Advances and declare all Obligations owing under the Credit Facilities together with unpaid accrued interest thereon and any other amounts owing under the Documents, contingent or otherwise, to be immediately due and payable, whereupon the Borrower will be obligated without any further grace period to forthwith pay such amounts and the Agent and the Lenders may exercise any and all rights, remedies, powers and privileges afforded by applicable Law or under any and all other instruments, documents and agreements made to assure payment and performance of the obligations of the Loan Parties under the Documents.

14.3 Attorney in Fact

The Borrower hereby irrevocably constitutes and appoints the Agent and any officer or agent thereof, with full power of substitution, as its true and lawful attorney-in-fact with full irrevocable power and authority in the place and stead of the Borrower and in the name of the Borrower or in its own name, from time to time in the Agent’s discretion, for the purpose of carrying out the terms of the Documents, to take any and all appropriate action and to execute any and all documents and instruments which may be necessary or desirable to accomplish the purposes of the Documents and which the Borrower being required to take or execute has failed to take or execute; provided that this power of attorney will not be effective until the occurrence and during the continuance of any Event of Default under any Document. The Borrower hereby ratifies all that said attorneys will lawfully do or cause to be done by virtue hereof. This power of attorney is a power coupled with an interest and will be irrevocable until all of the Obligations under the Documents have been unconditionally and irrevocably paid and performed in full. The Borrower also authorizes the Agent, at any time and from time to time, to execute any endorsements, assignments or other instruments of conveyance or transfer pursuant to the Security. If requested by the Agent, the Borrower will cause each other Loan Party to constitute and appoint the Agent and any officer or agent thereof, with full power of substitution, as its true and lawful attorney-in-fact in accordance with the foregoing provisions of this Section 14.3.

14.4 Set-Off

If an Event of Default has occurred and is continuing, each of the Lenders and each of their respective Affiliates is hereby authorized at any time and from time to time to set off and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency) at any time held and other obligations (in whatever currency) at any time owing by such Lender or any such Affiliate to or for the credit or the account of any Loan Party against any and all of the obligations of the Borrower now or hereafter existing under this Agreement or any other Document to such Lender, irrespective of whether or not such Lender has made any demand under this Agreement or any other Document and although such obligations of the Loan Party may be contingent or unmatured or are owed to a branch or office of such Lender different from the branch or office holding such deposit or obligated on such indebtedness. The rights of each the Lenders and their respective Affiliates under this Section are in addition to other rights and remedies (including other rights of setoff, consolidation of accounts and bankers’ lien) that the Lenders or their respective Affiliates may have. Each Lender agrees to promptly notify the Borrower and the Agent after any such setoff and application, but the failure to give such notice shall not affect the validity of such setoff and application. If any Affiliate of a Lender exercises any rights under this Section 14.4, it shall share the benefit received in accordance with Section 14.5 as if the benefit had been received by the Lender of which it is an Affiliate.

14.5 Application of Proceeds

Subject to the Intercreditor Agreement, except as otherwise agreed to by all of the Lenders in their sole discretion or as otherwise expressly provided for herein, all (a) payments made by or on behalf of a Loan Party under the Documents after acceleration pursuant to Section 14.2, and (b) proceeds resulting from any realization or enforcement of the Security, including by way of foreclosure, will be applied and distributed by the Agent or any nominee thereof in the following manner:

(a)

first, in full and final payment of any amounts due and payable by way of recoverable expenses, including all out-of-pocket realization and enforcement costs and all reasonable legal costs and disbursements (on a solicitor and his own client full indemnity basis);

(b)	second, in full and final payment of all accrued and unpaid interest, Letter of Credit Fees, agency fees and standby fees based on each Lender’s Rateable Portion;

(c)

third, in full and final payment of the Aggregate Principal Amount under each Credit Facility, the Permitted Swap Indebtedness and the Cash Management Obligations, pro rated in accordance with the provisions hereof;

(d)	fourth, in full and final payment of all other Lender Secured Obligations other than as contemplated in subparagraph (e) below, pro rated in accordance with the provisions hereof;

(e)	fifth, in full and final payment of all Swap Indebtedness in excess of Permitted Swap Indebtedness; and

(f)	finally, if there are any amounts remaining and subject to applicable Law, to the appropriate Loan Party.

14.6 Adjustment

After all Obligations are declared by the Agent to be due and payable pursuant to Section 14.2, (i) each Lender agrees that it will at any time or from time to time thereafter at the request of the Agent as required by any Lender, purchase at par on a non-recourse basis a participation in the Aggregate Principal Amount owing to each of the other Lenders and make any other adjustments as are necessary or appropriate in order that the Aggregate Principal Amounts owing to each of the Lenders, as adjusted pursuant to this Section 14.6, will be in the same proportion as each Lender’s Individual Commitment Amount was to the Commitment Amount immediately prior to the Event of Default resulting in such declaration, and (ii) the amount of any repayment made by or on behalf of the Loan Parties under the Documents or any proceeds received by the Agent or the Lenders pursuant to Section 14.5(c) will be applied by the Agent in a manner such that to the extent possible the Aggregate Principal Amount owing to each Lender after giving effect to such application will be in the same proportion as each Lender’s Individual Commitment Amount was to the Commitment Amount immediately prior to the Event of Default resulting in such declaration.

ARTICLE 15

CONFIDENTIALITY

15.1 Non-Disclosure

All information received by the Agent and the Lenders from or in respect of any Borrower Group Member pursuant to the Documents, the confidential nature of which is made known to the Party receiving such information, including any information relating to a Hostile Acquisition, other than information that is required by Law to be disclosed by any such Party receiving the information, including to any Administrative Body of competent jurisdiction, including any central bank or other banking regulatory authority and any official bank examiners or regulators (collectively, the “Information”), will be held by such Parties in the strictest confidence and the Agent and the Lenders agree to use all reasonable efforts to prevent the disclosure thereof to any Person, except as provided in Sections 15.2 and 15.3 provided that the confidential nature of the Information is made known or ought to have been known to the disclosing Party.

15.2 Exceptions

Section 15.1 does not apply to Information and the Agent and the Lenders shall incur no liability in respect of any such Information:

(a)	of a Party where that Party consents in writing to its disclosure;

(b)	which becomes part of the public domain without breach of Section 15.1 or which has been made readily available to the public by the Borrower or its Subsidiaries;

(c)	received from a third party without restriction on further disclosure by the Lender or such Lender and without breach of Section 15.1;

(d)	in connection with the exercise of any remedies hereunder or under the other Documents or any suit, action or proceeding relating to the enforcement of its rights hereunder or thereunder;

(e)	developed independently without breach of Section 15.1;

(f)	to the extent required to be disclosed by order or direction of a court or Administrative Body of competent jurisdiction; or

(g)

which the Agent or the relevant Lender can show was, prior to the receipt thereof from the Borrower or a Subsidiary, lawfully in the Agent’s or Lender’s possession from a source other than the Borrower or a representative of the Borrower and not then subject to any obligation on its part to the Borrower or a Subsidiary to maintain confidentiality.

15.3 Permitted Disclosures by the Agent or the Lenders

Information received by the Agent or a Lender may be disclosed:

(a)

to their respective Affiliates, Swap Lenders, the Agent or any other Lender, including any Participant, prospective Participant or any other financial institution or other Person which desires to become a Lender hereunder or any actual or prospective counterparty (or its advisors) to any securitization, swap or derivative transaction relating to the Borrower Group Members, any Subsidiaries thereof, and the Obligations; provided that, (i) in the case of any Participant, prospective Participant, prospective lender or actual or prospective counterparty any such Person has entered into confidentiality covenants with the Agent for the benefit of the Borrower or such Lender (in the latter case, in the case of a sale of a participating interest to a Participant or prospective Participant pursuant to Section 16.4) substantially the same as those contained in this Article 15); and (ii) in the case of any Affiliate, each such Affiliate shall be under a like duty of confidentiality to that contained in this Article 15 (except to the extent such like duty of confidentiality conflicts with any applicable Law) and, further provided that, the Agent or the Lender, as the case may be, providing the Information shall be responsible for any breach by its Affiliate of the aforementioned like duty of confidentiality;

(b)

to their respective employees, auditors, accountants, legal counsel, geologists, engineers and other consultants, agents and financial or professional advisors retained by such Persons, in each case, where the same is subject to an obligation to maintain confidentiality of Information received thereby to the extent the Agent and the Lenders are required to maintain confidentiality of Information pursuant to this Article 15;

(c)	to any holders of the Existing Notes to the extent permitted or required to do so pursuant to the Intercreditor Agreement;

(d)

if, in their reasonable opinion, such disclosure is required (i) by their respective auditors or (ii) in connection with any actual or threatened judicial, administrative or governmental proceedings, including proceedings initiated under or in respect of this Agreement;

(e)

to any Administrative Body (including any self-regulatory agency or authority) having jurisdiction over it (i) upon the request thereof or (ii) where the Agent or the relevant Lender considers such disclosure to be advisable or appropriate, acting reasonably;

(f)

to any insurance or reinsurance company for the purpose of maintaining insurance and to any Person providing administration and settlement services in respect of this Agreement (provided that such insurance or reinsurance company or other person agrees in writing to be under a like duty of confidentiality to that contained in this Section); and

(g)

so as to enable the Agent and the Lenders to initiate any lawsuit against the Borrower or any Subsidiary or to defend any lawsuit commenced by the Borrower or any Subsidiary the issues of which touch on the Information, but only to the extent such disclosure is necessary to the initiation or defense of such lawsuit.

15.4 Survival

The terms of this Article 15 shall survive for a period of two (2) years following the termination of this Agreement.

ARTICLE 16

ASSIGNMENT

16.1 Assignment of Interests

Except as expressly permitted under Section 13.2(e) and this Article 16, this Agreement and the rights and obligations hereunder will not be assignable, in whole or in part, by the Borrower without the prior written consent of all of the Lenders.

16.2 Assignment by the Lenders

Each Lender will have the right to sell or assign in minimum portions of $5,000,000 (with such Lender, where such sale or assignment is not of all of such Lender’s Individual Commitment Amount, retaining an Individual Commitment Amount under the Credit Facilities of at least $5,000,000), such Lender’s Individual Commitment Amount to one or more Lenders acceptable to the Borrower and the Agent, each acting reasonably, provided that at and after the time of the assignment, the Borrower will not be under any obligation to pay by way of Indemnified Taxes or Other Taxes or otherwise any greater amount than it would have been obliged to pay if the Lender had not made an assignment. A fee of [Redacted – Confidential] for each such sale assignment (other than to an affiliate of a Lender) will be payable to the Agent by the selling or assigning Lender. In the event of such sale or assignment, the Borrower, the Agent and the other Lenders will execute and deliver all such agreements, documents and instruments as the Agent or Lenders may reasonably request to effect and recognize such sale or assignment, including an Assignment Agreement. Notwithstanding the foregoing, no consent of the Borrower will be required if an assignment (a) occurs during an Event of Default which is continuing, (b) is made between financial institutions who, at the relevant time, are already Lenders, or (c) is made by a Lender to an Affiliate of the Lender or an Approved Fund. In addition to the foregoing and prior to the Repayment of the Tranche B Facility, any sale or assignment by a Borrowing Base Lender or Tranche B Facility Lender of all or any portion of its Individual Tranche A Facility Commitment Amount, Operating Facility Commitment Amount or its Individual Tranche B Facility Commitment Amount in accordance with the foregoing shall require a corresponding sale or assignment, as the case may be, on a pro rata basis, of such Lender’s other Individual Tranche B Facility Commitment Amount or Individual Tranche A Facility Commitment Amount, as the case may be, to the assignee or purchaser thereof (and, in the case of any such sale or assignment by the Tranche A Facility Lender that is also the Operating Lender, a corresponding sale or assignment, as the case may be, of its Individual Tranche A Facility Commitment Amount or its Operating Facility Commitment Amount so that, after giving effect to such sale or assignment, its Individual Commitment Amount is in the same proportion relative to the Commitment Amount of all of the Lenders immediately prior to giving effect to such sale or assignment).

16.3 Effect of Assignment

To the extent that any Lender sells or assigns any portion of its Individual Commitment Amount pursuant to Section 16.2 and such new Lender or new Lenders, as the case may be, has executed and delivered to the Borrower and the Agent an Assignment Agreement, such Lender will be relieved and forever discharged of any and all of its covenants and obligations under the Documents in respect of that portion of its Individual Commitment Amount, so sold or assigned from and after the date of such Assignment Agreement and the Borrower’s recourse under the Documents in respect of such portion so sold or assigned from and after the date of the Assignment Agreement for matters arising thereunder from and after the date of the Assignment Agreement will be to such new Lender or new Lenders only, as the case may be, and their successors and permitted assigns.

16.4 Participations

Any Lender may at any time sell to one or more financial institutions or other Persons (each of such financial institutions and other Persons being herein called a “Participant”) participating interests in any of the Accommodations, commitments, or other interests of such Lender hereunder, provided, however, that:

(a)	no participation contemplated in this Section 16.4 will relieve such Lender from its commitments or its other obligations hereunder or under any other Document;

(b)	such Lender will remain solely responsible for the performance of its commitments and such other obligations as if such participation had not taken place;

(c)	the Agent will continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement and each of the other Documents;

(d)	no Participant will have any rights (through a right of consent or approval or otherwise) to require such Lender to take or refrain from taking any action hereunder or under any other Document; and

(e)	the Borrower will not be required to pay any amount hereunder that is greater than the amount which it would have been required to pay had no participating interest been sold.

ARTICLE 17

ADMINISTRATION OF THE CREDIT FACILITIES

17.1 Authorization and Action

(a)

Authorization and Action. Each Lender hereby irrevocably appoints and authorizes the Agent to be its agent in its name and on its behalf and to exercise such rights or powers granted to the Agent or the Lenders under the Documents to the extent specifically provided therein and on the terms thereof, together with such powers and authority as are reasonably incidental thereto. As to any matters not expressly provided for by the Documents, the Agent will not be required to exercise any discretion or take any action, but will be required to act or to refrain from acting (and will be fully indemnified and protected by the Lenders to the greatest extent permitted by Law in so acting or refraining from acting) upon the instructions of the Majority Lenders, and such instructions will be binding upon all Lenders, provided however that the Agent will not be required to take any action which, in the opinion of the Agent, might expose the Agent to liability in such capacity, which could result in the Agent incurring any costs and expenses, or which is contrary to the spirit and intent of this Agreement.

(b)

Lenders’ Determination. Where the provisions of this Agreement provide that any waiver of or any amendment to any provision of the Documents may be made or any action, consent or other determination in connection with the Documents may be taken or given, with the consent or agreement of the Lenders or the Majority Lenders (in accordance with Section 17.7), then any such waiver, amendment, action, consent or determination so made, so taken or so given with the consent or agreement of the Lenders or the Majority Lenders will be binding on all of the Lenders and all of the Lenders will cooperate in all ways necessary or desirable to implement and effect such waiver, amendment, action, consent or determination.

(c)

Deemed Non-Consent. If the Agent delivers a notice to a Lender requesting advice from such Lender as to whether it consents or objects to any matter in connection with the Documents, then, except as otherwise expressly provided herein, if such Lender does not deliver to the Agent its written consent or objection to such matter within 7 Banking Days of the delivery of such notice by the Agent to such Lender, such Lender will be deemed not to have consented thereto upon the expiry of such 7 Banking Day period.

(d)

Release and Discharge of Security. Each Lender hereby irrevocably authorizes the Agent to execute and deliver such releases and no-interest letters as may be required in connection with any Disposition of assets by one or more Loan Parties in respect of which the Agent has received an officer’s certificate of the Borrower certifying that such Disposition is permitted hereunder, together with any other information from the Borrower reasonably required by the Agent, if any, to satisfy itself that any such Disposition is permitted hereunder.

17.2 Procedure for Making Advances

(a)

Pro Rata Advances. Subject to Sections 6.1, 6.2, 6.3 and 6.4, all Advances made by the Lenders will be made in accordance with each Participating Lender’s Rateable Portion of such Advance, except to the extent that the Agent deems any variations therefrom to be immaterial. The Agent shall determine all adjustments to the amounts required to be advanced by the Lenders to reflect as nearly as practicable the respective Rateable Portions of the Lenders under the Credit Facilities.

(b)

Instructions from Borrower. The Lenders, through the Agent, will make Advances available to the Borrower as required hereunder by debiting the account of the Agent to which each Lender’s Rateable Portion of such Advances have been credited in accordance with Section 5.6 (or causing such account to be debited) and, in the absence of other arrangements agreed to by the Agent and the Borrower in writing, by transferring (or causing to be transferred) like funds in accordance with the instructions of the Borrower as set forth in the Notice of Borrowing, Notice of Rollover or Notice of Conversion, as the case may be, in respect of each Advance, provided that the obligation of the Agent hereunder will be limited to taking such steps as are in keeping with its normal banking practice and which are commercially reasonable in the circumstances to implement such instructions, and the Agent will not be liable for any damages, claims or costs which may be suffered by the Borrower or any of the Lenders and occasioned by the failure of such funds to reach their designated destination, unless such failure is due to the gross negligence or wilful misconduct of the Agent, as determined by a final, non-appealable judgment of a court of competent jurisdiction.

17.3 Remittance of Payments

Forthwith after receipt of any payment by the Borrower hereunder and subject to Section 14.4, the Agent, if and to the extent a Lender is entitled thereto, will remit to such Lender its Rateable Portion of such payment, provided that, if the Agent, on the assumption that it will receive on any particular date a payment of principal, interest or fees hereunder, remits to a Lender its Rateable Portion of such payment and the Borrower fails to make such payment, each such Lender agrees to repay to the Agent forthwith on demand such Lender’s Rateable Portion of any such payment, together with all reasonable costs and expenses incurred by the Agent in connection therewith and interest thereon at the rate and calculated in the manner customarily applicable to interbank payments for each day from the date such amount is remitted to such Lender. The exact amount of the repayment required to be made by a Lender pursuant hereto will be set forth in a certificate delivered by the Agent to such Lender, which certificate will be conclusive and binding for all purposes in the absence of manifest error.

17.4 Redistribution of Payment

Each Lender agrees that, subject to Section 14.4:

(a)

If it exercises any right of counter-claim, set off, bankers’ lien or similar right with respect to any property of any Loan Party or if under applicable Law it receives a secured claim, the security for which is a debt owed by it to the Loan Party, it will apportion the amount thereof proportionately between:

(i)	amounts outstanding at the time owed by the Loan Party to such Lender under this Agreement, which amounts will be applied in accordance with this Section 17.4; and

(ii)	amounts otherwise owed to it by a Loan Party,

provided that any cash collateral account held by such Lender as collateral for a letter of credit or bankers’ acceptance issued or accepted by such Lender on behalf of a Loan Party may be applied by such Lender to such amounts owed by any Loan Party to such Lender pursuant to such letter of credit or in respect of any such bankers’ acceptance without apportionment.

(b)

If it receives, through the exercise of a right or the receipt of a secured claim described in Section 17.4(a) or otherwise, payment of a proportion of the aggregate amount of principal, interest and fees due to it hereunder which is greater than the proportion received by any other Lender in respect of the aggregate amount of principal, interest and fees due in respect of the applicable Credit Facility (having regard to the respective proportionate amounts advanced as Advances by each of the Lenders under the applicable Credit Facility), the Lender receiving such proportionately greater payment will purchase a participation (which will be deemed to have been done simultaneously with receipt of such payment) in that portion of the applicable Credit Facility of the other Lenders so that their respective receipts will be pro rata to their respective Rateable Portions, provided however that, if all or part of such proportionately greater payment received by such purchasing Lender is otherwise recovered by it, such purchase will be rescinded and the purchase price for such participation will be returned to the extent of such recovery, but without interest. Such Lender will exercise its rights in respect of such secured claim in a manner consistent with the rights of the Lenders entitled under this Section 17.4 to share in the benefits of any recovery on such secured claims.

(c)	If it does any act or thing permitted by Sections 17.4(a) or 17.4(b), it will promptly provide full particulars thereof to the Agent.

(d)

Except as permitted under Sections 17.4(a) or 17.4(b), no Lender will be entitled to exercise any right of counter-claim, set off, bankers’ lien or similar right without the prior written consent of the other Lenders.

(e)

Notwithstanding anything else in this Section 17.4, any amounts which are lawfully received by any Swap Lender under a Swap Document prior to the delivery by the Agent of a declaration of all Obligations becoming due pursuant to Section 14.2 are not required to be shared pursuant to the provisions of this Section 17.4.

17.5 Duties and Obligations

The Agent or any of its directors, officers, agents or employees (and, for purposes hereof, the Agent will be deemed to be contracting as agent for and on behalf of such Persons) will not be liable to any Lender for any action taken or omitted to be taken by it under or in connection with the Documents, except for its own gross negligence or wilful misconduct, as determined by a final, non-appealable judgment of a court of competent jurisdiction. Without limiting the generality of the foregoing, the Agent:

(a)	may assume that there has been no assignment or transfer by the Lenders of their rights under the Documents, unless and until the Agent receives a duly executed Assignment Agreement from such Lender;

(b)

may consult with counsel (including Borrower’s Counsel), independent public accountants and other experts selected by it and will not be liable for any action taken or omitted to be taken in good faith by it in accordance with or reliance upon the advice of such counsel, accountants or experts;

(c)

will incur no liability under or in respect of the Documents by acting upon any notice, consent, certificate or other instrument or writing believed by it to be genuine and signed or sent by the apparently proper Person or by acting upon any representation or warranty of any Loan Party made or deemed to be made hereunder;

(d)	may assume that no Default or Event of Default has occurred and is continuing unless it has actual knowledge to the contrary; and

(e)	may rely, as to any matter of fact which might reasonably be expected to be within the knowledge of any Person, upon a certificate signed by or on behalf of such Person.

Further, the Agent (i) does not make any warranty or representation to any Lender nor will it be responsible to any Lender for the accuracy or completeness of the data made available to any of the Lenders in connection with any Credit Facilities, or for any statements, warranties or representations (whether written or oral) made in connection with any Credit Facility, (ii) will not have any duty to ascertain or to enquire as to the performance or observance of any of the terms, covenants or conditions of the Documents on the part of any Loan Party or to inspect the property (including books and records) of any Loan Party, and (iii) will not be responsible to any Lender for the due execution, legality, validity, enforceability, genuineness, sufficiency or value of the Documents or any other instrument or document furnished pursuant hereto or thereto.

17.6 Prompt Notice to the Lenders

Notwithstanding any other provision herein, the Agent agrees to provide to the Lenders, with copies where appropriate, all information, notices and reports required to be given to the Agent by the Borrower hereunder, promptly upon receipt of same, excepting therefrom information and notices relating solely to the role of the Agent hereunder. The Agent shall have no duty to disclose any information obtained or received by it or any of its affiliates relating to the Loan Parties or any of their Subsidiaries to the extent such information was obtained or received in any capacity other than as the Agent hereunder.

17.7 Agent and Agent Authority

With respect to its Rateable Portion of any of the Credit Facilities and the Advances made by it as a Lender thereunder, as applicable, the Agent will have the same rights and powers under the Documents as any other Lender and may exercise the same as though it were not the Agent. The Agent may accept deposits from, lend money to, and generally engage in any kind of business with any Borrower Group Member, any of their Subsidiaries, their respective shareholders or unitholders or any Person owned or controlled by any of them and any Person which may do business with any of them, all as if the Agent was not serving as Agent, and without any duty or obligation to account therefor to the Lenders.

17.8 Lenders’ Credit Decisions

It is understood and agreed by each Lender that it has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigations into the financial condition, creditworthiness, condition, affairs, status and nature of the Loan Parties. Accordingly, each Lender confirms with the Agent that it has not relied, and will not hereafter rely, on the Agent (a) to check or inquire on its behalf into the adequacy, accuracy or completeness of any information provided by the Loan Parties or any other Person under or in connection with the Credit Facilities (whether or not such information has been or is hereafter distributed to such Lender by the Agent) or (b) to assess or keep under review on its behalf the financial condition, creditworthiness, condition, affairs, status or nature of any Borrower Group Member. Each Lender acknowledges that copies of the Documents have been made available to it for review and each Lender acknowledges that it is satisfied with the form and substance of the Documents. A Lender will not make any independent arrangement with any Loan Party for the satisfaction of any Obligations owing to it under the Documents without the written consent of the other Lenders.

17.9 Indemnification

The Lenders hereby agree to indemnify the Agent and its directors, officers, agents and employees (to the extent not reimbursed by the Borrower) in accordance with their respective Rateable Portions, from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever which may be imposed on, incurred by, or asserted against the Agent or its directors, officers, agents and employees in any way relating to or arising out of the Documents or any action taken or omitted by the Agent under or in respect of the Documents in its capacity as Agent, provided that no Lender will be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the Agent’s gross negligence or wilful misconduct, as determined by a final, non-appealable judgment of a court of competent jurisdiction. Without limiting the generality of the foregoing, each Lender agrees to reimburse the Agent promptly upon demand for its Rateable Portion of any reasonable out-of-pocket expenses (including legal fees, on a solicitor and his own client full indemnity basis) incurred by the Agent in connection with the preservation of any right of the Agent or the Lenders under, or the enforcement of, or legal advice in respect of rights or responsibilities under, the Documents, to the extent that the Agent is not reimbursed for such expenses by the Borrower. This indemnity will survive the termination of the other provisions of this Agreement as a separate and continuing covenant of the Lenders.

17.10 Successor Agent

The Agent may, as hereinafter provided, resign at any time by giving 30 days’ notice (the “Resignation Notice”) thereof to the Lenders and the Borrower. The remaining Lenders, with the consent of the Borrower, such consent not to be unreasonably withheld, will forthwith upon receipt of the Resignation Notice unanimously appoint a successor administrative agent (the “Successor Agent”) to assume the duties hereunder of the resigning Agent. Upon the acceptance of any appointment as administrative agent hereunder by a Successor Agent, such Successor Agent will thereupon succeed to and become vested with all the rights, powers, privileges and duties as administrative agent under the Documents of the resigning Agent. Upon such acceptance, the resigning Agent will be discharged from its further duties and obligations as agent under the Documents, but any such resignation will not affect such resigning Agent’s obligations hereunder as a Lender, including for its Rateable Portion of the applicable Commitment Amount. After the resignation of the Agent as administrative agent hereunder, the provisions of this Article 17 will continue to enure to its benefit as to any actions taken or omitted to be taken by it while it was the administrative agent of the Lenders hereunder. Notwithstanding the foregoing, if the remaining Lenders fail to appoint a Successor Agent within 30 days of receipt of the Resignation Notice, the resigning Agent may and with the approval of the Borrower prior to an Event of Default, such approval not to be unreasonably withheld, appoint a Successor Agent from among the Lenders. The Agent may also be removed at any time by the Majority Lenders upon 30 days’ notice to the Agent and the Borrower as long as the Majority Lenders, in consultation with the Borrower, appoint and obtain the acceptance of a successor within such 30 days, in accordance with the terms and conditions set out in this Section 17.10. Notwithstanding the foregoing or anything else set forth herein, Business Development Bank of Canada shall not be appointed as the Successor Agent.

17.11 Taking and Enforcement of Remedies

Except as otherwise provided herein, each Lender hereby acknowledges that, to the extent permitted by applicable Law, rights and remedies provided under the Documents to the Lenders are for the benefit of the Lenders collectively and not severally and further acknowledges that its rights and remedies thereunder are to be exercised not severally but collectively through the Agent upon the decision of the Lenders (with the required majority or unanimity as herein provided), regardless of whether acceleration of Obligations hereunder was made, and accordingly, notwithstanding any of the provisions contained herein, each of the Lenders hereby covenants and agrees that it will not be entitled to take any action with respect to the Credit Facilities, including any acceleration of Obligations thereunder, but that any such action will be taken only by the Agent with the prior written direction of the Lenders (with the required majority or unanimity as herein provided). Notwithstanding the foregoing, in the absence of written instructions from the Lenders, and where in the sole opinion of the Agent the exigencies of the situation warrant such action, the Agent may without notice to or consent of the Lenders take such action on behalf of the Lenders as it deems appropriate or desirable in the circumstances. Each of the Lenders hereby covenants and agrees that it has not heretofore and will not seek, take, accept or receive any security for any of the Obligations of the Loan Parties under the Documents and will not enter into any agreement with any of the Parties relating in any manner whatsoever to a Credit Facility, unless all of the Lenders under such Credit Facility will at the same time obtain the benefit of any such security or agreement, as the case may be.

17.12 Reliance Upon Agent

The Borrower will be entitled to rely upon any certificate, notice or other document or other advice, statement or instruction provided to it by the Agent pursuant to the Documents, and the Borrower will be entitled to deal with the Agent with respect to matters under the Documents which the Agent is authorized hereunder to deal with, without any obligation whatsoever to satisfy itself as to the authority of the Agent to act on behalf of the Lenders and without any liability whatsoever to the Lenders for relying upon any certificate, notice or other document or other advice, statement or instruction provided to them by the Agent, notwithstanding any lack of authority of the Agent to provide the same.

17.13 Agent May Perform Covenants

If the Borrower fails to perform any covenant on its part herein contained, the Agent may give notice to the Borrower of such failure and if, within 10 days of such notice (or after the expiry of such other time or cure period as may be required in this Agreement), such covenant remains unperformed, the Agent on behalf of the Lenders may, in its sole discretion but need not, perform any such covenant capable of being performed by it and, if the covenant requires the payment or expenditure of money, the Agent may make such payment or expenditure and all sums so expended will be forthwith payable by the Borrower to the Agent on behalf of the Lenders and will bear interest at the interest rate applicable to Canadian Prime Rate Loans plus 2%.

17.14 No Liability of Agent

The Agent, in its capacity as agent of the Lenders under the Documents, will have no responsibility or liability to the Borrower or the Lenders on account of the failure of any Lender to perform its obligations hereunder, or to any Lender on account of the failure of the Borrower to perform its obligations under the Documents.

17.15 Nature of Obligations under this Agreement

(a)

Obligations Separate. The obligations of each Lender and the Agent under this Agreement are separate and several. The failure of any Lender to carry out its obligations hereunder will not relieve the other Lenders, the Agent or the Borrower of any of their respective obligations hereunder.

(b)	No Liability for Failure by Other Lenders. Neither the Agent nor any Lender will be liable or otherwise responsible for the obligations of any other Lender hereunder.

17.16 Anti-Money Laundering Legislation

(a)

The Borrower acknowledges that, pursuant to the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and other applicable anti-money laundering, anti-terrorist financing, government sanction and “know your client” Laws, whether within Canada or elsewhere (collectively, including any guidelines or orders thereunder, “AML Legislation”), the Lenders and the Agent may be required to obtain, verify and record information regarding the Borrower, its directors, authorized signing officers, direct or indirect shareholders or other Persons in control of the Borrower, and the transactions contemplated hereby. The Borrower shall promptly provide all such information, including supporting documentation and other evidence, as may be reasonably requested by any Lender or the Agent, or any prospective assign or participant of a Lender or the Agent, in order to comply with any applicable AML Legislation, whether now or hereafter in existence.

(b)

If the Agent has ascertained the identity of the Borrower or any other Loan Party or any authorized signatories of the Borrower or any other Loan Party for the purposes of applicable AML Legislation, then the Agent:

(i)

shall be deemed to have done so as an agent for each Lender, and this Agreement shall constitute a “written agreement” in such regard between each Lender and the Agent within the meaning of applicable AML Legislation; and

(ii)	shall provide to each Lender copies of all information obtained in such regard without any representation or warranty as to its accuracy or completeness.

Notwithstanding the preceding sentence and except as may otherwise be agreed in writing, each of the Lenders agrees that the Agent has no obligation to ascertain the identity of the Borrower or any other Loan Party or any authorized signatories of the Borrower or any other Loan Party on behalf of any Lender, or to confirm the completeness or accuracy of any information it obtains from the Borrower or any other Loan Party or any such authorized signatory in doing so.

17.17 Lender Consent

(a)

Unanimity. Notwithstanding anything herein to the contrary and without limiting in any way the context of any provision in this Agreement requiring the consent, approval, action, agreement or waiver of all Lenders, the following matters will require the consent, approval, action, agreement or waiver, as the context requires, of all Lenders:

(i)	the reduction or forgiveness of any Obligations payable by any Loan Party under the Credit Facilities or under any of the Documents;

(ii)	the postponement or extension of any maturity date of any Obligations of any Loan Party to the Lenders or under any of the Documents;

(iii)

the release or discharge of the Security, or any part thereof, or any release of any Material Subsidiary from a guarantee unless, in each case, otherwise expressly permitted or provided in this Agreement, or any change in the ranking or priority of the Security;

(iv)	any change in the nature of Advances and Accommodations;

(v)	any waiver of the Events of Default described in Sections 14.1(a), 14.1(e), 14.1(f), or 14.1(p);

(vi)	any change to the covenants referred to in Sections 3.1, 3.2, 3.5, 3.8, 3.9, 3.11(a), 3.11(b), 3.11(c), 3.11(h), 3.12, 4.1, 4.2, 6.1, 6.2, 13.1(a), 13.2(g), 14.5, 14.6 and 17.4;

(vii)	any decrease in the applicable margins or fees set out in Section 3.10;

(viii)	any amendment to this Section 17.17(a);

(ix)	any change to the definition of “Majority Lenders”, “LIBOR Period”, “CDOR Period” or “Permitted Encumbrances”; and

(x)

any amendment to the Intercreditor Agreement that adversely affects either (A) the priority of the ranking of the Lender Secured Obligations, or the Liens in respect thereof, (B) the priority or order of any payments to be made by a Collateral Trustee or other party on behalf of the Lender Secured Parties following a realization event or otherwise, except in any such case to the extent related to the Operating Facility where only the consent, approval, action, agreement or waiver of the Operating Lender is required.

(b)

Majority Consent. Subject to Section 17.17(a), any waiver of or any amendment to any provision of the Documents and any action, consent or other determination in connection with the Documents will bind all of the Lenders if such waiver, amendment, action, consent or other determination is agreed to in writing by the Majority Lenders.

17.18 Departing Lenders

If a Lender: (i) is a Non-Agreeing Lender; (ii) is a Defaulting Lender; (iii) seeks Additional Compensation in accordance with Article 11; or (iv) refuses to give timely consent to an amendment, modification or waiver of this Agreement that, pursuant to Section 17.17, requires consent of all the Lenders (and the consent of the Majority Lenders has been given with respect thereto) (a “Non-Consenting Lender”) (collectively, the “Departing Lenders”), then the Borrower may either:

(a)

replace the Departing Lender with another financial institution acceptable to the Agent, acting reasonably, who purchases at par (or such lesser amount as may be agreed to by the Departing Lender) the Aggregate Principal Amount owing to the Departing Lender and such Lender’s entire Individual Commitment Amount and assumes the Departing Lender’s Individual Commitment Amount and all other obligations of the Departing Lender hereunder, provided that prior to or concurrently with such replacement:

(i)

the Departing Lender shall have received payment in full of all principal, interest, fees and other amounts through such date of replacement (or such lesser amount as may be agreed to by the Departing Lender) (including breakage and other costs in accordance with Sections 8.2 and 9.2, and, if such Lender is the Operating Lender, cash collateralization in full of any contingent obligations in respect of any outstanding Letters of Credit) and a release from any further obligations to make Advances under the Documents after the date of such replacement;

(ii)	the assignment fee required to be paid by Section 16.2 shall have been paid to the Agent;

(iii)

all of the requirements for such assignment contained in Section 16.2 shall have been satisfied, including the consent of the Agent and the receipt by the Agent of such agreements, documents and instruments as the Agent may reasonably require; and

(iv)

in the case of a Departing Lender who is a Non-Consenting Lender, (A) each assignee consents, at the time of such assignment, to each matter in respect of which such Non-Consenting Lender was a Non-Consenting Lender, and (B) the Borrower also requires each other Lender that is a Non-Consenting Lender to assign the Aggregate Principal Amount owing to it and its Individual Commitment Amount; or

(b)

elect to terminate the Departing Lender’s Individual Commitment Amount, in which case the Commitment Amount shall be reduced by an amount equal to the amount of any Individual Commitment Amount so cancelled (provided that prior to or concurrently with such cancellation the Departing Lender shall have received payment in full of all principal, interest, fees and other amounts through such date of cancellation (including breakage and other costs in accordance with Sections 8.2 and 9.2, and, in the event that the Departing Lender is the Operating Lender, cash collateralization in full of any contingent obligations in respect of any outstanding Letters of Credit then issued and outstanding by the Operating Lender) (or such lesser amount as may be agreed to by the Departing Lender) and a release from any further obligations to make Advances under the Documents after such termination).

17.19 Erroneous Payments By the Agent

(a)

If the Agent notifies a Lender or other Lender Secured Party, or any Person who has received funds on behalf of a Lender or other Lender Secured Party under or pursuant to any of the Lender Secured Documents (any such Lender, other Lender Secured Party or other recipient, a “Payment Recipient”) that the Agent has determined in its sole discretion (whether or not after receipt of any notice under immediately succeeding subparagraph (b)) that any funds received by such Payment Recipient from the Agent or any of its Affiliates were erroneously or mistakenly transmitted or paid to, or otherwise erroneously or mistakenly received by, such Payment Recipient (whether or not known to such Lender, other Lender Secured Party or other Payment Recipient on its behalf) (any such funds, whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise, individually and collectively, an “Erroneous Payment”) and demands the return of such Erroneous Payment (or a portion thereof), such Erroneous Payment shall at all times remain the property of the Agent and shall be segregated by the Payment Recipient and held in trust for the benefit of the Agent, and such Lender or other Lender Secured Party shall (or, with respect to any Payment Recipient who received such funds on its behalf, shall cause such Payment Recipient to) promptly, but in no event later than two Banking Days thereafter, return to the Agent the amount of any such Erroneous Payment (or portion thereof) as to which such a demand was made, in same day funds (in the currency so received), together with interest thereon in respect of each day from and including the date such Erroneous Payment (or portion thereof) was received by such Payment Recipient to the date such amount is repaid to the Agent in same day funds at the greater of (x) in respect of an Erroneous Payment in U.S. Dollars, the Federal Funds Rate and, in respect of an Erroneous Payment in Canadian Dollars or any other currency at a fluctuating rate per annum equal to the overnight rate at which Canadian Dollars or funds in the currency of such Erroneous Payment, as the case may be, may be borrowed by the Agent in the interbank market in an amount comparable to such Erroneous Payment (as determined by the Agent) and (y) a rate determined by the Agent in accordance with banking industry rules or prevailing market practice for interbank compensation from time to time in effect. A notice of the Agent to any Payment Recipient under this Section 17.19(a) shall be conclusive, absent manifest error.

(b)

Without limiting the immediately preceding Section 17.19(a), each Lender or other Lender Secured Party, or any Person who has received funds on behalf of a Lender or other Lender Secured Party under or pursuant to any of the Lender Secured Documents, hereby further agrees that if it receives a payment, prepayment or repayment (whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise) from the Agent (or any of its Affiliates) (x) that is in a different amount than, or on a different date from, that specified in a notice of payment, prepayment or repayment sent by the Agent (or any of its Affiliates) with respect to such payment, prepayment or repayment, (y) that was not preceded or accompanied by a notice of payment, prepayment or repayment sent by the Agent (or any of its Affiliates), or (z) that such Lender or Lender Secured Party, or other such recipient, otherwise becomes aware was transmitted, paid, or received, in error or by mistake (in whole or in part) in each case:

(i)

(A) in the case of immediately preceding clauses (x) or (y), an error shall be presumed to have been made (absent express written confirmation from the Agent to the contrary) or (B) an error has been made (in the case of immediately preceding clause (z)), in each case, with respect to such payment, prepayment or repayment; and

(ii)

such Lender or other Lender Secured Party shall (and shall cause any other recipient that receives funds on its respective behalf to) promptly (and, in all events, within one Banking Day of its knowledge of such error) notify the Agent of its receipt of such payment, prepayment or repayment, the details thereof (in reasonable detail) and that it is so notifying the Agent pursuant to this Section 17.19(b).

(c)

Each Lender or other Lender Secured Party hereby authorizes the Agent to set-off, net and apply any and all amounts at any time owing to such Lender or other Lender Secured Party under any Lender Secured Document, or otherwise payable or distributable by the Agent to such Lender or other Lender Secured Party from any source, against any amount due to the Agent under immediately preceding Section 17.19(a) or under the indemnification provisions of this Agreement.

(d)

In the event that an Erroneous Payment (or portion thereof) is not recovered by the Agent for any reason, after demand therefor by the Agent in accordance with the immediately preceding Section 17.19(a), from any Lender that has received such Erroneous Payment (or portion thereof) (and/or from any Payment Recipient who received such Erroneous Payment (or portion thereof) on its behalf) (such unrecovered amount, an “Erroneous Payment Return Deficiency”), upon the Agent’s notice to such Lender at any time, (i) such Lender shall be deemed to have assigned its Accommodations (but not any of its Individual Commitment Amounts) under any of the applicable Credit Facilities with respect to which such Erroneous Payment was made (the “Erroneous Payment Impacted Facilities”) in an amount equal to the Erroneous Payment Return Deficiency (or such lesser amount as the Agent may specify) (such assignment of the Accommodations (but not any of its Individual Commitment Amounts) of the Erroneous Payment Impacted Facilities, the “Erroneous Payment Deficiency Assignment”) at par plus any accrued and unpaid interest (with the assignment fee to be waived by the Agent in such instance), and is hereby (together with the Borrower) deemed to execute and deliver an Assignment Agreement with respect to such Erroneous Payment Deficiency Assignment, (ii) the Agent as the assignee Lender shall be deemed to acquire the Erroneous Payment Deficiency Assignment, (iii) upon such deemed acquisition, the Agent as the assignee Lender shall become a Lender hereunder with respect to such Erroneous Payment Deficiency Assignment and the assigning Lender shall cease to be a Lender hereunder with respect to such Erroneous Payment Deficiency Assignment, excluding, for the avoidance of doubt, its obligations under the indemnification provisions of this Agreement and any of its Individual Commitment Amounts which shall survive as to such assigning Lender and (iv) the Agent may reflect in its records its ownership interest in the Accommodations subject to the Erroneous Payment Deficiency Assignment. The Agent may, in its discretion, sell any Accommodations acquired pursuant to an Erroneous Payment Deficiency Assignment and, upon receipt of the proceeds of such sale, the Erroneous Payment Return Deficiency owing by the applicable Lender shall be reduced by the net proceeds of the sale of such Accommodations (or portion thereof), and the Agent shall retain all other rights, remedies and claims against such Lender (and/or against any recipient that receives funds on its respective behalf). For the avoidance of doubt, no Erroneous Payment Deficiency Assignment will reduce the Individual Commitment Amount of any Lender under any of the Credit Facilities and such Individual Commitment Amount under such Credit Facilities shall remain available in accordance with the terms of this Agreement. In addition, each Party hereto agrees that, except to the extent that the Agent has sold an Accommodation (or portion thereof) acquired pursuant to an Erroneous Payment Deficiency Assignment, and irrespective of whether the Agent may be equitably subrogated, the Agent shall be contractually subrogated to all the rights and interests of the applicable Lender or other Lender Secured Party under the applicable Lender Secured Documents with respect to each Erroneous Payment Return Deficiency (the “Erroneous Payment Subrogation Rights”).

(e)

The Parties hereto agree that an Erroneous Payment shall not pay, prepay, repay, discharge or otherwise satisfy any Lender Secured Obligations owed by the Borrower or any other Loan Party, except, in each case, to the extent such Erroneous Payment is, and solely with respect to the amount of such Erroneous Payment that is, comprised of funds received by the Agent from (i) the Borrower or any other Loan Party or (ii) the proceeds of realization from the enforcement of one or more of the Lender Secured Documents against or in respect of one or more of the Loan Parties, in each case, for the purpose of making such Erroneous Payment.

(f)

To the extent permitted by applicable Law, no Payment Recipient shall assert any right or claim to an Erroneous Payment, and hereby waives, and is deemed to waive, any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by the Agent for the return of any Erroneous Payment received, including waiver of any defense based on “discharge for value”, “good consideration” for the Erroneous Payment or change of position by such Payment Recipient, any defense that the intent of the Agent was that such Payment Recipient retain the Erroneous Payment in all events, or any doctrine or defense similar to any of the foregoing.

(g)

Each Party’s obligations, agreements and waivers under this Section 17.19 shall survive the resignation or replacement of the Agent, or any assignment or transfer of rights or obligations by, or the replacement of, a Lender or an Affiliate thereof the termination of the Commitments and/or the repayment, satisfaction or discharge of all Lender Secured Obligations (or any portion thereof) under any Lender Secured Document.

(h)	For purposes of this Section 17.19, each Lender:

(i)

agrees it is executing and delivering this Agreement with respect to this Section 17.19 both on its own behalf and as agent for and on behalf of its Affiliates referred to in this Section 17.19 and any Person receiving funds under or pursuant to any of the Lender Secured Documents on behalf of such Lender or any of such Affiliates;

(ii)

represents, warrants, covenants and agrees that its Affiliates referred to in this Section 17.19 and any Person receiving funds under or pursuant to any of the Lender Secured Documents on behalf of such Lender or any of such Affiliates are bound by the provisions of this Section 17.19; and

(iii)

agrees that any matter or thing done or omitted to be done by such Lender, its Affiliates, or any Person receiving funds under or pursuant to any of the Lender Secured Documents on behalf of such Lender or any of such Affiliates which are the subject of this Section 17.19 will be binding upon such Lender and each Lender does hereby indemnify and save the Agent and its Affiliates harmless from any and all losses, expenses, claims, demands or other liabilities of the Agent and its Affiliates resulting from the failure of such Lender, its Affiliates or such Persons to comply with their obligations under and in respect of this Section 17.19, in each case, in accordance with and subject to the limitations in Section 17.9.

ARTICLE 18

MISCELLANEOUS

18.1 Notices

Unless otherwise provided in the Documents, any notice, consent, determination, demand or other communication required or permitted to be given or made thereunder, will be in writing and will be sufficiently given or made if:

(a)	left at the relevant address set forth below; or

(b)	by facsimile or sent by other means of recorded electronic communication; and

(i)	if to the Agent, addressed to the Agent at:

Royal Bank of Canada

Agency Services Group

20 King Street West, 4th Floor

Toronto, Ontario M5H 1C4

Attention: Manager, Agency

Facsimile: [Redacted – Confidential]

Email: [Redacted – Confidential]

(ii)	if to the Operating Lender, addressed to the Operating Lender at:

Royal Bank of Canada

Global Loans Administration

20 King St W – 4th Floor

Toronto, Ontario M5H 1C4

Attention: Loan Administrator

Email: [Redacted – Confidential]

Facsimile: [Redacted – Confidential]

(iii)	if to any other Lender, at the address held on file by the Agent; and

(iv)	if to any Loan Party, addressed to any Loan Party at:

Obsidian Energy Ltd.

Suite 200, 207 – 9th Avenue SW

Calgary, Alberta T2P 1K3

Attention: Senior Vice President and Chief Financial Officer

Facsimile: [Redacted – Confidential]

(c)	The Parties each covenant to accept service of judicial proceedings arising under the Documents at its respective address set forth herein.

(d)

Any notice or other communication given or made in accordance with this Section 18.1 will be deemed to have been received on the day of delivery if delivered as aforesaid or on the day of receipt of same by facsimile or other recorded means of electronic communication, as the case may be, provided such day is a Banking Day and that such notice is received prior to 12:00 noon local time and, if such day is not a Banking Day or if notice is received after 12:00 noon local time, on the first Banking Day thereafter.

(e)	Each Party may change its address and facsimile number for purposes of this Section 18.1 by notice given in the manner provided in this Section 18.1 to the other Parties.

(f)	Any notice given under any of the Documents to the Agent will be deemed to also be given to and received by the Agent in its capacity as Lender.

18.2 Telephone Instructions

Any verbal instructions given by the Borrower in relation to this Agreement will be at the risk of the Borrower and neither the Agent nor the Lenders will have any liability for any error or omission in such verbal instructions or in the interpretation or execution thereof by the Agent or a Lender, as the case may be, provided that the Agent or Lender, as the case may be, acted without gross negligence in the circumstances. The Agent will notify the Borrower of any conflict or inconsistency between any written confirmation of such verbal instructions received from the Borrower and the said verbal advice as soon as practicable after the conflict or inconsistency becomes apparent to the Agent.

18.3 No Partnership, Joint Venture or Agency

Except as expressly provided for herein, the Parties agree that nothing contained in this Agreement nor the conduct of any Party will in any manner whatsoever constitute or be intended to constitute any Party as the agent or representative or fiduciary of any other Party nor constitute or be intended to constitute a partnership or joint venture among the Parties or any of them, but rather each Party will be separately responsible, liable and accountable for its own obligations under the Documents, or any conduct arising therefrom and for all claims, demands, actions and causes of action arising therefrom. The Parties agree that no Party will have the authority or represent that it has, or hold itself out as having, the authority to act for or assume any obligation or responsibility on behalf of any other Party, save and except as may be expressly provided for in this Agreement.

18.4 Judgment Currency

If, for the purposes of obtaining judgment in any court or any other related purpose hereunder, it is necessary to convert an amount due hereunder in the currency in which it is due (the “Original Currency”) into another currency (the “Second Currency”), the rate of exchange applicable will be the Spot Rate on the relevant date to purchase in Calgary, Alberta the Original Currency with the Second Currency and includes any premium and costs of exchange payable by the purchaser in connection with such purchase. Each Party (the “First Party”) agrees that its obligation in respect of any Original Currency due from it to another Party hereunder will, notwithstanding any judgment or payment in the Second Currency, be discharged only to the extent that on the Banking Day following the receipt of any sum so paid in the Second Currency, the other Parties may, in accordance with normal banking procedures, purchase in the Calgary, Alberta foreign exchange market the Original Currency with the amount of the Second Currency so paid; and if the amount of the Original Currency so purchased is less than the amount originally due in the Original Currency, the First Party agrees that the deficiency will be a separate and continuing obligation of it, independent from its obligations under this Agreement, and will constitute in favour of the other Parties a cause of action which will continue in full force and effect notwithstanding any such judgment, or order to the contrary, and the First Party agrees, notwithstanding any such payment or judgment, to indemnify the other Parties against any such loss or deficiency. The Borrower acknowledges and agrees that any indebtedness, obligations or liabilities it may incur or suffer under this Section 18.4 will form part of the Obligations and be secured by the Security. The Lenders through the Agent will pay to the Borrower the amount, if any, after netting out all amounts due by the Borrower under this Section 18.4 which the Lenders may realize in excess of what is owed to them by virtue of the conversion of the Original Currency into the Second Currency.

18.5 General Indemnity

In addition to any liability of the Borrower to the Lenders under any other provision hereof, the Borrower will and does hereby indemnify each Indemnified Party and hold each Indemnified Party harmless against any losses, claims, costs, damages or liabilities (including reasonable out-of-pocket expenses and reasonable legal fees on a solicitor and his own client full indemnity basis) incurred by the same as a result of or in connection with: (a) any cost or expense incurred by reason of the liquidation or re-deployment in whole or in part of deposits or other funds required by any Lender to fund any Advance or maintain any Accommodation as a result of the Borrower’s failure to complete a Drawdown or to make any payment, repayment or prepayment on the date required hereunder or specified by it in any notice given hereunder; (b) the Borrower’s failure to pay any other amount, including any interest or fees, due hereunder on its due date after the expiration of any applicable grace or notice periods; (c) the Borrower’s repayment or prepayment of a CDOR Rate Loan otherwise than on the last day of its CDOR Period; (d) the Borrower’s repayment or prepayment of a LIBOR Based Loan otherwise than on the last day of its LIBOR Period; (e) the Borrower’s failure to give any notice required to be given by it to the Agent or the Lenders hereunder; (f) the failure of any Loan Party to make any other payment due hereunder or under any of the other Documents; (g) the inaccuracy of any Loan Party’s representations and warranties contained in any Document; (h) any failure of any Loan Party to observe or fulfil its covenants under any Document; (i) the occurrence of any other Default or Event of Default; or (j) any use of the proceeds of the Credit Facilities, including to pay the purchase price of any acquisition; provided that this Section 18.5 will not apply to any losses, claims, costs, damages or liabilities that arise by reason of the gross negligence or wilful misconduct of the Indemnified Party claiming indemnity hereunder, as determined by a final, non-appealable judgment of a court of competent jurisdiction. The provisions of this Section 18.5 shall survive repayment of the Obligations of the Borrower under the Documents.

18.6 Environmental Indemnity

The Borrower hereby indemnifies and holds harmless each of the Agent and the Lenders, including their respective directors, officers, employees and agents (collectively, the “Indemnified Parties”), for any costs, losses, damages, expenses, judgments, suits, claims, awards, fines, sanctions and liabilities whatsoever (in this Section 18.6 collectively a “Claim”) suffered or incurred by an Indemnified Party, arising out of, or in respect of:

(a)

the Release of any Contaminant into the Environment from or into any property, owned, operated or controlled, directly or indirectly, by any Borrower Group Member or otherwise in which any Borrower Group Member or any Subsidiary thereof has an interest; and

(b)	the remedial action, if any, required to be taken by the Agent or the Lenders in respect of any such Release,

except in such cases where and to the extent that such Claims results from the gross negligence or wilful misconduct of any of the Indemnified Parties as determined by a final, non-appealable judgment of a court of component jurisdiction. This indemnity will survive repayment or cancellation of the Credit Facilities or any part thereof, including any termination of the other provisions of this Agreement. Other than for costs and expenses incurred by the Indemnified Parties for investigating, defending or denying a Claim or preparing any necessary environmental assessment report or other reports in connection with any Claim (the reasonable costs thereof to be paid forthwith by the Borrower on demand therefor), the Indemnified Parties will not request indemnification from the Borrower unless an Indemnified Party is required by Law, based on the advice of such Indemnified Party’s counsel, to honour a Claim or any part thereof. During the continuation of an Event of Default, the Indemnified Parties will be entitled, but not obligated, to negotiate any settlement of a Claim in consultation with the Borrower, and any such settlement will be binding on the Parties. The provisions of this Section 18.6 shall survive repayment of the Obligations of the Borrower under the Documents.

18.7 Expenses

The Borrower will pay or reimburse the Agent and the Lenders, as applicable, for all out-of-pocket expenses, including reasonable legal fees and disbursements (on a solicitor and his own client full indemnity basis, but not to exceed a single legal counsel in each applicable jurisdiction) and enforcement costs, incurred by the Agent and the Lenders, as applicable, in connection with the negotiation, preparation, execution and maintenance of the Documents and the enforcement of their rights and remedies under the Documents; provided that, in the event any Lender determines (in its sole discretion, acting in good faith) that a conflict of interest has or may exist between such Lender and the interests of one or more of the other Lenders, such Lender may, for the account of the Borrower (for certainty, without derogating from the right of any Lender to retain separate legal counsel for its own account), retain further, separate legal counsel to advise such Lender in respect of the matters giving rise to such conflict.

18.8 Further Assurances

The Borrower will, from time to time forthwith at the Agent’s request and at the Borrower’s own cost and expense (to the extent reasonable), do, make, execute and deliver, or cause to be done, made, executed and delivered, all such further documents, financing statements, financing change statements, assignments, acts, matters and things which may be reasonably required by the Agent with respect to the Credit Facilities, the Security or any part thereof and to give effect to any provision of the Documents.

18.9 Waiver of Law

To the extent legally permitted, the Borrower hereby irrevocably and absolutely waives the provisions of any applicable Law which may be inconsistent at any time with, or which may delay or limit in any way, the enforcement of the Documents in accordance with their terms.

18.10 Attornment and Waiver of Jury Trial

The Parties hereto do hereby irrevocably:

(a)

submit and attorn to the non-exclusive jurisdiction of the courts of the Province of Alberta for all matters arising out of or relating to the Documents or any of the transactions contemplated thereby; and

(b)

to the extent legally permitted, waive any right they may have to, or to apply for, trial by jury in connection with any matter, action, proceeding, claim or counterclaim arising out of or relating to the Documents or any of the transactions contemplated thereby.

18.11 Interest on Payments in Arrears

(a)	Except as otherwise provided in this Agreement, interest will be paid by the Parties as follows:

(i)

on amounts for which any Party has actually incurred an out-of-pocket expense and for which another Party has an obligation under the Documents to reimburse such amounts to the Party incurring the expenses, interest will be payable on such amount at the interest rate applicable to Canadian Prime Rate Loans plus 2% from and including the day on which the amount was incurred to but excluding the day on which the amount is reimbursed if, commencing on the date which is 3 Banking Days following a demand for payment of the amount in accordance with the terms of the Documents, such expense has not been paid; and

(ii)

on amounts payable by one Party to another Party under the Documents where such payment is in default but the non-payment of such amount has not required an actual out-of-pocket expense by the Party to whom such payment is due, at the interest rate applicable to Canadian Prime Rate Loans plus 2% from and including the day on which the payment was due to, but excluding the day on which the payment is made whether before or after judgment, but if such payment is a reimbursement by the Lenders to the Borrower for overpayment by it to the Lenders or is in respect of an inadvertent underpayment by the Agent, the Lenders or the Borrower to another Party (based on information provided by such other Party), such interest will only be calculated from the date which is 3 Banking Days following a demand for payment by the Party entitled to it.

(b)

All interest referred to in this Section 18.11 will be simple interest calculated daily on the basis of a 365-day year. For the purposes of the Interest Act (Canada), the annual rates of interest to which such rates are equivalent are the rates so determined multiplied by the actual number of days in a period of one year commencing on the first day of the period for which such interest is payable and divided by 365.

18.12 Payments Due on Banking Day

Whenever any payment hereunder will be due on a day other than a Banking Day, such payment will be made on the next succeeding Banking Day and such extension of time will in such case be included in the computation of payment of interest thereunder.

18.13 Acknowledgement and Consent to Bail-In of Affected Financial Institutions

Notwithstanding anything to the contrary in any Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any Affected Financial Institution arising under any Document, to the extent such liability is unsecured, may be subject to the Write-Down and Conversion Powers of the applicable Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a)

the application of any Write-Down and Conversion Powers by the applicable Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an Affected Financial Institution; and

(b)	the effects of any Bail-In Action on any such liability, including, if applicable:

(i)	a reduction in full or in part or cancellation of any such liability;

(ii)

a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such Affected Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Document; or

(iii)	the variation of the terms of such liability in connection with the exercise of the Write-Down and Conversion Powers of the applicable Resolution Authority.

18.14 Whole Agreement

This Agreement and the other Documents constitute the entire agreement between the Agent and the Lenders on one hand and the Borrower on the other hand, and cancels and supersedes any other agreements, undertakings, declarations, representations and warranties, written or verbal among all such Parties in respect of the subject matter of this Agreement.

18.15 Counterparts; Electronic Execution

This Agreement and each other Document may be executed in one or more counterparts (and by different parties hereto in different counterparts), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery by fax or other electronic transmission of an executed counterpart of a signature page to this Agreement and each other Document shall be effective as delivery of an original executed counterpart of this Agreement and such other Document. The words “execution,” “execute”, “signed,” “signature,” and words of like import in or related to any document to be signed in connection with this Agreement or any other Document shall be deemed to include electronic signatures, or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including, without limitation, as in provided Parts 2 and 3 of the Personal Information Protection and Electronic Documents Act (Canada), the Electronic Commerce Act, 2000 (Ontario), the Electronic Transactions Act (British Columbia), the Electronic Transactions Act (Alberta), or any other similar laws based on the Uniform Electronic Commerce Act of the Uniform Law Conference of Canada. The Agent may, in its discretion, require that any such documents and signatures executed electronically or delivered by fax or other electronic transmission be confirmed by a manually-signed original thereof; provided that the failure to request or deliver the same shall not limit the effectiveness of any document or signature executed electronically or delivered by fax or other electronic transmission.

[Remainder of Page Blank—Signature Pages Follow]

THIS AGREEMENT has been executed effective the date first written above.

OBSIDIAN ENERGY LTD., as Borrower

By:	“Peter D. Scott”
Peter D. Scott
Senior Vice President and Chief Financial Officer

[Amended and Restated Credit Agreement – Obsidian Energy Ltd.]

ROYAL BANK OF CANADA, as Agent

By:	(Signed)
Name:
Title:

By:	(Signed)
Name:
Title:

[Amended and Restated Credit Agreement – Obsidian Energy Ltd.]

ROYAL BANK OF CANADA, as Lender

By:	(Signed)
Name:
Title:

By:	(Signed)
Name:
Title:

[Amended and Restated Credit Agreement – Obsidian Energy Ltd.]

THE BANK OF NOVA SCOTIA, as Lender

By:	(Signed)
Name:
Title:

By:	(Signed)
Name:
Title:

[Amended and Restated Credit Agreement – Obsidian Energy Ltd.]

BANK OF MONTREAL, as Lender

By:	(Signed)
Name:
Title:

By:	(Signed)
Name:
Title:

[Amended and Restated Credit Agreement – Obsidian Energy Ltd.]

CANADIAN IMPERIAL BANK OF COMMERCE, as Lender

By:	(Signed)
Name:
Title:

By:	(Signed)
Name:
Title:

[Amended and Restated Credit Agreement – Obsidian Energy Ltd.]

EXPORT DEVELOPMENT CANADA, as Lender

By:	(Signed)
Name:
Title:

By:	(Signed)
Name:
Title:

[Amended and Restated Credit Agreement – Obsidian Energy Ltd.]

ATB FINANCIAL, as Lender

By:	(Signed)
Name:
Title:

By:	(Signed)
Name:
Title:

[Amended and Restated Credit Agreement – Obsidian Energy Ltd.]

FÉDÉRATION DES CAISSES DESJARDINS DU QUÉBEC, as Lender

By:	(Signed)
Name:
Title:

By:	(Signed)
Name:
Title:

[Amended and Restated Credit Agreement – Obsidian Energy Ltd.]

NATIONAL BANK OF CANADA, as Lender

By:	(Signed)
Name:
Title:

By:	(Signed)
Name:
Title:

[Amended and Restated Credit Agreement – Obsidian Energy Ltd.]

BUSINESS DEVELOPMENT BANK OF CANADA, as Lender

By:	(Signed)
Name:
Title:

By:	(Signed)
Name:
Title:

[Amended and Restated Credit Agreement – Obsidian Energy Ltd.]

SCHEDULE A

OBSIDIAN ENERGY LTD.

AMENDED AND RESTATED CREDIT AGREEMENT

MADE AS OF MARCH 26, 2021

DEFINITIONS

“Abandonment and Reclamation Report” means a report pertaining to the abandonment and reclamation obligations of the Loan Parties in respect of upstream oil and gas wells, facilities, and pipelines, segmented and in sufficient detail as requested by the Agent or any of the Lenders, acting reasonably which shall include: (a) the total number of such wells, categorized between active (producing) and inactive (non-producing) wells, and in each case, segregated between (i) operated and non-operated wells and (ii) gross and net wells; (b) abandonment and reclamation liability related to all such wells (expressed using uninflated and undiscounted values in nominal dollars), segregated between (i) active and inactive wells, (ii) operated and non-operated wells and (iii) gross and net wells; (c) abandonment and reclamation liabilities (expressed using uninflated and undiscounted values in nominal dollars) of the Loan Parties for active facilities and pipelines, inactive facilities and pipelines and sites requiring reclamation only; and (d) a list of third party operators for non-operated wells, facilities and pipelines of the Loan Parties (including gross number of wells, facilities and pipelines operated by each of them), but excluding any operators operating wells or pipelines comprising less than 5% of total net wells or 5% of pipelines, of the Loan Parties, respectively.

“Abandonment/Reclamation Order” means any abandonment, reclamation and/or non-compliance order or directive issued by an Energy Regulator which relates to any assets of any one or more of the Loan Parties.

“Accommodation” means an accommodation referred to in Section 3.9.

“Accounting Change” has the meaning attributed to it in Section 1.16(a).

“Accounting Change Notice” has the meaning attributed to it in Section 1.16(a).

“Acquire” means purchase, acquire, become the legal or beneficial owner or holder of (including by way of amalgamation, merger, consolidation, division of member interests, plan of arrangement, exchange or otherwise), lease, have assigned to, assume the obligations in respect of, or be granted or have created in favour of any of them any in rem right or interest in, to or against any property, assets, rights or interests.

“Additional Compensation” has the meaning attributed to it in Section 11.1(a).

“Administrative Body” means any domestic or foreign, national, federal, provincial, state, municipal or other local government or regulatory body and any division, agency, ministry, commission, board or authority or any quasi-governmental or private body exercising any statutory, regulatory, expropriation or taxing authority under the authority of any of the foregoing, and any domestic, foreign or international judicial, quasi-judicial, arbitration or administrative court, tribunal, commission, board or panel acting under the authority of any of the foregoing.

“Advance” means, with respect to a Drawdown, Rollover or Conversion:

(a)	in respect of Accommodations other than Letters of Credit, the disbursement or credit of funds to, or to the credit of, the Borrower; or

(b)	in respect of Letters of Credit, the issuance of Letters of Credit hereunder.

“Affected Financial Institution” means (a) any EEA Financial Institution or (b) any UK Financial Institution.

“Affiliate” means, in relation to any Person, any other Person or group of Persons acting in concert, directly or indirectly, that controls, is controlled by or is under common control with the first mentioned Person, and for the purposes of this definition and references in this Agreement to Affiliate, “control” means the possession, directly or indirectly, by such Person or group of Persons acting in concert of the power to direct or cause the direction of the management and policies of the first mentioned Person, whether through the ownership of Voting Securities or otherwise.

“After-Acquired Property” has the meaning attributed to it in Section 4.5.

“Agency Fee Letter” means the amended and restated agency fee agreement dated as of the Closing Date between the Agent and the Borrower, as amended, confirmed, replaced or restated from time to time.

“Agent” means initially RBC or any successor to RBC appointed as administrative agent pursuant to Section 17.10.

“Aggregate Average Daily Production” means, as at the end of a fiscal quarter of the Borrower, the aggregate average daily production (net of royalties) of Petroleum Substances from the Borrower Group Members’ P&NG Rights for such fiscal quarter of the Borrower (but after giving effect, on a pro forma basis, to acquisitions and Dispositions of P&NG Rights during such quarter).

“Aggregate Principal Amount” means, where the context so requires (a) the aggregate of the amount of principal outstanding from time to time under a Credit Facility, including the face amount of all Letters of Credit issued thereunder; (b) the aggregate of the amount of principal outstanding from time to time under the Borrowing Base Facilities, including the face amount of outstanding Letters of Credit issued thereunder; or (c) the aggregate of the amount of principal outstanding from time to time under all of the Credit Facilities, including the face amount of outstanding Letters of Credit issued thereunder.

“Agreement” means the agreement in writing dated the Closing Date between the Borrower, the Lenders and the Agent entitled “Amended and Restated Credit Agreement” inclusive of all Schedules, including this Schedule A, as amended, confirmed, replaced or restated from time to time and “hereto”, “hereof”, “herein”, “hereby” and “hereunder”, and similar expressions mean and refer to the Agreement and, unless the context otherwise requires, not to any particular Article, Section, paragraph or other subdivision thereof.

“Amended, Restated and Consolidated Note Purchase Agreement” means the amended, restated and consolidated note purchase agreement dated March 26, 2021 among the Borrower, as issuer, the other Loan Parties and the holders of the Existing Notes, as purchasers, which amends, restates and consolidates the existing note purchase agreements with respect to the Existing Notes as of the Closing Date.

“AML Legislation” has the meaning attributed to it in Section 17.16.

“Annual Budget” means, in respect of each fiscal year of the Borrower thereafter, the annual budget of the Borrower required to be delivered to the Agent pursuant to Section 13.1(e)(iii)(A), as amended, supplemented, replaced, updated or otherwise revised from time to time in accordance with Section 13.1(e)(iii)(B).

“Anti-Corruption Laws” means all laws concerning or relating to bribery or public corruption, including the Corruption of Foreign Public Officials Act (Canada), the UK Bribery Act, the FCPA and any similar laws currently in force or hereafter enacted (and including any regulations, rules, guidelines or orders thereunder) and, in any case, which are applicable to the Borrower, any Subsidiary, any Lender or Affiliate thereof, or the Agent.

“Applicable BB Commitment Increase Amount” has the meaning attributed to it in Section 3.5(b)(iii).

“Approved Fund” means any Fund that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.

“Assignment Agreement” means an assignment and assumption agreement whereby a financial institution becomes a Lender, substantially in the form of Schedule J, with the blanks completed.

“Available Cash Flow” means, for the Borrower on a consolidated basis (without duplication) for any period:

(a)	the aggregate consolidated revenue from operations (including all net proceeds of any Disposition) for such period: less

(b)	royalties and other contractual obligations, the payment of which and compliance with which are necessary to preserve and maintain its consolidated P&NG Rights for such period; and

(c)	its reasonable general, administrative, transportation and operating expenses for such period including debt service; and

(d)	Taxes and levies applicable to such period; and

(e)

any mandatory capital expenditure requirements as provided in the then most current independently prepared economic reserve and evaluation report applicable to the Loan Parties’ consolidated P&NG Rights; and

(f)	any other capital expenditures required to ensure safe operations consistent with industry standards to preserve and maintain its consolidated P&NG Rights; and

(g)	reasonable abandonment and reclamation costs and reserves maintain in respect thereof consistent with industry standards.

“Available Tenor” means, as of any date of determination and with respect to the then current Benchmark, as applicable, any tenor for such Benchmark or payment period for interest calculated with reference to such Benchmark, as applicable, that is or may be used for determining the length of a LIBOR Period pursuant to this Agreement as of such date and not including, for the avoidance of doubt, any tenor for such Benchmark that is then-removed from the definition of “LIBOR Period” pursuant to Section 8.3(e).

“Bail-In Action” means the exercise of any Write-Down and Conversion Powers by the applicable Resolution Authority in respect of any liability of an Affected Financial Institution.

“Bail-In Legislation” means:

(a)

with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law, regulation, rule or requirement for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule; and

(b)

with respect to the United Kingdom, Part I of the United Kingdom Banking Act 2009 (as amended from time to time) and any other law, regulation or rule applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their respective Affiliates (other than through liquidation, administration or other insolvency proceedings).

“Banking Day” means:

(a)

in respect of LIBOR Based Loans prior to the Benchmark Replacement Date and payments in connection therewith, a day (other than a Saturday or a Sunday) which is a day for trading by and between banks in deposits in the London interbank market and which is also a day on which banks are open for business in Calgary (Alberta), Toronto (Ontario), Montreal (Quebec) and New York (New York); and

(b)

for all other purposes, a day, other than a Saturday, Sunday or statutory holiday, on which banks are open for business in Calgary (Alberta), Montreal (Quebec), Toronto (Ontario) and, for transactions involving U.S. Dollars, New York (New York).

“Bankruptcy and Insolvency Act (Canada)” means the Bankruptcy and Insolvency Act, R.S.C. 1985, c. B-3, including the regulations made and, from time to time, in force under that Act.

“Basel III” means, collectively, the agreements on capital requirements, leverage ratios and liquidity standards contained in “Basel III: A global regulatory framework for more resilient banks and banking systems”, “Basel III: International framework for liquidity risk measurement, standards and monitoring” and “Guidance for national authorities operating the countercyclical capital buffer” published by the Basel Committee on Banking Supervision in December 2010, each as amended, modified, supplemented, reissued or replaced from time to time, and “Basel III: The liquidity coverage ratio and liquidity risk monitoring tools” published by the Basel Committee on Banking Supervision in January 2013, as amended, modified, supplemented, reissued or replaced from time to time.

“Basis Point” or “bps” means one one-hundredth of 1%.

“Benchmark” means, initially, LIBOR; provided that if a Benchmark Transition Event, a Term SOFR Transition Event or an Early Opt-in Election, as applicable, and its related Benchmark Replacement Date have occurred with respect to LIBOR or the then current Benchmark, then “Benchmark” means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to Section 8.3.

“Benchmark Replacement” means, for any Available Tenor, the first alternative set forth in the order below that can be determined by the Agent for the applicable Benchmark Replacement Date:

(a)	the sum of: (i) Term SOFR and (ii) the related Benchmark Replacement Adjustment;

(b)	the sum of: (i) Daily Simple SOFR and (ii) the related Benchmark Replacement Adjustment; and

(c)

the sum of: (i) the alternate benchmark rate that has been selected by the Agent and the Borrower as the replacement for the then current Benchmark for the applicable Corresponding Tenor giving due consideration to (A) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (B) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement for the then current Benchmark for United States Dollar-denominated syndicated credit facilities at such time and (ii) the related Benchmark Replacement Adjustment, provided that, in the case of subparagraph (a) above, such Unadjusted Benchmark Replacement is displayed on a screen or other information service that publishes such rate from time to time as selected by the Agent in its discretion, acting reasonably; provided further that, notwithstanding anything to the contrary in this Agreement or in any other Document, upon the occurrence of a Term SOFR Transition Event, and the delivery of a Term SOFR Notice, on the applicable Benchmark Replacement Date the “Benchmark Replacement” shall revert to and shall be deemed to be the sum of (i) Term SOFR and (ii) the related Benchmark Replacement Adjustment, as set forth in subparagraph (a) above (subject to the first proviso above). If the Benchmark Replacement as determined pursuant to subparagraph (a), (b) or (c) above would be less than the Floor, the Benchmark Replacement will be deemed to be the Floor for the purposes of this Agreement and the other Documents.

“Benchmark Replacement Adjustment” means, with respect to any replacement of the then current Benchmark with an Unadjusted Benchmark Replacement for any applicable LIBOR Period and Available Tenor for any setting of such Unadjusted Benchmark Replacement:

(a)	for purposes of subparagraphs (a) and (b) of the definition of “Benchmark Replacement”, the first alternative set forth in the order below that can be determined by the Agent:

(i)

the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) as of the Reference Time such Benchmark Replacement is first set for such LIBOR Period that has been selected or recommended by the Relevant Governmental Body for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for the applicable Corresponding Tenor; and

(ii)

the spread adjustment (which may be a positive or negative value or zero) as of the Reference Time such Benchmark Replacement is first set for such LIBOR Period that would apply to the fallback rate for a derivative transaction referencing the ISDA Definitions to be effective upon an index cessation event with respect to such Benchmark for the applicable Corresponding Tenor; and

(b)

for purposes of subparagraph (c) of the definition of “Benchmark Replacement”, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Agent and the Borrower for the applicable Corresponding Tenor giving due consideration to (i) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body on the applicable Benchmark Replacement Date or (ii) any evolving or then prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for United States Dollar-denominated syndicated credit facilities; provided that, in the case of subparagraph (a) above, such adjustment is displayed on a screen or other information service that publishes such Benchmark Replacement Adjustment from time to time as selected by the Agent in its discretion, acting reasonably.

“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “Banking Day”, the definition of “LIBOR”, the definition of “LIBOR Period”, timing and frequency of determining rates and making payments of interest, timing of Notice of Borrowing, Notice of Repayment, Notice of Conversion or Notice of Rollover, length of lookback periods, the applicability of breakage provisions, and other technical, administrative or operational matters) that the Agent decides may be appropriate to reflect the adoption and implementation of such Benchmark Replacement and to permit the administration thereof by the Agent in a manner substantially consistent with market practice (or, if the Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Agent determines that no market practice for the administration of such Benchmark Replacement exists, in such other manner of administration as the Agent decides is necessary, acting reasonably, in connection with the administration of this Agreement and the other Documents).

“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then current Benchmark:

(a)

in the case of subparagraph (a) or (b) of the definition of “Benchmark Transition Event”, the later of (i) the date of the public statement or publication of information referenced therein and (ii) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof);

(b)	in the case of subparagraph (c) of the definition of “Benchmark Transition Event”, the date of the public statement or publication of information referenced therein;

(c)	in the case of a Term SOFR Transition Event, the date that is thirty (30) days after the date a Term SOFR Notice is provided to the Lenders and the Borrower pursuant to Section 8.3(b); or

(d)

in the case of an Early Opt-in Election, the sixth (6th) Banking Day after the date notice of such Early Opt-in Election is provided to the Lenders, so long as the Agent has not received, by 5:00 p.m. (New York City time) on the fifth (5th) Banking Day after the date notice of such Early Opt-in Election is provided to the Lenders, written notice of objection to such Early Opt-in Election from the Majority Lenders.

For the avoidance of doubt, (i) if the event giving rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination and (ii) the “Benchmark Replacement Date” will be deemed to have occurred in the case of subparagraph (a) or (b) above with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then current Available Tenors of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then current Benchmark:

(a)

a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof);

(b)

a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Federal Reserve System, the Federal Reserve Bank of New York, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); or

(c)

a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that all Available Tenors of such Benchmark (or such component thereof) are no longer representative.

For the avoidance of doubt, a “Benchmark Transition Event” will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then current Available Tenor of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Unavailability Period” means the period (if any) (a) beginning at the time that a Benchmark Replacement Date pursuant to subparagraph (a) or (b) of that definition has occurred if, at such time, no Benchmark Replacement has replaced the then current Benchmark for all purposes hereunder and under any other Document in accordance with Section 8.3 and (b) ending at the time that a Benchmark Replacement has replaced the then current Benchmark for all purposes hereunder and under any other Document in accordance with Section 8.3.

“BHC Act Affiliate” of a party means an “affiliate” (as such term is defined under, and interpreted in accordance with, 12 U.S.C. 1841(k)) of such party.

“Borrower” means Obsidian Energy Ltd., and its successors and permitted assigns.

“Borrower Group Members” means, collectively, the Loan Parties and PROP and “Borrower Group Member” means any of them.

“Borrower’s Account” means one or more current accounts maintained by the Borrower at a branch of the Agent or such other account as may be agreed to by the Agent and the Borrower.

“Borrower’s Counsel” means Bennett Jones LLP or another barrister or solicitor or firm of barristers and solicitors or other lawyers in an appropriate jurisdiction retained by the Loan Parties and acceptable to the Agent, acting reasonably.

“Borrowing Base” means, initially, the amount set forth in Section 3.11(a), and, thereafter, the amount determined or redetermined by the Lenders, each in their absolute discretion, from time to time in accordance with Article 3, taking into consideration such factors as each Lender determines relevant, including the estimated future net revenue after income tax from the oil and gas properties and royalty interests of the Borrower Group Members from time to time (in each case, after taking into account any Hedging Agreements to which any Loan Party is a party, and any royalties or other burdens applicable to such oil and gas properties) using the independently and internally prepared reserve and economic evaluation reports to be provided by the Borrower hereunder and each Lender’s then current projections of oil and gas prices and direct operating and capital costs and other assumptions affecting such estimated future net revenue in accordance with its customary practice for similar loans.

“Borrowing Base Determination” has the meaning attributed to it in Section 3.11(b).

“Borrowing Base Facilities” means, collectively, the Operating Facility and the Tranche A Facility, and “Borrowing Base Facility” means any of them..

“Borrowing Base Facilities Commitment Amount” means, the aggregate of the Operating Facility Commitment Amount and the Tranche A Facility Commitment Amount.

“Borrowing Base Lenders” means, collectively, the Operating Lender and the Tranche A Facility Lenders.

“Borrowing Base Properties” means the oil and gas reserves and related properties and facilities of the Borrower Group Members which are given lending value by the Lenders, each in their absolute discretion, from time to time in the determination of the Borrowing Base and are identified as such, from time to time, to the Borrower by the Agent in accordance with Section 3.11.

“Borrowing Base Shortfall” means at any time, that amount, if any, by which (a) the sum of the Canadian Dollar Exchange Equivalent of the Aggregate Principal Amount under the Borrowing Base Facilities, exceeds (b) the Borrowing Base.

“Business Corporations Act (Alberta)” means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended, including the regulations made, from time to time, under that Act.

“Canadian Dollar Exchange Equivalent” means with reference to Canadian Dollars, the amount thereof expressed in Canadian Dollars, and with reference to any amount (the “Original Amount”) expressed in any other currency (the “Other Currency”), the amount expressed in Canadian Dollars on the date when such amount is being determined as herein provided, required to purchase the Original Amount of the Other Currency at the Spot Rate on the Banking Day immediately preceding the date such conversion is to be made.

“Canadian Dollars” or “Canadian $” or “Cdn. $” or “$” each means such currency of Canada which, as at the time of payment or determination, is legal tender in Canada for the payment of public or private debts.

“Canadian Prime Rate” means for any day, the greater of:

(a)

the rate of interest per annum established from time to time by the Agent, including on behalf of the Operating Lender, as the reference rate of interest for the determination of interest rates that the Agent will charge to customers in Canada for Canadian Dollar demand loan; and

(b)	the One Month CDOR Rate plus 1.00% per annum,

provided that (i) if both such rates are equal or if such one month bankers’ acceptance rate is unavailable for any reason on any date of determination, then the “Canadian Prime Rate” shall be the rate specified in subparagraph (a) above and (ii) if the rate determined as aforesaid shall ever be less than zero, such rate shall be deemed to be zero for purposes of this Agreement.

“Canadian Prime Rate Loan” means an Advance in Canadian Dollars which bears interest at a rate based on the Canadian Prime Rate (including, for certainty, Advances in Canadian Dollars made by way of overdraft Drawdowns under the Operating Facility).

“Capital Adequacy Requirements” means the guideline dated January 2017, entitled “Capital Adequacy Requirements (CAR)” issued by OSFI and all other guidelines or requirements relating to capital adequacy issued by OSFI or any other Administrative Body regulating or having jurisdiction with respect to any Lender, as amended, modified, supplemented, reissued or replaced from time to time.

“Cash Equivalents” means, without duplication, as to any Person:

(a)	Canadian Dollars or U.S. Dollars;

(b)	securities issued by or directly and fully guaranteed or insured by a government or any agency or instrumentality thereof;

(c)	certificates of deposit, guaranteed investment certificates and time deposits, bankers’ acceptances or bearer deposit notes and overnight bank deposits;

(d)	repurchase obligations for underlying securities of the types described in subparagraphs (b) and (c) above entered into with any financial institution;

(e)	commercial paper; and

(f)	money market funds,

and anything similar to any of the foregoing in the discretion of the Agent, acting reasonably.

“Cash Management Arrangements” means any arrangement entered into or to be entered into by some or all of the Loan Parties with any Lender for the purpose of Cash Management Services.

“Cash Management Documents” means, collectively, all agreements, instruments and other documents which evidence, establish, govern or relate to any or all of the Cash Management Arrangements.

“Cash Management Obligations” means any and all Obligations under, resulting from or in connection with any Cash Management Arrangements and the provision of Cash Management Services by a Lender.

“Cash Management Services” means any and all facilities or services related to cash management, including treasury, depository, overdraft, credit or debit card, purchase card, electronic funds transfer, wire transfer, spot foreign exchange transaction, treasury management services, netting services, cash pooling services and any arrangements or services similar to any of the foregoing and/or otherwise in connection with cash management and deposit accounts and commercial credit card and merchant card services provided to the Borrower and the other Loan Parties by any Lender.

“CDOR Discontinuation Date” has the meaning set out in Section 9.4(a).

“CDOR Period” means a period of 1 month (subject to market availability), or such other period as may be selected by the Borrower and agreed to by all of the Lenders (in their sole discretion).

“CDOR Rate” means, for any CDOR Period:

(a)

the per annum rate of interest which is the rate determined as being the arithmetic average of the annual yield rates applicable to Canadian Dollar bankers’ acceptances for a term comparable to such CDOR Period displayed on the “Refinitiv Screen Canadian Dollar Offered Rate (CDOR) Page” (or any display substituted therefor) of Reuters Monitor Money Rates Service (or any successor thereto or Affiliate thereof) as at approximately 10:00 a.m. (Toronto time) on the first day of such CDOR Period, or if such day is not a Banking Day, then on the immediately preceding Banking Day (as adjusted by the Agent in good faith after 10:00 a.m. (Toronto time) to reflect any error in a posted rate or in the posted average annual rate); and

(b)

if the rate in subparagraph (a) above does not appear on such “Refinitiv Screen Canadian Dollar Offered Rate (CDOR) Page” or is not otherwise available for any reason, then the CDOR Rate, on any day, shall be the discount rate quoted by the Agent (determined as of 10:00 a.m. (Toronto time) on such day) which would be applicable in respect of an issue of bankers’ acceptances in a comparable amount and with comparable maturity dates to such CDOR Period and CDOR Rate Loan, or if such day is not a Banking Day, then on the immediately preceding Banking Day, provided that, if the CDOR Rate would otherwise be less than zero, the CDOR Rate shall instead be deemed for all purposes of this Agreement to be zero.

“CDOR Rate Loan” means an Advance in Canadian Dollars which bears interest at a rate based on the CDOR Rate.

“CFR” means the Code of Federal Regulations (United States).

“Change of Control” means if, after the Closing Date, any Person, other than a Loan Party, acquires, directly or indirectly, alone or in concert with other Persons, over a period of time or at any one time, Voting Securities in the capital of the Borrower aggregating in excess of 30% of all of the then issued and outstanding Voting Securities of the Borrower.

“CIBC” means Canadian Imperial Bank of Commerce.

“Claim” has the meaning attributed to it in Section 18.6.

“Closing Cash Flow Projection” means the written report delivered by the Borrower to the Agent summarizing (on a month by month basis) the Loan Parties’ cash flow, cash requirement projection and budget for March, 2021 through to and including April, 2022, such report to be in form and substance satisfactory to the Lenders, acting reasonably, which shall be extended following discussions among the Borrower, the Borrower’s financial advisor and the Financial Advisor to include months falling after April, 2022.

“Closing Certificate” means the certificate of each Loan Party dated as of the Closing Date, which officer’s certificate shall include, among other things, certified copies of constating documents, certified copies of applicable resolutions and incumbency, a certified copy of the Amended, Restated and Consolidated Note Purchase Agreement (as required pursuant to Section 2.1(c)), and will otherwise each be in a form acceptable to the Lenders, acting reasonably.

“Closing Date” means: (a) the date on which all conditions precedent set forth in Section 2.1 are satisfied or waived or (b) such other date as may be agreed upon in writing between the Borrower and the Lenders.

“Closing Opinion” means the opinion of the Borrower’s Counsel dated as of the Closing Date addressed to the Agent, the Lenders and their legal counsel, in form and substance satisfactory to the Agent, acting reasonably.

“Collateral Trustee” means any Person that, from time to time, serves as the collateral agent pursuant to the Intercreditor Agreement and as of the date hereof is Computershare Trust Company of Canada.

“Commitment Amount” means the aggregate of the Tranche A Facility Commitment Amount, the Tranche B Facility Commitment Amount and the Operating Facility Commitment Amount, as such amount may be changed from time to time as provided for herein.

“Commodity Exchange Act” means the Commodity Exchange Act (7 U.S.C. § 1 et seq.).

“Commodity Swap Contracts” has the meaning attributed to it in Section 13.2(d).

“Companies’ Creditors Arrangement Act (Canada)” means the Companies’ Creditors Arrangement Act, R.S.C. 1985, c. C-36, including the regulations made and, from time to time, in force under that Act.

“Compliance Certificate” means the certificate of the Borrower substantially in the form of Schedule I, with the blanks completed.

“Consolidated Tangible Assets” means, with respect to the Borrower, the book value of its capital assets, net of any accumulated depreciation, intangible assets and minority interests, as shown on the consolidated balance sheet of the Borrower determined in accordance with GAAP.

“Consolidated Total Debt” means all Debt of the Borrower which, in accordance with GAAP, would be recorded in the Borrower’s financial statements (including the notes thereto).

“Contaminants” means those substances, pollutants, wastes and special wastes which are defined as contaminants, hazardous, toxic, or a threat to public health or to the Environment under any applicable Environmental Law, including any radioactive materials, urea formaldehyde foam insulation, asbestos or polychlorinated biphenyls (PCB’s), and “Contaminant” means any one of them.

“Contributing Lender” has the meaning attributed to it in Section 5.7(b).

“Conversion” means in relation to an Advance, a conversion of an Accommodation into another type of Accommodation made pursuant to the Agreement; provided that, subject to Section 5.4, the conversion of an Accommodation denominated in one currency to an Accommodation denominated in another currency shall be effected by (a) repayment of the Accommodation or portion thereof being converted in the currency in which it was denominated and (b) re-advance to the Borrower of a new Accommodation into which such conversion was made.

“Corresponding Tenor” with respect to any Available Tenor means, as applicable, either a tenor (including overnight) or an interest payment period having approximately the same length (disregarding business day adjustment) as such Available Tenor.

“Covered Entity” means any of the following:

(a)	a “covered entity” as that term is defined in, and interpreted in accordance with, 12 CFR § 252.82(b);

(b)	a “covered bank” as that term is defined in, and interpreted in accordance with, 12 CFR § 47.3(b); or

(c)	a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 CFR § 382.2(b).

“Covered Party” has the meaning set out in Section 4.10(b).

“Credit Facilities” means, collectively, the Operating Facility, the Tranche A Facility and the Tranche B Facility, and “Credit Facility” means any of them.

“Criminal Code (Canada)” means the Criminal Code, R.S.C. 1985, c. C-46, including the regulations made and, from time to time, in force under that Act.

“Daily Simple SOFR” means, for any day, SOFR, with the conventions for this rate (which will include a lookback) being established by the Agent in accordance with the conventions for this rate selected or recommended by the Relevant Governmental Body for determining “Daily Simple SOFR” for syndicated business loans; provided that, if the Agent decides that any such convention is not administratively feasible for the Agent, then the Agent may establish another convention in its discretion, acting reasonably.

“Debt” means all obligations, liabilities and indebtedness of the Borrower and its Subsidiaries which would, in accordance with GAAP, be classified upon a consolidated balance sheet of the Borrower as indebtedness for borrowed money of the Borrower and its Subsidiaries and, whether or not so classified, shall include (without duplication and on a consolidated basis):

(a)	indebtedness of the Borrower and its Subsidiaries for borrowed money;

(b)	all other liabilities of the Borrower and its Subsidiaries represented or evidenced by a note, bond, debenture or other evidence of indebtedness;

(c)

obligations of the Borrower and its Subsidiaries arising pursuant to bankers’ acceptance facilities and commercial paper programs, and under letters of credit, letters of guarantee and similar instruments (supporting obligations which would otherwise constitute Debt within the meaning of this definition) or indemnities issued in connection therewith;

(d)

obligations of the Borrower and its Subsidiaries under guarantees, indemnities, assurances, legally binding comfort letters or other contingent obligations relating to the indebtedness of any other Person or the obligations of any other Person which would otherwise constitute Debt within the meaning of this definition, and all other obligations incurred for the purpose of, or having the effect of, providing financial assistance to another Person in respect of such indebtedness or such other Debt obligations of such other Person, including endorsements of bills of exchange (other than for collection or deposit in the ordinary course of business);

(e)	all obligations of any other Person which are secured by a Lien on any of the assets of any of the Borrower and its Subsidiaries; and

(f)

all indebtedness of the Borrower and its Subsidiaries representing the deferred purchase price of any property or services to the extent that such indebtedness is or remains unpaid for a period of greater than 90 days, and all obligations of the Borrower and its Subsidiaries created or arising under any conditional sales agreement or other title retention agreement (but excluding operating leases) or any capital lease, provided that, for greater certainty, Debt shall not include (a) reserves for deferred taxes or general contingencies; (b) trade accounts payable and accrued liabilities incurred in the ordinary course of business; (c) any amounts in respect of Hedging Agreements other than realized losses under any Hedging Agreement that are due and owing (to the extent such losses would otherwise constitute Debt within the meaning of this definition; or (d) any loans resulting from credit support in the form of cash provided to a Loan Party by or on behalf of any counterparty to a Hedging Agreement as credit support for such Hedging Agreement).

“Default” means any event or condition which, with the giving of notice, lapse of time or upon a declaration or determination being made (or any combination thereof), would constitute an Event of Default.

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

“Defaulting Lender” means any Lender:

(a)	that is a Non-Paying Lender;

(b)

that has failed to fund any payment or its portion of any Advances required to be made by it hereunder or to purchase any participation required to be purchased by it hereunder and under the other Loan Documents within two Banking Days of the date when due;

(c)

that has notified the Borrower, the Agent or any Lender (verbally or in writing) that it does not intend to or is unable to comply with any of its funding obligations under this Agreement or has made a public statement to that effect or to the effect that it does not intend to or is unable to fund advances generally under credit arrangements to which it is a party;

(d)

that has failed, within three Banking Days after written request by the Borrower or the Agent, to confirm in writing to the Agent and the Borrower that it will comply with the terms of this Agreement relating to its obligations to fund prospective Advances (for certainty, unless and until such Lender has provided such written confirmation);

(e)

that has otherwise failed to pay over to the Agent or any other Lender any other amount required to be paid by it hereunder within three Banking Days of the date when due, unless the subject of a good faith dispute;

(f)	respect of which a Lender Insolvency Event or a Lender Distress Event has occurred in respect of such Lender or its Lender Parent;

(g)	that has, or has a Lender Parent that has, become the subject of a Bail-In Action; or

(h)	that is generally in default of its obligations under other existing credit or loan documentation under which it has commitments to extend credit.

“Departing Lender” has the meaning attributed to it in Section 17.18.

“Director” means a director of a corporation and reference to action by the directors or board of directors when used with respect to a corporation means action by the directors of such corporation as a board or, whenever duly empowered, by an executive committee or any other duly authorized committee of the board.

“Disposition” means a sale, transfer, lease, assignment or other disposition of, or the grant or creation of an in rem right or interest in, to or against, any property or assets (and including, for certainty, the grant or creation of any gross overriding royalty or other right or interest in, to or against any P&NG Rights which is or purports to be an interest in land), and “Dispose” shall have a correlative meaning thereto.

“Distribution” means any:

(a)

declaration, payment or setting aside for payment of any dividend or other distribution on or in respect of any shares, units or other ownership interests of any class in the capital of a Loan Party (including (i) any thereof acquired through the exercise of warrants or rights of conversion, exchange or purchase and (ii) any return of capital);

(b)

redemption, retraction, purchase, defeasance, discharge or other acquisition or retirement, in whole or in part, of any shares, units or other ownership interests of any class in the capital of a Loan Party (including any thereof acquired through the exercise of warrants or rights of conversion, exchange or purchase);

(c)

payment or discharge of any principal, interest, fees or other amounts in whole or in part, of any Debt of a Loan Party (including any Debt incurred or assumed by a Loan Party pursuant to a capital lease or operating lease);

to (in the case of paragraphs (a) and (c) of this definition) or by or from (in the case of paragraph (b) of this definition) any shareholder or unitholder or any Affiliate of a shareholder or unitholder of a Loan Party (other than a Lender), whether made or paid in or for cash, property (other than equity interests in the distributing Loan Party) or both, or

(d)	Disposition of any property for consideration of less than fair market value by a Loan Party to any shareholder or unitholder or to any Affiliate of a shareholder or unitholder of a Loan Party.

“Documents” means the Agreement and any other instruments or agreement entered into by the Parties relating to the Credit Facilities, including the Intercreditor Agreement, the Security and any document or agreement resulting from the operation of Section 4.1, but excluding any Hedging Agreement.

“Drawdown” means a borrowing or credit of funds by way of Advances, other than an Advance by way of Rollover or Conversion.

“Drawdown Date” means the date specified in a Notice of Borrowing as the date on which a Drawdown will occur and which date will be a Banking Day.

“EBITDA” of the Borrower on a consolidated basis for any period and without duplication, the aggregate of the net income of the Borrower for any such period determined in accordance with GAAP, but after deducting any such net income attributable to minority interests,

(a)	plus, to the extent deducted in the determination thereof, the sum of:

(i)	depreciation, depletion, amortization and accretion;

(ii)	Interest Expense;

(iii)	all provisions for any federal, provincial or other income or capital taxes;

(iv)

the non-cash amounts (including non-cash losses) relating to foreign exchange transactions, hedging transactions, stock-based compensation expense, and deferred non-cash taxes, and any other non-cash amounts which are added back in accordance with GAAP in the statement of cash flows of the Borrower;

(v)	any foreign exchange losses resulting from the repayment of the Existing Notes;

(vi)	any cash losses relating to foreign exchange transaction entered into in connection with the Existing Notes; and

(vii)	any extraordinary or nonrecurring losses; and

(b)	minus, to the extent added in the determination thereof, the sum of:

(i)	all non-cash amounts such as non-cash income and unrealized gains relating to hedging transactions;

(ii)	any foreign exchange gains resulting from the repayment of the Existing Notes;

(iii)	any cash gains relating to foreign exchange transaction entered into in connection with the Existing Notes; and

(iv)	any extraordinary or nonrecurring gains;

adjusted on a pro forma basis to reflect material acquisitions and Dispositions by a Loan Party in a manner satisfactory to the Agent, acting reasonably.

“Early Opt-in Election” means, if the then current Benchmark is LIBOR, the occurrence of:

(a)

a notification by the Agent to (or the request by the Borrower to the Agent to notify) each of the other parties hereto that at least five currently outstanding United States Dollar-denominated syndicated credit facilities at such time contain (as a result of amendment or as originally executed) a SOFR-based rate (including SOFR, a term SOFR or any other rate based upon SOFR) as a benchmark rate (and such syndicated credit facilities are identified in such notice and are publicly available for review); and

(b)	the joint election by the Agent and the Borrower to trigger a fallback from LIBOR and the provision by the Agent of written notice of such election to the Lenders.

“EEA Financial Institution” means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in subparagraph (a) of this definition, or (c) any institution established in an EEA Member Country which is a subsidiary of an institution described in subparagraphs (a) or (b) of this definition and is subject to consolidated supervision with its parent.

“EEA Member Country” means any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

“EEA Resolution Authority” means any public administrative authority or any Person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

“Energy Regulator” means (a) with respect to Alberta, the Alberta Energy Regulator, (b) with respect to British Columbia, the BC Oil and Gas Commission, (c) with respect to Saskatchewan, the Saskatchewan Ministry of Energy and Resources, and (d) with respect to any other Material Jurisdiction, the regulatory body with responsibility for the oversight of environmental matters in the oil and gas industry in such jurisdiction; and in each case, together with any successor or replacement agency, department, ministry or commission thereto.

“Environment” means all components of the earth, including all layers of the atmosphere, air, land (including all underground spaces and cavities and all lands submerged under water), soil, water (including surface and underground water), organic and inorganic matter and living organisms, and the interacting natural systems that include the components referred to in this definition.

“Environmental Certificate” means the certificate of the Borrower substantially in the form of Schedule C, with the blanks completed.

“Environmental Law” means any Law relating, in whole or in part, to the protection or enhancement of the Environment, including occupational safety, product liability, public health, public safety and transportation or handling of dangerous goods.

“EPPA” means the Employment Pension Plans Act, R.S.A. 2000, c E-8, including the regulations made and, from time to time, in force.

“Erroneous Payment” has the meaning assigned to it in Section 17.19(a).

“Erroneous Payment Deficiency Assignment” has the meaning assigned to it in Section 17.19(d).

“Erroneous Payment Impacted Facilities” has the meaning assigned to it in Section 17.19(d).

“Erroneous Payment Return Deficiency” has the meaning assigned to it in Section 17.19(d).

“Erroneous Payment Subrogation Rights” has the meaning assigned to it in Section 17.19(d).

“EU Bail-In Legislation Schedule” means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor Person), as in effect from time to time.

“Event of Default” means an event specified in Section 14.1.

“Excess” has the meaning attributed to it in Section 5.9(a).

“Excess Cash” means any cash or Cash Equivalents of the Borrower and its Subsidiaries that, in aggregate, is in excess of [Redacted – Confidential] (or the Canadian Dollar Exchange Equivalent thereof) at any time, but excluding therefrom any cash or Cash Equivalents which are Excluded Deposits/Amounts.

“Exchange Rate Swap Contracts” has the meaning attributed to it in Section 13.2(b).

“Excluded Deposits/Amounts” means cash or Cash Equivalents:

(a)	held in escrow pursuant to an offering of subscription receipts (or similar equity offering) by the Borrower which have not yet been released from escrow in accordance with the terms of such offering;

(b)	in amounts required by applicable Law to be on deposit for the purposes of satisfying abandonment, reclamation and similar obligations;

(c)

held by arm’s length third parties representing deposits, trust funds or other amounts payable by one or more arm’s length third parties to the Borrower or any Subsidiary, in each case, which are not then releasable to the Borrower or such Subsidiary and which cannot be paid or transferred on the direction of the Borrower or a Subsidiary;

(d)	held by the Agent as cash collateral in respect of any CDOR Rate Loans, LIBOR Based Loans or Letters of Credit;

(e)	received by any Loan Party as credit support for any counterparty to a Hedging Agreement; or

(f)	which the Lenders (acting reasonably) have previously agreed in writing shall constitute Excluded Deposits/Amounts for all purposes hereof.

“Excluded Equity Issues” means equity securities issued:

(a)	by the Borrower in connection with non-cash, stock-based compensation to directors, officers and employees of the Borrower or any other Loan Party;

(b)	by one Loan Party to another Loan Party; and

(c)	by the Borrower to finance the acquisition by any Loan Party of the partnership interests of PROP held by any Person that is not a Loan Party.

“Excluded Taxes” means, with respect to the Agent, any Lender or any other recipient of any payment to be made by or on account of any obligation of the Borrower hereunder,

(a)

taxes imposed on or measured by its overall net income (however determined or denominated), and franchise taxes imposed on it (including franchise taxes in lieu of net income taxes), by the jurisdiction (or any political subdivision thereof) under the laws of which such recipient is organized or in which its principal office is located or, in the case of any Lender, in which its applicable lending office is located;

(b)	any branch profits taxes or any similar tax imposed by any other jurisdiction in which the Borrower is located or otherwise has a physical presence or some present or former connection;

(c)

in the case of a Foreign Lender, any withholding tax that is imposed on amounts payable to such Foreign Lender at the time such Foreign Lender becomes a Lender hereunder or is attributable to such Foreign Lender’s failure or inability to comply with Section 11.5(c), except to the extent that such Foreign Lender was entitled at the time of assignment to receive additional amounts from a Loan Party with respect to such withholding tax pursuant to Section 11.5(a);

(d)

any U.S. federal withholding taxes imposed under FATCA, and any Taxes or penalties arising from a Lender’s failure to properly comply with such Lender’s obligations imposed under the Canada-United States Enhanced Tax Information Exchange Agreement Implementation Act (Canada) or the similar provisions of legislation of any other jurisdiction that has entered into an agreement with the United States of America to provide for the implementation of FATCA-based reporting in that jurisdiction;

(e)	any withholding taxes payable as a result of a Lender not dealing at arm’s length with a Loan Party within the meaning of the Income Tax Act (Canada); and

(f)

taxes payable as a result of a Lender being a specified non-resident shareholder of a Loan Party or a non-resident person who does not deal at arm’s length with a specified shareholder of a Loan Party, both for the purposes of subsection 18(5) of the Income Tax Act (Canada).

“Existing Credit Agreement” means the credit agreement dated as of May 6, 2014, as amended and restated pursuant to the amended and restated credit agreement dated as of May 18, 2017 between the Borrower, the lenders party thereto, and RBC, as agent, as amended, supplemented and otherwise modified to the date hereof.

“Existing LCs” has the meaning attributed to it in Section 10.6.

“Existing LC Return Event” has the meaning attributed to it in Section 10.6.

“Existing Notes” means, collectively, the outstanding (a) 8.52% Series G Senior Guaranteed Notes due November 30, 2022 (with an aggregate principal amount of U.S.$4,045,602 outstanding as of the Closing Date); (b) 7.97% Series S Senior Guaranteed Notes due November 30, 2022 (with an aggregate principal amount of U.S.$9,774,279 outstanding as of the Closing Date); (c) 7.00% Series X Senior Guaranteed Notes due November 30, 2022 (with an aggregate principal amount of U.S.$13,282,666 outstanding as of the Closing Date); (d) 7.10% Series Y Senior Guaranteed Notes due November 30, 2022 (with an aggregate principal amount of U.S.$5,825,667 outstanding as of the Closing Date); (e) 7.35% Series Z Senior Guaranteed Notes due November 30, 2022 (with an aggregate principal amount of U.S.$2,131,750 outstanding as of the Closing Date); and (f) 6.91% Series EE Senior Guaranteed Notes due November 30, 2022 (with an aggregate principal amount of U.S.$12,298,630 outstanding as of the Closing Date).

“FATCA” means Sections 1471 through 1474 of the Internal Revenue Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof and any agreements entered into pursuant to Section 1471(b)(1) of the Internal Revenue Code.

“FCPA” means the Foreign Corrupt Practices Act of 1977 (United States), including any subordinate legislation thereunder.

“Federal Funds Rate” means, for any day, the rate of interest per annum equal to (a) the weighted average (rounded upwards, if necessary, to the next 1/100th of one percent per annum) of the annual rates of interest on overnight Federal funds transactions with members of the Federal Reserve System (or any successor thereof) arranged by Federal funds brokers on such day, as published on the next succeeding Banking Day by the Federal Reserve Bank of New York (or any successor thereto) or, (b) if such day is not a Banking Day, such weighted average for the immediately preceding Banking Day for which the same is published or, (c) if such rate is not so published for any day that is a Banking Day, the average (rounded upwards, if necessary, to the next 1/100th of one percent per annum) of the quotations for such day on such transactions received by the Agent (including on behalf of the Operating Lender) from three Federal funds brokers of recognized standing selected by the Agent; provided that, if the Federal Funds Rate would be less than zero on any day, then such rate shall be deemed to be zero on such day.

“Financial Advisor” means FTI Consulting Canada Inc. or another financial advisor retained by the Lenders’ Legal Counsel but not to exceed a single financial advisor and in each case their respective successors.

“Financial Advisor Engagement Letter” means the engagement letter dated June 19, 2019, between the Financial Advisor and Lenders’ Legal Counsel, as acknowledged and agreed to by the Borrower, as supplemented by a letter dated the Closing Date between the Financial Advisor and Lenders’ Legal Counsel, as acknowledged and agreed to by the Borrower.

“Financial Calculation” has the meaning attributed to it in Section 1.16(a).

“First Party” has the meaning attributed to it in Section 18.4.

“Floor” means the benchmark rate floor, if any, provided in this Agreement initially (as of the execution of this Agreement, the modification, amendment or renewal of this Agreement or otherwise) with respect to LIBOR, and if for any reason no such benchmark rate floor is provided, Floor shall be deemed to be zero.

“Force Majeure” means any act, circumstance or occurrence beyond the reasonable control of a Borrower Group Member which such Borrower Group Member was unable to prevent or provide against by the exercise of reasonable diligence at a reasonable cost and was not a result of a Borrower Group Member’s negligence, and includes:

(a)	a storm, extreme freezing temperatures, flood, tornado, earthquake, lightning strike or other act of God;

(b)	an act of war, revolution, insurrection, riot, blockade or other unlawful act against public order or authority;

(c)	a strike, lock-out, shortage of labour or other labour disturbance;

(d)	a fire, explosion, mechanical failure or other accident or act of sabotage; and

(e)	governmental restraint, action, delay or inaction,

but, for certainty, shall not include any circumstance relating to the financial condition of the Borrower or any of its Subsidiaries or insufficiency of funds or financing of any of them.

“Foreign Lender” means any Lender that is organized under the laws of a jurisdiction other than that in which the Borrower is resident for tax purposes. For purposes of this definition, Canada and each province and territory thereof shall be deemed to constitute a single jurisdiction.

“Former Lender” has the meaning attributed to it in Section 4.8(a).

“Fund” means any Person (other than a natural person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its business.

“GAAP” means generally accepted accounting principles in Canada, as adopted and modified (if applicable) by CPA Canada (or any successor thereto), applied on a consistent basis, which (i) with respect to covenants of a financial nature (including financial ratios) are in effect on the date hereof, and (ii) for all other purposes, are in effect from time to time, and as of the date hereof for both (i) and (ii) are IFRS.

“Hedge Monetization” means the termination, restructuring or unwinding of any Hedging Agreement (but, for certainty, excluding the termination thereof on the scheduled maturity date thereof or the termination thereof due to an event of default of the counterparty) in respect of commodity prices which was in effect as of the last Borrowing Base Determination where lending value has been attributed to the underlying production by any one or more of the Lenders in determining the Borrowing Base and which has resulted in proceeds being paid to a Loan Party.

“Hedging Agreements” means, collectively, the Exchange Rate Swap Contracts, Interest Rate Swap Contracts, Commodity Swap Contracts and any other derivative agreement or similar agreement or arrangement.

“High Yield Note Indenture” means each indenture governing the High Yield Notes, each such indenture to be in a form and substance satisfactory to the Lenders, and in the event that the High Yield Notes are secured, subject to the terms of the Intercreditor Agreement.

“High Yield Notes” means Debt issued by way of unsecured or second lien high yield notes in a maximum aggregate principal amount not to exceed [Redacted—Confidential]; provided that such high yield notes are on terms and conditions acceptable to the Agent and Lenders (acting reasonably), including but not limited to:

(a)	no Default or Event of Default has occurred and is continuing at the time such high yield notes are issued or will occur immediately after giving effect to the incurrence of Debt pursuant thereto;

(b)

the obligations under, pursuant to or relating to such high yield notes (including guarantees thereof) are either (i) unsecured, or (ii) if secured, (A) the holders, or a trustee for the benefit of the holders, of such high yield notes have entered into an intercreditor agreement (in form and substance satisfactory to the Majority Lenders, acting reasonably), (B) the security documents creating and governing such second priority Liens in favour of the holders of such high yield notes (or a trustee on their behalf) are in form and substance satisfactory to the Agent, acting reasonably, and (C) counsel to the Borrower has delivered an opinion, in a form satisfactory to the Agent, acting reasonably, addressed to the Agent, for the benefit of the Lenders, confirming the enforceability of the intercreditor agreement referred to in (A) above;

(c)	the proceeds of such high yield notes are used to repay obligations under the Existing Notes and the Credit Facilities in accordance with Section 3.5(g) hereof;

(d)	such high yield notes are issued or assumed by the Borrower or a Material Subsidiary and are guaranteed only by such entities;

(e)

the stated maturity date with respect to repayment of such high yield notes extends at least 6 months beyond the then latest Termination Date of any Lender hereunder in effect at the time of issuance thereof;

(f)

there are no scheduled or mandatory principal payments under such high yield notes prior to the then latest Termination Date of any Lender hereunder in effect at the time of issuance thereof (other than as a result of the occurrence of an event of default thereunder);

(g)

the material covenants and events of default applicable thereto, taken as a whole, shall not be materially prejudicial to the interests of the Lenders or more restrictive than the material covenants and Events of Default contained herein, taken as a whole;

(h)

such high yield notes do not provide for cross-default to the Credit Facilities or other Debt (except in the event of failure to pay any amount thereof when due and payable), but may provide for cross acceleration thereto; and

(i)	aside from any debt incurrence tests contained in any High Yield Note Indenture, such high yield notes do not have any material restrictions on:

(i)	the ability of the Borrower to amend the terms of this Agreement or the other Documents (subject to limits on the maximum principal amount of the Credit Facilities);

(ii)	the ability of the Borrower or any Subsidiary to guarantee the Obligations, the Cash Management Obligations or the Swap Indebtedness;

(iii)	the ability of the Borrower or any Subsidiary to pledge assets as collateral security for the Lender Secured Obligations (subject to limits on the maximum principal amount of Credit Facilities); or

(iv)	the ability of the Borrower or any Subsidiary to incur Debt under this Agreement (subject to limits on the maximum principal amount of the Credit Facilities),

provided that references in subparagraphs (a) through (i) (inclusive) of this definition to “high yield notes” shall be deemed to include any High Yield Note Indenture.

“Hostile Acquisition” means an acquisition, which is required to be reported to applicable securities regulatory authorities, of shares of a corporation where the board of directors of that corporation has not approved such acquisition nor recommended to the shareholders of the corporation that they sell their shares pursuant to the proposed acquisition or of units of a trust where the trustee or manager or administrator of that trust has not approved such acquisition nor recommended to the unitholders of the trust that they sell their units pursuant to the proposed acquisition or of units of a partnership where the board of directors of the general partner thereof has not approved such acquisition nor recommended to the partners of the partnership that they sell their units pursuant to the proposed acquisition.

“IFRS” means International Financial Reporting Standards including International Accounting Standards and Interpretations together with their accompanying documents which are set by the International Accounting Standards Board, the independent standard-setting body of the International Accounting Standards Committee Foundation (the “IASC Foundation”), and the International Financial Reporting Interpretations Committee, the interpretative body of the IASC Foundation.

“Information” has the meaning attributed to it in Section 15.1.

“ISDA Definitions” means the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time by the International Swaps and Derivatives Association, Inc. or such successor thereto.

“includes” means “includes without limitation” and “including” means “including without limitation”.

“Indemnified Parties” has the meaning attributed to it in Section 18.6.

“Indemnified Taxes” means Taxes other than Excluded Taxes.

“Individual Borrowing Base Commitment Amount” means, from time to time in respect of a Borrowing Base Lender, that portion of the Borrowing Base Facilities Commitment Amount which such Borrowing Base Lender has severally agreed to make available to the Borrower in accordance with the terms and conditions of the Agreement, subject to adjustment pursuant to the terms of the Agreement.

“Individual Commitment Amount” means, from time to time in respect of a Lender, that portion of the Commitment Amount which such Lender has severally agreed to make available to the Borrower in accordance with the terms and conditions of the Agreement, subject to adjustment pursuant to the terms of the Agreement.

“Individual Tranche A Facility Commitment Amount” means, from time to time, in respect of a Tranche A Facility Lender, that portion of the Tranche A Facility Commitment Amount which such Tranche A Facility Lender has severally agreed to make available to the Borrower in accordance with the terms and conditions of the Agreement, subject to adjustment pursuant to the terms of the Agreement.

“Individual Tranche B Facility Commitment Amount” means, from time to time, in respect of a Tranche B Facility Lender, that portion of the Tranche B Facility Commitment Amount which such Tranche B Facility Lender has severally agreed to make available to the Borrower in accordance with the terms and conditions of the Agreement, subject to adjustment pursuant to the terms of the Agreement.

“Intercreditor Agreement” means the intercreditor agreement dated as of May 22, 2015 as amended and restated pursuant to the amended and restated collateral agency and intercreditor agreement dated as of March 27, 2020, among Computershare Trust Company of Canada, as Collateral Trustee, Royal Bank of Canada, as administrative agent, and the holders of the Existing Notes, as such agreement may be amended, replaced, restated or otherwise modified from time to time (including pursuant to the amendment referred to in Section 2.1(d)).

“Interest Act (Canada)” means the Interest Act, R.S.C. 1985, c. I-15, including the regulations made and, from time to time, in force under that Act.

“Interest Expense” means, for any period, without duplication, interest expense of the Borrower and its Subsidiaries determined on a consolidated basis in accordance with GAAP, as the same would be set forth or reflected in a consolidated statement of earnings of the Borrower and, in any event and without limitation, shall include:

(a)

all interest of the Borrower and its Subsidiaries accrued or payable in respect of such period, including capitalized interest and interest on the Existing Notes and the High Yield Notes (excluding the one-time underwriting fee to be payable by the Borrower in connection with the issuance of High Yield Notes), capitalized interest and imputed interest with respect to lease obligations;

(b)

all fees of the Borrower and its Subsidiaries (including standby and commitment fees, acceptance fees in respect of bankers’ acceptances and fees payable in respect of letters of credit, letters of guarantee and similar instruments) accrued or payable in respect of such period, prorated (as required) over such period;

(c)

any difference between the face amount and the discount proceeds of any bankers’ acceptances, commercial paper and other obligations of the Borrower or any Subsidiary thereof issued at a discount, prorated (as required) over such period;

(d)	the aggregate of all purchase discounts relating to the sale of accounts receivable in connection with any asset securitization program; and

(e)	all net amounts charged or credited to interest expense under any Interest Rate Swap Contracts in respect of such period.

“Interest Rate Swap Contracts” has the meaning attributed to it in Section 13.2(c).

“ISDA” means the International Swaps and Derivatives Association, Inc. and its predecessor and successors;

“ISDA Master Agreement” means the 1992 form of Master Agreement (Multi Currency-Cross Border) published by ISDA, the ISDA 2002 Master Agreement or any other form of ISDA master agreement and, as used in this Agreement in relation to Swap Documents, means the form of such agreement as entered into between a Loan Party and the applicable Swap Lender.

“ISP98” means the International Standby Practices ISP98, as published by the International Chamber of Commerce and in effect from time to time.

“Judgment Interest Act (Alberta)” means the Judgment Interest Act, R.S.A. 2000, c. J-1, including the regulations made and from time to time in force under that Act.

“Law” means all constitutions, treaties, laws, statutes, codes, ordinances, orders, decrees, rules, regulations and municipal by-laws, whether domestic, foreign or international, any judgments, orders, writs, injunctions, decisions, rulings, decrees and awards of any Administrative Body, and any policies, voluntary restraints, practices or guidelines of any Administrative Body, and including any principles of common law and equity.

“LC Application” means an application on the Operating Lender’s standard form of letter of credit application submitted to the Operating Lender by the Borrower requesting the Operating Lender to issue a Letter of Credit hereunder subject to such reasonable changes thereto as are requested by the Borrower and agreed to by the Operating Lender, each acting reasonably, in order to make the application and the Letter of Credit consistent with this Agreement.

“Lender CDOR Suspension Notice” has the meaning attributed to it in Section 9.3.

“Lender Distress Event” means, in respect of a Lender, such Lender or its Lender Parent (a) is subject to a forced liquidation, merger, sale or other change of control supported in whole or in part by guarantees or other support (including the nationalization or assumption of ownership or operating control by the Government of the United States of America, Canada or any other Administrative Body) or (b) is otherwise adjudicated as, or determined to be, insolvent or bankrupt, in each case, by any Administrative Body having regulatory authority over such Lender or Lender Parent or their respective assets; provided that, for certainty, a Lender Distress Event shall not have occurred solely by virtue of the ownership or acquisition of any equity interest in such Lender or its Lender Parent by any Administrative Body so long as any such ownership interest does not result in or provide such Lender with immunity from the jurisdiction of courts within Canada or from the enforcement of judgments or writs of attachment on its assets or permit such Lender (or such Administrative Body) to reject, repudiate, disavow or disaffirm any contracts or agreements made with such Lender; but, provided, however, that it is hereby recognized that Export Development Canada’s and Business Development Bank of Canada’s ownership or control by the Government of Canada shall not constitute a Lender Distress Event.

“Lender Insolvency Event” means, in respect of a Lender, such Lender or its Lender Parent:

(a)	is dissolved (other than pursuant to a consolidation, amalgamation or merger);

(b)	becomes insolvent, is deemed insolvent by applicable law or is unable to pay its debts or fails or admits in writing its inability generally to pay its debts as they become due;

(c)	makes a general assignment, arrangement or composition with or for the benefit of its creditors;

(d)

(i) institutes, or has instituted against it by a regulator, supervisor or any similar Administrative Body with primary insolvency, rehabilitative or regulatory jurisdiction over it in the jurisdiction of its incorporation or organization or the jurisdiction of its head or home office, (A) a proceeding pursuant to which such Administrative Body takes control of such Lender’s or Lender Parent’s assets, (B) a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy, insolvency or winding-up law or other similar law affecting creditors’ rights, or (C) a petition is presented for its winding-up or liquidation by it or such regulator, supervisor or similar Administrative Body; or (ii) has instituted against it a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy, insolvency or winding-up law or other similar law affecting creditors’ rights, or a petition is presented for its winding-up or liquidation, and such proceeding or petition is instituted or presented by a Person or entity not described in clause (i) above and either (A) results in a judgment of insolvency or bankruptcy or the entry of an order for relief or the making of an order for its winding-up or liquidation or (B) is not dismissed, discharged, stayed or restrained in each case within 15 days of the institution or presentation thereof;

(e)	has a resolution passed for its winding-up, official management or liquidation (other than pursuant to a consolidation, amalgamation or merger);

(f)

seeks or becomes subject to the appointment of an administrator, provisional liquidator, conservator, receiver, trustee, custodian or other similar official for it or for all or a substantial portion of all of its assets;

(g)

has a secured creditor take possession of all or a substantial portion of its assets or has a distress, execution, attachment, sequestration or other legal process levied, enforced or sued on or against all or substantially all its assets and such secured creditor maintains possession, or any such process is not dismissed, discharged, stayed or restrained, in each case, within 15 days thereafter;

(h)

causes or is subject to any event with respect to it which, under the applicable law of any jurisdiction, has an analogous effect to any of the events specified in subparagraphs (a) to (g) above, inclusive; or

(i)	takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the foregoing.

“Lender Parent” means any Person that directly or indirectly controls a Lender and, for the purposes of this definition, “control” shall have the same meaning as set forth in the definition of “Affiliate” contained herein.

“Lender Secured Documents” means, collectively, the Documents, the Swap Documents and the Cash Management Documents.

“Lender Secured Obligations” means, collectively, the Obligations, the Swap Indebtedness, the Cash Management Obligations and the Erroneous Payment Subrogation Rights.

“Lender Secured Parties” means, collectively, the Agent, the Lenders, the Swap Lenders, and each provider of Cash Management Arrangements.

“Lenders” means, initially, the Tranche A Facility Lenders, the Tranche B Facility Lenders and the Operating Lender identified in Schedule B, and thereafter, each Person which may become a Lender under this Agreement, as a lender, by executing and delivering to the Agent an Assignment Agreement, and each of their respective successors and permitted assigns and, unless expressly stated otherwise, and “Lender” means any one of them in such capacity.

“Lenders’ Legal Counsel” means Blake, Cassels & Graydon LLP or another barrister or solicitor or firm of barristers and solicitors or other lawyers in an appropriate jurisdiction retained by the Lenders.

“Letter of Credit Fee” has the meaning attributed to it in Section 3.10(a)(v).

“Letters of Credit” means letters of credit or letters of guarantee in Canadian Dollars or U.S. Dollars issued by the Operating Lender under the Operating Facility in accordance with Article 10.

“Level” means the applicable level as set out in the Pricing Table.

“LIBOR” means the rate (rounded up to the nearest one one-sixteenth of one percent (1/16th of 1%) if necessary) equal to the average rate set by ICE Benchmark Administration (or any display substituted therefor or any successor thereto) for deposits in U.S. Dollars (as set forth by any service selected by the Agent that has been nominated by ICE Benchmark Administration (or any display substituted therefor or any successor thereto) as an authorized information vendor for the purpose of displaying such rates) applicable to the relevant LIBOR Period; provided, however, that, to the extent that an interest rate is not ascertainable pursuant to the foregoing provisions of this definition, the “LIBOR” shall be the interest rate per annum determined by the Agent to be the average of the rates per annum at which deposits in U.S. Dollars are offered for such relevant LIBOR Period by major banks in the London interbank market in London, England by the Agent at approximately 11:00 a.m. (London time) on the date that is two (2) Banking Days prior to the beginning of such LIBOR Period; provided, however that in no event shall LIBOR be less than zero (0).

“LIBOR Based Loan” means an Advance in U.S. Dollars which bears interest at a rate based on the LIBOR.

“LIBOR Period” means a period of 1 month selected by the Borrower and readily available in the London Interbank Eurodollar Market, or such other period as may be selected by the Borrower and agreed to by all of the Lenders (in their sole discretion).

“Lien” means any mortgage, lien, pledge, charge (whether fixed or floating), security interest, conditional sale or title retention agreement (other than operating leases in respect of tangible personal property which are not in the nature of financing transactions), trust or deposit arrangements in the nature of a security interest or other encumbrance of any kind, contingent or absolute, but excludes any contractual right of set-off created in the ordinary course of business and any writ of execution, or other similar instrument, arising from a judgment relating to the non-payment of indebtedness.

“LMR” means, subject to Section 1.19, for any Material Jurisdiction, the environmental liability management rating (or equivalent) governing conventional upstream oil and gas wells, facilities, and pipelines for such jurisdiction, as determined in accordance with the rules and regulations of each applicable Material Jurisdiction and its Energy Regulator for the then relevant period, provided that any security deposits (in the form of cash, letters of credit or otherwise) provided to the applicable Energy Regulator will not be considered as part of the “deemed assets” (or the equivalent) used in such calculation for purposes of this definition.

“Loan Parties” means the Borrower and each Material Subsidiary; and “Loan Party” means any of them.

“Majority Lenders” means: (a) Lenders holding, in aggregate, at least 66 2/3% of the Commitment Amount, or (b) during the continuance of an Event of Default, at least 66 2/3% of the Aggregate Principal Amount then owing under the Credit Facilities (based on the Canadian Dollar Exchange Equivalent thereof).

“Majority Revolving Lenders” means, in respect of the Borrowing Base Facilities, the Revolving Lenders holding, in aggregate, a minimum of 66 2/3% of the sum of the Commitment Amounts of all of the Lenders who are Revolving Lenders.

“Material Adverse Effect” means a material adverse effect on:

(a)	the financial condition of the Loan Parties taken as a whole;

(b)	the Loan Parties’ ability to perform their respective obligations under the Documents or the validity or enforceability of a material provision of the Documents; or

(c)	the property, business, operations or liabilities of the Loan Parties taken as a whole.

“Material Jurisdiction” means each jurisdiction where the Loan Parties, in aggregate and at any time from time to time, own or operate assets, property and undertaking with aggregate associated undiscounted and uninflated abandonment and reclamation liabilities (expressed in nominal dollars) exceeding the Threshold Amount, and which as of the Closing Date, is the Province of Alberta.

“Material Subsidiary” means any Subsidiary of the Borrower that from time to time (i) owns Borrowing Base Properties, (ii) provides a guarantee or security documents in favour of the holders of any Existing Notes or any High Yield Notes (or a trustee on their behalf) or (iii) who is designated as such by notice in writing from the Borrower to the Agent; provided that PROP shall not be a Material Subsidiary.

“Maturity Date” means the date, which must be a Banking Day on which (i) the applicable LIBOR Period expires in respect of a LIBOR Based Loan, (ii) the applicable CDOR Period expires in respect of a CDOR Rate Loan or (iii) a Letter of Credit expires.

“Net Aggregated Notional Amount” means:

(a)

with respect to Exchange Rate Swap Contracts, the aggregated notional amount of the currency exposure being managed by all outstanding Exchange Rate Swap Contracts, it being understood that such amount shall be determined on a net basis to the extent that any such Exchange Rate Swap Contracts offset each other;

(b)

with respect to Interest Rate Swap Contracts, the aggregated notional amount of the interest rate exposure being managed by all outstanding Interest Rate Swap Contracts, it being understood that such amount shall be determined on a net basis to the extent that any such Interest Rate Swap Contracts offset each other;

(c)

with respect to Commodity Swap Contracts, the aggregated amount of the commodity exposure being managed by all outstanding Commodity Swap Contracts, it being understood that such amount shall be determined on a net basis to the extent that any such Commodity Swap Contracts offset each other;

“Net Cash Proceeds” means the remainder of (a) the gross cash proceeds received by any Loan Party from any Dispositions of its Borrowing Base Properties, less (b) (i) investment banking fees, (ii) legal, accounting and other professional fees and expenses, (iii) Taxes payable by the applicable Loan Party directly related to such Disposition, and (iv) other usual and customary transaction costs satisfactory to the Majority Lenders, acting reasonably, in each case, only to the extent paid or payable by a Loan Party in cash and directly related to any such Disposition.

“New Rules” has the meaning attributed to it in Section 11.1(c).

“Non-Agreeing Lender” has the meaning attributed to it in Section 3.2(b)(iv).

“Non-Agreeing Lender Commitment Amount” has the meaning attributed to it in Section 3.2(b)(iv).

“Non-Consenting Lender” has the meaning attributed to it in Section 17.18.

“Non-Financial Letter of Credit” means a Letter of Credit which is not a “direct credit substitute” within the meaning of the Capital Adequacy Requirements (or within the meaning of the analogous provisions of other Laws or other applicable guidelines), as determined by the Operating Lender, acting reasonably.

“Non-Participating Lender” has the meaning attributed to it in Section 6.3.

“Non-Paying Lender” has the meaning attributed to it in Section 5.7(b).

“Notice of Borrowing” means, in relation to a Drawdown, a notice by the Borrower to the Agent substantially in the form of Schedule F, with the blanks completed, as applicable.

“Notice of Repayment” means, in relation to a repayment under the Credit Facilities, a notice by the Borrower to the Agent substantially in the form of Schedule G, with the blanks completed, as applicable.

“Notice of Rollover or Notice of Conversion” means, in relation to Advances, a notice by the Borrower to the Agent substantially in the form of Schedule G, with the blanks completed, and “Notice of Rollover” means such notice in respect of a Rollover and “Notice of Conversion” means such notice in respect of a Conversion.

“Notification Date” has the meaning attributed to it in Section 3.2(b)(i).

“Obligations” means, without duplication, the aggregate amount of all obligations, liabilities and indebtedness of a Loan Party to the Agent or any Lender under the Documents and all obligations, contingent or otherwise, of any of the foregoing arising from any guarantee made by a Person in respect thereof.

“Offer of Extension” means a written offer by the Agent, on behalf of the Revolving Lenders other than the Non-Agreeing Lenders, to the Borrower to extend the Revolving Period to a date up to 364 days from acceptance by the Borrower of such offer, and setting forth the terms and conditions, if any, on which such extension is offered by the Revolving Lenders and may be accepted by the Borrower.

“Oil and Gas Ownership Certificate” the certificate of the Borrower substantially in the form of Schedule D.

“One Month CDOR Rate” means, for any day, the annual rate of interest which is the rate determined by the Agent as being the arithmetic average of the “BA 1 mth” rates per annum applicable to Canadian Dollar bankers’ acceptances displayed and identified as such on the display referred to as the “Refinitiv Screen Canadian Dollar Offered Rate (CDOR) Page” (or any display substituted therefor) of Reuters Monitor Money Rates Service (or any successor thereto or Affiliate thereof) as at approximately 10:00 a.m. (Toronto time) on such day, or if such day is not a Banking Day, then on the immediately preceding Banking Day (as adjusted by the Agent in good faith after 10:00 a.m. (Toronto time) to reflect any error in a posted rate or in the posted rate); provided, however, that if such a rate does not appear on such CDOR Page, then the One Month CDOR Rate, on any day, shall be the discount rate then applicable to bankers’ acceptances accepted by the Agent as quoted by the Agent (determined as of 10:00 a.m. (Toronto time) on such day) which would be applicable in respect of an issue of bankers’ acceptances with a 30 day term on such day, or if such day is not a Banking Day, then on the immediately preceding Banking Day; provided, further, that, if the rate determined as aforesaid shall ever be less than zero, such rate shall be deemed to be zero for purposes of this Agreement.

“Operating Facility” means the operating facility established from time to time in favour of the Borrower by the Operating Lender pursuant to Section 3.1(a).

“Operating Facility Commitment Amount” means Cdn. $25,000,000 as otherwise increased or decreased pursuant to this Agreement.

“Operating Facility Termination Date” means, in respect of the Operating Lender, November 30, 2022, unless such Lender has otherwise agreed to the extension thereof in its sole discretion.

“Operating Lender” means, initially, RBC, or any other Lender which from time to time provides the Operating Facility to the Borrower.

“Original Annual Budget” means, in respect of each fiscal year of the Borrower, the annual budget of the Borrower for such fiscal year first delivered to the Agent pursuant to Section 13.1(e)(iii)(A) and accepted by the Majority Lenders to the extent required by such Section 13.1(e)(iii).

“Original Currency” has the meaning attributed to it in Section 18.4.

“OSFI” means the Office of the Superintendent of Financial Institutions Canada (or any successor thereto).

“Other Taxes” means all present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies arising from any payment made under any Document or from the execution, delivery or enforcement of, or otherwise with respect to, any Document.

“Participant” has the meaning attributed to it in Section 16.4.

“Participating Lender” has the meaning attributed to it in Section 6.3.

“Parties” means the Borrower, the Agent and the Lenders and their respective successors and permitted assigns, and “Party” means any one of the Parties.

“Payment Recipient” has the meaning assigned to it in Section 17.19(a).

“Pension Plan” means any retirement or pension benefit plan that is established by a Person for the benefit of its employees, that requires such Person to make periodic payments or contributions.

“Permitted Contest” means action taken by or on behalf of a Loan Party or a Subsidiary in good faith by appropriate proceedings diligently pursued to contest a Tax, claim or Lien, provided that:

(a)

the Person to which the Tax, claim or Lien being contested is relevant (and, in the case of a Loan Party, the Borrower on a consolidated basis) has established reasonable reserves therefor if and to the extent required by GAAP; and

(b)	proceeding with such contest does not have, and would not reasonably be expected to have, a Material Adverse Effect.

“Permitted Dispositions” means any:

(a)

Disposition of Borrowing Base Properties (and related tangibles) resulting from any pooling, farmout agreement or unitization entered into in the ordinary course of business and in accordance with sound industry practice when, in the reasonable judgment of the Borrower, it is necessary to do so in order to facilitate the orderly exploration, development or operation of such Borrowing Base Properties;

(b)

Disposition in the ordinary course of business and in accordance with sound industry practice of tangible personal property forming part of the Borrowing Base Properties that is obsolete, no longer useful for its intended purpose or being replaced in the ordinary course of business;

(c)	Disposition of current production from Borrowing Base Properties made in the ordinary course of business;

(d)

subject to Section 3.5(e)(iii), Dispositions of assets for fair market value to third parties, if the aggregate fair market value thereof does not exceed the Threshold Amount since the last determination of the Borrowing Base; or

(e)	subject to Section 13.2(g), Dispositions of Borrowing Base Properties between the Borrower Group Members (other than any Disposition by any Loan Party to PROP);

provided that, none of the foregoing shall be a Permitted Disposition if, on a pro forma basis after giving effect to any such Disposition, the LMR of any Loan Party in any Material Jurisdiction would be less than the lesser of (i) 2.0, and (ii) the then current LMR of such Loan Party in each Material Jurisdiction.

“Permitted Distribution” means (a) any Distribution by a Loan Party to another Loan Party that in either case, owns the shares or Debt thereof, (b) any Distribution made in accordance with the PROP Partnership Agreement so long as the Loan Parties are paid their ratable share thereof, and (c) any Distribution to the extent payable in common shares or other similar equity interests of the Borrower.

“Permitted Encumbrances” means:

(a)

undetermined or inchoate Liens arising in the ordinary course of and incidental to construction or current operations (including any Liens arising in connection with the posting of cash with counterparties to agreements relating to the processing, marketing and/or transportation arrangements of the Borrower or any of its Subsidiaries) which have not been filed pursuant to Law against the Borrower Group Members or in respect of which no steps or proceedings to enforce such Lien have been initiated or which relate to obligations which are not due or delinquent or if due or delinquent, any Lien which the applicable Borrower Group Member is contesting pursuant to a Permitted Contest;

(b)

Liens incurred or created in the ordinary course of business and in accordance with sound industry practice in respect of the exploration, development or joint operation of oil and gas properties or related production or processing facilities or the transmission of hydrocarbons as security in favour of any other Person conducting the development or operation of the property to which such Liens relate, for any Borrower Group Member’s portion of the costs and expenses of such development or operation, provided such costs or expenses are not due or delinquent or if due or delinquent, any Lien which the applicable Borrower Group Member is contesting pursuant to a Permitted Contest;

(c)

to the extent a Lien is created thereby, a Disposition of oil and gas properties resulting from any pooling or unitization agreement entered into in the ordinary course of business when, in the applicable Borrower Group Member’s reasonable judgment, it is necessary to do so in order to facilitate the orderly exploration, development or operation of such properties;

(d)

to the extent a Lien is created thereby, farmout interests or overriding royalty interests, net profit interests, reversionary interests and carried interests in respect of any Borrower Group Member’s P&NG Rights that are or were entered into with or granted on arm’s length terms in the ordinary course of business and in accordance with sound industry practice or are or were entered into with or granted to arm’s length parties in accordance with sound industry practice and are otherwise not prohibited by this Agreement and, if applicable, the Security Documents and the Intercreditor Agreement;

(e)

Liens for penalties arising under non-participation provisions of operating or similar agreements in respect of any Borrower Group Member’s P&NG Rights or any related facilities, if such Liens would not reasonably be expected to have a Material Adverse Effect;

(f)

easements, rights-of-way, servitudes, zoning or other similar rights or restrictions in respect of land held by a Borrower Group Member (including rights-of-way and servitudes for railways, sewers, drains, pipelines, gas and water mains, electric light and power and telephone or telegraph or cable television conduits, poles, wires and cables) which, either alone or in the aggregate, would not reasonably be expected to have a Material Adverse Effect;

(g)	any Lien or trust arising in connection with worker’s compensation, employment insurance, pension and employment Law and other social security Law;

(h)

the right reserved to or vested in any municipality or governmental or other public authority by the terms of any Law, lease, license, franchise, grant or permit acquired by any Borrower Group Member or by any Law to terminate any such lease, license, franchise, grant or permit or to require annual or other periodic payments as a condition of the continuance thereof;

(i)	all reservations in the original grant from the Crown of any lands and premises or any interests therein and all statutory exceptions, qualifications and reservations in respect of title;

(j)	any right of first refusal in favour of any Person granted in the ordinary course of business with respect to all or any of the P&NG Rights or related facilities of any Borrower Group Member;

(k)	public and statutory Liens not yet due and similar Liens arising by operation of Law;

(l)	the Security;

(m)	Liens in respect of the Existing Notes (in each case subject to the terms of the Intercreditor Agreement) or Liens permitted pursuant to subparagraph (b) of the definition of High Yield Notes;

(n)

cash collateral in favour of Alberta Energy Regulator (or the equivalent in any other jurisdiction) to secure abandonment obligations as may be required by Alberta Energy Regulator (or equivalent in any other jurisdiction) from time to time;

(o)

pledges or deposits to secure performance of (i) bids, tenders, contracts (other than contracts for the payment of money) or (ii) leases of real property, in each case, to which a Borrower Group Member is a party;

(p)	Liens under or pursuant to any judgment rendered, or claim filed, against the Borrower or Subsidiary, which the Borrower is contesting at the time by a Permitted Contest;

(q)

minor defects of title which, individually and in the aggregate, do not materially affect the right of ownership of any Borrower Group Member in its properties and assets or the right of any Borrower Group Member to utilize its properties and assets to conduct its business;

(r)

bankers’ liens, rights of set-off and other similar Liens existing solely with respect to cash on deposit in one or more accounts maintained by any Borrower Group Member, in each case, granted in the ordinary course of business in favour of a lender or lenders with which such accounts are maintained, securing amounts owing to such lender or lenders with respect to cash management and operating account arrangements, including those involving pooled accounts and netting arrangements;

(s)	to the extent constituting Liens, financial assistance permitted under this Agreement;

(t)

landlords’ liens or any other rights of distress reserved in or exercisable under any lease of real property for rent and for compliance with the terms of such lease; provided that such lien does not attach generally to all or substantially all of the undertaking, assets and property of any Borrower Group Member;

(u)	Liens resulting from deposits to secure workers’ compensation, surety or appeal bonds or to secure costs of litigation when required by applicable Law;

(v)	any Lien against the property of a Borrower Group Member then held by a Loan Party;

(w)

any other Liens or cash collateral (including Purchase Money Liens, capital leases and financing leases) granted by any Loan Party which are not otherwise Permitted Encumbrances; provided that the aggregate principal amount of Debt or other obligations secured thereby does not exceed the Threshold Amount;

(x)	any Lien from time to time disclosed by the Borrower to the Agent and which is consented to by the Lenders;

(y)

Liens on Petroleum Substances or the proceeds of sale of Petroleum Substances arising or granted or assumed by any Borrower Group Member in the ordinary course of its business pursuant to a processing or transmission arrangement entered into or assumed by it in the ordinary course of business, securing the payment of its obligations in respect of the fees attributable to the processing or transmission (as the case may be of any such Petroleum Substances under any such processing or transmission arrangement);

(z)	Liens granted pursuant to Section 15.1 of the PROP Partnership Agreement; and

(aa)

any extension, renewal or replacement (or successive extensions, renewals or replacements), as a whole or in part, of any Lien referred to in the preceding paragraphs (a) to (z) inclusive of this definition, so long as any such extension, renewal or replacement of such Lien is limited to all or any part of the same property that secured the Lien extended, renewed or replaced (plus improvements on such property) and the indebtedness, liability or obligation secured thereby is not increased.

“Permitted Indebtedness” means, collectively:

(a)	the Lender Secured Obligations;

(b)	Debt between Loan Parties;

(c)	Permitted Swap Indebtedness;

(d)	Debt under the Existing Notes;

(e)	Debt under the High Yield Notes;

(f)

any Debt of a Loan Party not otherwise provided for above which is either unsecured or is incurred in respect of Purchase Money Liens or financial leases or secured by other Liens (excluding general Liens such as floating charges and general security agreements with respect to all or substantially all of the personal property of a Loan Party, or all or substantially all of the receivables of a Loan Party), up to an aggregate amount outstanding at any time, not exceeding the Threshold Amount; provided that no Event of Default is in existence at the time of the incurrence or assumption thereto; and

(g)	any other Debt incurred or assumed with the prior consent of all of the Lenders.

“Permitted Swap Indebtedness” means the actual indebtedness or obligations of any Loan Party pursuant to Permitted Swaps, provided that, in respect of Swap Indebtedness, if a Swap Lender does not have actual knowledge that Swap Indebtedness was not permitted under such Section at the time the applicable Hedging Agreement was entered into by such Swap Lender, then the applicable Swap Indebtedness will be deemed to be a Permitted Swap Indebtedness for purposes of Section 14.5, and for such purpose each Swap Lender shall be entitled to conclusively rely upon the representation of the applicable Loan Party that such Swap Indebtedness was permitted under this Agreement.

“Permitted Swaps” means the Hedging Agreements permitted by the provisions of Sections 13.2(b), 13.2(c) and 13.2(d).

“Person” means an individual, a partnership, a corporation, a company, a trust, an unincorporated organization, a union, a government or any department or agency thereof (collectively an “entity”) and the heirs, executors, administrators, successors, or other legal representatives, as the case may be, of such entity.

“Petroleum Substances” means petroleum, natural gas, natural gas liquids, bitumen, related hydrocarbons and any and all other substances, whether liquid, solid or gaseous, whether hydrocarbons or not, produced or producible in association with any of the foregoing.

“P&NG Rights” means, in respect of any Person, all of the right, title, estate and interest, whether contingent or absolute, legal or beneficial, present or future, vested or not, and whether or not an “interest in land”, of such Person at such time in and to any, or such as are stipulated, of the following, by whatever name the same are known:

(a)	rights to explore for, drill for, produce, take, save or market Petroleum Substances from or allocated to its lands or lands with which the same have been pooled or unitized;

(b)	rights to a share of the production of Petroleum Substances from or allocated to lands or lands with which the same have been pooled or unitized;

(c)

rights to a share of the proceeds of, or to receive payments calculated by reference to the quantity or value of, the production of Petroleum Substances from or allocated to lands or lands with which the same have been pooled or unitized;

(d)	rights of a Person in lands or documents of title related thereto, including leases, subleases, licenses, permits, reservations, rights and privileges; and

(e)	rights to acquire any of the above rights described in paragraphs (a) through (d) of this definition,

and includes interests and rights known as working interests, royalty interests, overriding royalty interests, gross overriding interests, production payments, profits interests, net profits interests, revenue interests, net revenue interests, economic interests and other interests; fractional or undivided interests in any of the foregoing; freehold, leasehold or other interests; and options in respect of the foregoing; provided that, unless otherwise expressly provided or the context otherwise requires, references herein to “P&NG Rights” shall be and shall be deemed to be references to P&NG Rights of the Borrower Group Members.

“Pricing Ratio” means, as at the end of a fiscal quarter of the Borrower, the ratio of Consolidated Total Debt as at the end of such fiscal quarter to EBITDA for the immediately preceding four (4) fiscal quarters of the Borrower ending at the end of that fiscal quarter.

“Pricing Table” means the pricing table labeled “Pricing Table” set forth in Section 3.10(a).

“Principal Repayment” means the repayment by or for and on behalf of the Borrower to the Lenders of all or a portion of any principal outstanding to the Lenders under any Credit Facility.

“PROP” means Peace River Oil Partnership, a partnership established under the laws of the Province of Alberta pursuant to the PROP Partnership Agreement.

“PROP Assets” means all of the Loan Parties’ (i) partnership interests in PROP and (ii) interests in Seal Noel Road.

“PROP Partnership Agreement” means the partnership agreement dated as of June 1, 2010, by and between Penn West Northern Harrier Partnership, Penn West Sandhill Crane Ltd. and Winter Spark Resources, Inc., as the initial partners.

“Purchase Money Lien” means a Lien, whether given to a vendor, lender or any other Person, securing Debt assumed or incurred as, or to provide, all or part of the purchase price or other acquisition cost of property, other than P&NG Rights, which Lien is limited exclusively to such property and any proceeds thereof and any extension, renewal, refinancing or replacement thereof.

“QFC” has the meaning assigned to the term “qualified financial contract” in, and shall be interpreted in accordance with, 12 U.S.C. 5390(c)(8)(D).

“QFC Credit Support” has the meaning set out in Section 4.10(a).

“Qualified ECP Guarantor” means, in respect of any Swap Indebtedness, as applicable, the Borrower or a Subsidiary (that provides a guarantee to the Agent, the Lenders and the Swap Lenders) that has total assets exceeding [Redacted – Confidential] at the time the relevant guarantee or grant of the relevant security interest becomes effective with respect to such Swap Indebtedness or such other Person as constitutes an “eligible contract participant” under the Commodity Exchange Act or any regulations promulgated thereunder and can cause another Person to qualify as an “eligible contract participant” at such time by entering into a keepwell under Section 1a(18)(A)(v)(II) of the Commodity Exchange Act.

“Rateable Portion” means, at any time and from time to time with respect to each Lender and each Credit Facility and subject to adjustment pursuant to Sections 5.10 and 6.3:

(a)

in respect of the Tranche A Facility, the proportion of the Individual Commitment Amount of each Lender thereunder under such Tranche A Facility relative to the aggregate of the Individual Commitment Amounts of all Lenders under such Tranche A Facility;

(b)

in respect of the Tranche B Facility, the proportion of the Individual Commitment Amount of each Lender thereunder under such Tranche B Facility relative to the aggregate of the Individual Commitment Amounts of all Lenders under such Tranche B Facility;

(c)

in respect of the Operating Facility, the Rateable Portion for the Operating Lender shall be 100% unless the Operating Lender has assigned a portion of its interest in the Operating Facility pursuant to Section 16.2, in which case the Rateable Portion shall be determined in accordance with the percentage interest held by each Operating Lender in the Operating Facility;

(d)

in respect of all Borrowing Base Facilities, the portion of the Individual Borrowing Base Commitment Amount of a Lender under all Borrowing Base Facilities relative to the Borrowing Base Facilities Commitment Amount of all Borrowing Base Lenders; and

(e)	in respect of all Credit Facilities, the portion of the aggregate Individual Commitment Amounts of a Lender under all Credit Facilities relative to the Commitment Amount of all Lenders,

provided that in respect of all Credit Facilities, the Rateable Portion of a Lender after an Event of Default has occurred and is continuing shall be the portion of the Aggregate Principal Amount owing to such Lender relative to the Aggregate Principal Amount owing to all Lenders (in each case based on the Canadian Dollar Exchange Equivalent thereof).

“RBC” means Royal Bank of Canada, a Canadian chartered bank, and its successors and permitted assigns.

“Reference Time” means, with respect to any setting of the then current Benchmark: (a) if such Benchmark is the LIBOR, 11:00 a.m. (London time) on the day that is two (2) Banking Days preceding the date of such setting; and (b) if such Benchmark is not LIBOR, the time determined by the Agent in its discretion, acting reasonably.

“Release” includes releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, disposing or dumping.

“Relevant Governmental Body” means the Federal Reserve System or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve System or the Federal Reserve Bank of New York, or any successor thereto.

“Request for Offer of Extension” means a request by the Borrower for an offer by the Lenders to extend both the Operating Facility Termination Date and the Tranche A Facility Termination Date pursuant to Section 3.2, substantially in the form of Schedule E executed by a senior officer of the Borrower.

“Repayment of the Tranche B Facility” means the payment in full in cash of all Accommodations and all other Obligations outstanding under the Tranche B Facility (together with all accrued and unpaid interest and fees thereon).

“Resignation Notice” has the meaning attributed to it in Section 17.10.

“Resolution Authority” means, with respect to an EEA Financial Institution, an EEA Resolution Authority or, with respect to any UK Financial Institution, a UK Resolution Authority.

“Revolving Lender” has the meaning attributed to it in Section 3.2(b)(i).

“Revolving Period” means the period commencing upon the Closing Date and ending on May 31, 2022; provided that:

(a)

notwithstanding the foregoing, if, prior to the Repayment of the Tranche B Facility, the Majority Lenders, in their sole and absolute discretion, provide notice to the Borrower in writing on or before January 17, 2022 that the Revolving Period shall end, and therefore the Term Conversion Date shall be, February 1, 2022, then the Revolving Period shall be deemed to end on, and the Term Conversion Date shall be, February 1, 2022 for all purposes hereof and of the other Documents, and, if so required in such notice, the Lenders shall conduct an additional Borrowing Base redetermination as at February 1, 2022 if the Term Conversion Date is determined to be February 1, 2022, in either case, without the requirement for any other step or action whatsoever; and

(b)

from and after the Repayment of the Tranche B Facility, such period may be extended by up to 364 days for which the Revolving Period in respect of the then Revolving Lenders, and each Borrowing Base Facility, is extended at the request of the Borrower pursuant and subject to Section 3.2(b).

“Rollover” means, with respect to an Advance, in relation to a LIBOR Based Loan or CDOR Rate Loan, the continuation of all or any portion of such LIBOR Based Loan or CDOR Rate Loan for an additional LIBOR Period or CDOR Period (as applicable) subsequent to the initial or any subsequent LIBOR Period or CDOR Period applicable thereto, in each case, under the same Credit Facility under which the maturing Accommodation was made.

“Sanctions” means the economic sanctions laws, regulations, embargoes or restrictive measures administered, enacted or enforced by any Sanctions Authority, including any sanctions or requirements imposed by, or based upon the obligations or authorities set forth in, the Special Economic Measures Act (Canada) or the United Nations Act (Canada), the Executive Order, the U.S. Bank Secrecy Act (31 U.S.C. §§ 5311 et seq.), the U.S. Money Laundering Control Act of 1986 (18 U.S.C. §§ 1956 et seq.), the U.S.A Patriot Act of 2001, the U.S. International Emergency Economic Powers Act (50 U.S.C. §§ 1701 et seq.), the U.S. Trading with the Enemy Act (50 U.S.C. App. §§ 1 et seq.), the U.S. United Nations Participation Act, the U.S. Syria Accountability and Lebanese Sovereignty Act, the U.S. Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010 or the Iran Sanctions Act (United States), or any of the foreign assets control regulations of the U.S. Department of the Treasury (including but not limited to 31 CFR, Subtitle B, Chapter V) or any other law or executive order relating thereto or regulation administered by OFAC, in each case to the extent not inconsistent with the laws of Canada.

“Sanctions Authority” means any of: (a) the Canadian government; (b) the United States government; or (c) the respective governmental institutions, departments and agencies of any of the foregoing, including OFAC and, the United States Department of State; and “Sanctions Authorities” means all of the foregoing Sanctions Authorities, collectively.

“Sanctions List” means the “Specially Designated Nationals and Blocked Persons” list maintained by OFAC or any substantially similar list maintained by, or public announcement of Sanctions designation made by, any of the Sanctions Authorities.

“Sanctioned Country” means, at any time, a country or territory which is the subject or target of any Sanctions.

“Sanctioned Person” means:

(a)	a Person that is designated under, listed on, or owned or controlled by a Person designated under or listed on, or acting on behalf of a Person designated under or listed on, any Sanctions List;

(b)

a Person that is located in, incorporated under the laws of, or owned or (directly or indirectly) controlled by, or acting on behalf of, a Person located in or organized under the laws of a country or territory that is the target of country-wide or territory-wide Sanctions;

(c)

a Person that is otherwise a target of Sanctions (“target of Sanctions” signifying a Person with whom a Person or other national of a Sanctions Authority would be prohibited or restricted by law from engaging in trade, business or other activities); or

(d)	any other Person to which one or more Lenders would not be permitted to make a loan, or provide funding, in accordance with the Sanctions, or otherwise deal with pursuant to the Sanctions.

“Scheduled Borrowing Base Date” has the meaning attributed to it in Section 3.11(b).

“Seal Noel Road” means the Seal/Noel access road system commencing at the point of intersection with the Slave/Seal access road system located in the Province of Alberta at SE11-83-14-W5M and extending southwest to SW30-81-15- W5M.

“Second Currency” has the meaning attributed to it in Section 18.4.

“Security” has the meaning attributed to it in Section 4.1 and includes any other Lien hereafter granted by the Borrower or any Loan Party to secure the payment of Obligations in connection with the Credit Facilities and the payment of any Swap Indebtedness.

“Shortfall Notice” has the meaning attributed to it in Section 3.5(d).

“Shut-in/Abandonment Event” means, as at any date of determination, the shut-in, abandonment and/or inactivity of wells that were previously active (producing) wells at the end of the most recently completed fiscal quarter of the Borrower (excluding shut-ins undertaken in the normal course of completions activities) but excluding, for greater certainty, any interruptions of production as at such date of determination arising pursuant to unplanned outages in respect of gas plants, gathering systems, processing facilities, equipment and other infrastructure assets (whether owned by a Borrower Group Member or other Person) or any Force Majeure relating to any of the foregoing).

“SOFR” means, with respect to any Banking Day, a rate per annum equal to the secured overnight financing rate for such Banking Day published by the SOFR Administrator on the SOFR Administrator’s Website on the immediately succeeding Banking Day.

“SOFR Administrator” means the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate).

“SOFR Administrator’s Website” means the website of the Federal Reserve Bank of New York, currently at http://www.newyorkfed.org, or any successor source for the secured overnight financing rate identified as such by the SOFR Administrator from time to time.

“Spot Rate” means, in relation to the conversion of one currency into another currency, the spot rate of exchange for such conversion as quoted by the Bank of Canada at the close of business on the Banking Day that such conversion is to be made (or, if such conversion is to be made before close of business on such Banking Day, then at approximately close of business on the immediately preceding Banking Day), and, in either case, if no such rate is quoted, the spot rate of exchange quoted for wholesale transactions by the Agent on the Banking Day such conversion is to be made in accordance with its normal practice.

“Subsidiary” means any Person of which more than 50% of the outstanding Voting Securities are owned, directly or indirectly by or for the Borrower, provided that the ownership of such securities confers the right to elect at least a majority of the board of directors of such Person, or a majority of Persons serving similar roles, and includes any legal entity in like relationship to a Subsidiary; provided that, unless otherwise expressly provided or the context otherwise requires, references herein to “Subsidiary” or “Subsidiaries” shall be and shall be deemed to be references to Subsidiaries of the Borrower.

“Successor Agent” has the meaning attributed to it in Section 17.10.

“Supported QFC” has the meaning set out in 4.10(a).

“Swap Documents” means, collectively, all Hedging Agreements between a Swap Lender and a Loan Party.

“Swap Indebtedness” means the actual indebtedness or obligations of any Loan Party to a Swap Lender under or pursuant to a Swap Document.

“Swap Lender” means any Lender or any Affiliate thereof that is a hedge provider under a Swap Document entered into prior to the applicable Lender ceasing to be a Lender. For greater certainty, any Person who enters into a Swap Document after such Person and all of its Affiliate cease to be a Lender is not a Swap Lender with respect to such Swap Document.

“Taxes” means all taxes of any kind or nature whatsoever including income taxes, capital taxes, minimum taxes, levies, imposts, stamp taxes, royalties, duties, charges to tax, value added taxes, commodity taxes, goods and services taxes, and all fees, deductions, compulsory loans, withholdings and restrictions or conditions resulting in a charge imposed, levied, collected, withheld or assessed as of the date hereof or at any time in the future by any governmental or quasi-governmental authority of or within any jurisdiction whatsoever having power to tax, together with penalties, fines, additions to tax and interest thereon and any installments in respect thereof.

“Term Conversion Date” means, in respect of each Borrowing Base Lender and each Borrowing Base Facility, the last day of the Revolving Period for such Lender under such Borrowing Base Facility, as any such Revolving Period may be extended pursuant to Section 3.2(b) upon the Repayment of the Tranche B Facility.

“Term Lender” means any Borrowing Base Lender under a Borrowing Base Facility for which the Revolving Period has expired.

“Term Period” means, with respect to a Borrowing Base Lender under a Borrowing Base Facility, the period commencing at 5:01 p.m. (Toronto time) on the Term Conversion Date in respect of such Borrowing Base Facility applicable to such Borrowing Base Lender and expiring on November 30, 2022, unless such Lender has otherwise agreed to the extension thereof in its sole discretion.

“Term SOFR” means, for the applicable Corresponding Tenor as of the applicable Reference Time, the forward-looking term rate based on SOFR that has been selected or recommended the Relevant Governmental Body.

“Term SOFR Notice” means a notification by the Agent to the Lenders and the Borrower of the occurrence of a Term SOFR Transition Event.

“Term SOFR Transition Event” means (a) the determination by the Agent that (i) Term SOFR has been recommended for use by the Relevant Governmental Body, (ii) the administration of Term SOFR is administratively feasible for the Agent and (iii) a Benchmark Transition Event has previously occurred resulting in a Benchmark Replacement in accordance with Section 8.3 that is not Term SOFR, and (b) the joint election by the Agent and the Borrower to transition the then current Benchmark to Term SOFR and the provision by the Agent of written notice of such election to the Lenders.

“Termination Date” means, (a) in respect of the Tranche A Facility and the Obligations owing under or pursuant to the Tranche A Facility, the Tranche A Facility Termination Date, (b) in respect of the Tranche B Facility and the Obligations owing under or pursuant to the Tranche B Facility, the Tranche B Facility Termination Date, and (c) in respect of the Operating Facility and the Obligations owing under or pursuant to the Operating Facility, the Operating Facility Termination Date.

“Threshold Amount” means [Redacted – Confidential] or the Canadian Dollar Exchange Equivalent thereof in any other currency.

“Tranche A Facility” means the Credit Facility established pursuant to Section 3.1(b), subject to the terms and conditions of this Agreement.

“Tranche A Facility Commitment Amount” means Cdn.$200,000,000, as such amount may be increased or decreased pursuant to this Agreement.

“Tranche A Facility Lenders” means those Lenders who have an Individual Tranche A Facility Commitment Amount, and “Tranche A Facility Lender” means any of them.

“Tranche A Facility Termination Date” means, in respect of each Tranche A Facility Lender, November 30, 2022, unless such Lender has otherwise agreed to the extension thereof in its sole discretion.

“Tranche B Facility” means the Credit Facility established pursuant to Section 3.1(c), subject to the terms and conditions of this Agreement.

“Tranche B Facility Commitment Amount” means Cdn.$215,000,000, as such amount may be decreased pursuant to this Agreement.

“Tranche B Facility Lenders” means those Lenders who have an Individual Tranche B Facility Commitment Amount, and “Tranche B Facility Lender” means any of them.

“Tranche B Facility Termination Date” means, in respect of each Tranche B Facility Lender, November 30, 2022.

“UK Bribery Act” means the Bribery Act 2010 (United Kingdom), including any subordinate legislation thereunder.

“UK Financial Institution” means any BRRD Undertaking (as such term is defined under the PRA Rulebook (as amended form time to time) promulgated by the United Kingdom Prudential Regulation Authority) or any Person falling within IFPRU 11.6 of the FCA Handbook (as amended from time to time) promulgated by the United Kingdom Financial Conduct Authority, which includes certain credit institutions and investment firms, and certain Affiliates of such credit institutions or investment firms.

“UK Resolution Authority” means the Bank of England or any other public administrative authority having responsibility for the resolution of any UK Financial Institution.

“Unadjusted Benchmark Replacement” means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment.

“Uniform Customs” means the Uniform Customs and Practice for Documentary Credits of the International Chamber of Commerce current at the time of issuance of the applicable Letter of Credit

“Updated Cash Flow Projection” means the written report delivered by the Borrower to the Agent summarizing (on a month by month basis) the Loan Parties’ cash flow, cash requirement projection and budget through to and including the next following calendar month which was last provided for in the Closing Cash Flow Projection or the most recently delivered Updated Cash Flow Projection, as the case may be, such report to be in form and substance consistent with the Closing Cash Flow Projection and otherwise in form and substance satisfactory to the Lenders, acting reasonably.

“U.S. Base Rate” means, for any day, the greatest of:

(a)

the rate of interest per annum established from time to time by the Agent as the reference rate of interest for the determination of interest rates that the Agent will charge to customers in Canada for U.S. Dollar demand loans in Canada;

(b)

the rate of interest per annum for such day or, if such day is not a Banking Day, on the immediately preceding Banking Day, equal to the sum of the Federal Funds Rate (expressed for such purpose as a yearly rate per annum, on the basis of a year of 365 days, in accordance with Section 7.2(d)), plus 1.00% per annum; and

(c)	LIBOR for a period of 1 month on such day (or in respect of any day that is not a Banking Day, such LIBOR in effect on the immediately preceding Banking Day) plus 1.00% per annum,

provided that (i) if all such rates are equal or if such Federal Funds Rate and such LIBOR are unavailable for any reason on the date of determination, then the “U.S. Base Rate” shall be the rate specified in (a) above and (ii) if the rate determined as aforesaid shall ever be less than zero, such rate shall be deemed to be zero for purposes of this Agreement.

“U.S. Base Rate Loan” means an Advance in U.S. Dollars which bears interest at a rate based on the U.S. Base Rate (including, for certainty, Advances in U.S. Dollars made by way of overdraft Drawdowns under the Operating Facility).

“U.S. Dollars” or “U.S. $” each means such currency of the United States of America which, as at the time of payment or determination, is legal tender therein for the payment of public or private debts.

“U.S. Special Resolution Regime” has the meaning set out in Section 4.10(a).

“Voting Securities” means securities of capital stock of any class of any corporation, partnership units in the case of a partnership, trust units in the case of a trust, or other evidence of ownership serving similar purposes, carrying voting rights under all circumstances, provided that, for the purposes of this definition, shares which only carry the right to vote conditionally on the happening of an event will not be considered Voting Securities, whether or not such event will have occurred, nor will any securities be deemed to cease to be Voting Securities solely by reason of a right to vote accruing to securities of another class or classes by reason of the happening of such event.

“Write-Down and Conversion Powers” means:

(a)

with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule; and

(b)

with respect to the United Kingdom, any powers of the applicable UK Resolution Authority under the Bail-In Legislation to cancel, reduce, modify or change the form of a liability of any UK Financial Institution or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that Person or any other Person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers.

SCHEDULE B

OBSIDIAN ENERGY LTD.

AMENDED AND RESTATED CREDIT AGREEMENT

MADE AS OF MARCH 26, 2021

COMMITMENT AMOUNTS

LENDER	OPERATING FACILITY COMMITMENT AMOUNT	INDIVIDUAL TRANCHE A FACILITY COMMITMENT AMOUNT	INDIVIDUAL TRANCHE B FACILITY COMMITMENT AMOUNT	INDIVIDUAL COMMITMENT AMOUNT
Royal Bank of Canada	[Redacted – Confidential]	[Redacted – Confidential]	[Redacted – Confidential]	[Redacted – Confidential]
The Bank of Nova Scotia	[Redacted – Confidential]	[Redacted – Confidential]	[Redacted – Confidential]	[Redacted – Confidential]
Bank of Montreal	[Redacted – Confidential]	[Redacted – Confidential]	[Redacted – Confidential]	[Redacted – Confidential]
Canadian Imperial Bank of Commerce	[Redacted – Confidential]	[Redacted – Confidential]	[Redacted – Confidential]	[Redacted – Confidential]
Export Development Canada	[Redacted – Confidential]	[Redacted – Confidential]	[Redacted – Confidential]	[Redacted – Confidential]
ATB Financial	[Redacted – Confidential]	[Redacted – Confidential]	[Redacted – Confidential]	[Redacted – Confidential]
Fédération des caisses Desjardins du Québec	[Redacted – Confidential]	[Redacted – Confidential]	[Redacted – Confidential]	[Redacted – Confidential]
National Bank of Canada	[Redacted – Confidential]	[Redacted – Confidential]	[Redacted – Confidential]	[Redacted – Confidential]
Business Development Bank of Canada	[Redacted – Confidential]	[Redacted – Confidential]	[Redacted – Confidential]	[Redacted – Confidential]
Total:	[Redacted – Confidential]	[Redacted – Confidential]	[Redacted – Confidential]	[Redacted – Confidential]

SCHEDULE C

OBSIDIAN ENERGY LTD.

AMENDED AND RESTATED CREDIT AGREEMENT

MADE AS OF MARCH 26, 2021

FORM OF ENVIRONMENTAL CERTIFICATE

TO:	ROYAL BANK OF CANADA (“RBC”), as Agent for the Lenders under the Credit Agreement.

Re:

Amended and Restated Credit Agreement made as of March 26, 2021, between Obsidian Energy Ltd., the Lenders, and RBC as Agent for the Lenders (as amended, supplemented, restated or replaced from time to time, the “Credit Agreement”).

This certificate is delivered pursuant to Section 13.1(e)(ii) of the Credit Agreement.

I, _______________________, am the duly appointed [insert name of office] of the Borrower and hereby certify in such capacity for and on behalf of the Borrower, and not in my personal capacity and without assuming any personal liability whatsoever, as follows:

1. The following certifications are made to the best of my knowledge after due enquiry. My due enquiry has been limited to discussions and correspondence with responsible officers and staff of the Borrower Group Members to confirm that the internal environmental reporting and response procedures of the Borrower Group Members have been followed in all material respects as they relate to the certifications made herein and that the matters herein set forth are true and correct, and that matters reported on by such officers and staff are true and correct.

2. The following certifications in paragraphs 3 through 9 are qualified as to (i) the matters, if any, disclosed in Exhibit 1 hereto, and (ii) any breach of, or failure to comply with, any Environmental Laws, provided that the breach or failure to comply has not had, or would not reasonably be expected to have (whether on an individual or cumulative basis), a Material Adverse Effect.

3. The property of each Borrower Group Member is owned, leased, managed, controlled or operated, in compliance with Environmental Laws.

4. There are no existing, pending or threatened (by written notice):

(a)

claims, complaints, notices or requests for information received from an Administrative Body by any Borrower Group Member, or of which any Borrower Group Member is otherwise aware, with respect to any alleged violation of or alleged liability under any Environmental Laws by any Borrower Group Member; or

(b)

stop, cleanup or preventative orders, directions or action requests, notice of which has been received from an Administrative Body by any Borrower Group Member or of which any Borrower Group Member is otherwise aware, relating to the Environment which as a result thereof, requires any work, repair, remediation, cleanup, construction or capital expenditure with respect to any property owned, leased, managed, controlled or operated by any Borrower Group Member.

C- 2

5. Except in compliance with Environmental Laws, no Contaminant has been received, handled, used, stored, treated or shipped at or from, and there has been no discharge or Release of a Contaminant at, on, from or under any property owned, leased, managed, controlled or operated by any Borrower Group Member, which would reasonably be expected to have a Material Adverse Effect.

6. None of the lands and facilities owned, leased, managed, controlled or operated by any Borrower Group Member, have been used as a land fill site or, except in compliance with Environmental Laws, as a waste disposal site.

7. No condition exists, at, on or under any of the premises or facilities owned, leased, managed, controlled or operated by any Borrower Group Member, which with the passage of time, or the giving of notice or both, has given rise to or would reasonably be expected to give rise to a violation or liability under any Environmental Laws.

8. No Borrower Group Member is aware of any matter affecting the Environment which has had or would reasonably be expected to have a Material Adverse Effect.

9. The Borrower:

(a)

has obtained and has caused each other Borrower Group Member to obtain all permits, licenses and other authorizations (collectively the “Permits”) which are required under Environmental Laws and is in compliance with all terms and conditions of all Permits; and

(b)	certifies that each of the Permits issued to or held by a Borrower Group Member is in full force and effect and unrevoked as of the date of this Certificate;

except, in each case, where the failure to have obtained and maintained any such Permit would not reasonably be expected to have a Material Adverse Effect.

The undersigned acknowledges that the Lenders are relying on this certificate in connection with Advances made under the Credit Agreement.

Capitalized terms used herein and not otherwise defined herein have the meanings given to them by the Credit Agreement.

Dated at _____________, ______________ effective the date first written above,

OBSIDIAN ENERGY LTD. By: Name: Title:

C- 3

EXHIBIT 1

SCHEDULE D

OBSIDIAN ENERGY LTD.

AMENDED AND RESTATED CREDIT AGREEMENT

MADE AS OF MARCH 26, 2021

FORM OF OIL AND GAS OWNERSHIP CERTIFICATE

TO:	ROYAL BANK OF CANADA (“RBC”), as Agent for the Lenders under the Credit Agreement.

Re:

Amended and Restated Credit Agreement made as of March 26, 2021, between Obsidian Energy Ltd., the Lenders, and RBC as Agent for the Lenders (as amended, supplemented, restated or replaced from time to time, the “Credit Agreement”).

DATE:	[∎]

I, _______________________, am the duly appointed [insert name of office] of the Borrower and hereby certify in such capacity for and on behalf of the Borrower, and not in my personal capacity and without assuming any personal liability whatsoever, as follows:

1. I have made or caused to be made due inquiries and review of all documents, correspondence and other material (the “Title Enquiries”) relating to the hydrocarbons and lands or interests in lands (the “Lands”) described in the report of [∎] for [∎] dated as of [∎] and effective as of [∎] (the “Engineering Report”).

2. Based upon the Title Enquiries, I have no knowledge, information or belief that there exists any provision in any agreement, contract or document pertaining to the Lands which prevents the Loan Parties, which for certainty does not include PROP, from granting security in the nature of a fixed or floating charge or security interest over such Lands to the Agent, for its own benefit and on behalf of the Lender Secured Parties, or which would prevent the Agent from enforcing and realizing on such security in the event of a default thereunder other than the requirement to obtain the consent and waiver of a right of first refusal in the event of the sale of the Lands on the realization and enforcement of such security.

3. Based upon the Title Enquiries, to the best of my knowledge, information and belief, the Borrower Group Members are, effective the date hereof, possessed of and are beneficial owners of the respective working, royalty and other interests set forth in the Engineering Report with respect to the Lands, subject to any Permitted Encumbrances and to minor defects of title which in the aggregate do not affect their rights of ownership therein or the value thereof in any way which would reasonably be expected to have a Material Adverse Effect or to which the Lender Secured Parties have consented in writing.

4. To the best of my knowledge, information and belief, based on the due and reasonable enquiries, there is no default (by the Borrower Group Members or for which the Borrower Group Members are liable, including, without limitation, by any operation of the Lands) of payment of royalties in connection with the Lands which have accrued due by reason of production since any royalty payment dates, as prescribed by statute or agreement, immediately preceding the date of this Certificate which would reasonably be expected to have a Material Adverse Effect and no Borrower Group Member nor any Person on behalf of a Borrower Group Member (including, without limitation, any operator of the Lands) has received notice of default of any obligation imposed on it by any farmout, operating agreement or any other contract or agreement in respect of the Lands which, in any case, would reasonably be expected to have a Material Adverse Effect and, to the best of my knowledge, information and belief, based on the due and reasonable enquiries, there is no default of any such obligation which would reasonably be expected to have a Material Adverse Effect.

5. To the best of my knowledge, information and belief, based on the due and reasonable enquiries, no Borrower Group Member nor any Person on behalf of a Borrower Group Member (including, without limitation, any operator of the Lands) has received notice of any claim adverse to a Borrower Group Member’s working, royalty and other interests in the Lands which if successfully asserted would reasonably be expected to have a Material Adverse Effect and there are no Liens or adverse claims, other than the Permitted Encumbrances, which affect the title of any Borrower Group Member to their respective interests in the Lands which in any way would reasonably be expected to have a Material Adverse Effect.

6. To the best of my knowledge, information and belief, based on the due and reasonable enquiries, there are at present no outstanding unfulfilled obligations being enforced under any lease or contract pertaining to the Lands which would reasonably be expected to have a Material Adverse Effect and any Borrower Group Member’s working, royalty and other interests in the Lands are not subject to any contractual obligations or conditions which are reasonably expected to result in the diminishment or forfeiture of those working, royalty and other interests, except those which are not prohibited by the Credit Agreement or which are accounted for in the Engineering Report.

7. All of the working, royalty and other interests of the Borrower Group Members in respect of petroleum and natural gas rights described in the Engineering Report are accurately reflected in the Engineering Report in all material respects.

8. Capitalized words and phrases used herein and not otherwise defined herein have the meanings given to them in the Credit Agreement.

THIS CERTIFICATE executed at ___________, ____________ effective the date first written above.

OBSIDIAN ENERGY LTD.

By:
Name:
Title:

D-2

SCHEDULE E

OBSIDIAN ENERGY LTD.

AMENDED AND RESTATED CREDIT AGREEMENT

MADE AS OF MARCH 26, 2021

FORM OF REQUEST FOR OFFER OF EXTENSION

TO:	Royal Bank of Canada, as Agent [address]

Attention:[∎] Facsimile:[∎] Email: [∎]

DATE:	[∎]

Dear Sirs:

Reference is made to the Amended and Restated Credit Agreement made as of March 26, 2021, between Obsidian Energy Ltd., the Lenders, and Royal Bank of Canada as Agent for the Lenders (as amended, supplemented, restated or replaced from time to time, the “Credit Agreement”). All terms and expressions used herein but not otherwise defined, shall have the same meanings herein as ascribed thereto in the Credit Agreement.

We hereby give notice of our request for an offer of extension of each of the Tranche A Facility Termination Date and the Operating Facility Termination Date for a further period of [∎] pursuant to Section 3.2 of the Credit Agreement.

As of the date hereof, there exists no Default or Event of Default except those set out below which have been expressly disclosed to and waived or agreed to by the Lenders or the Majority Lenders, as applicable.

Yours very truly,

OBSIDIAN ENERGY LTD.

Per:
Name:
Title:

SCHEDULE F

OBSIDIAN ENERGY LTD.

AMENDED AND RESTATED CREDIT AGREEMENT

MADE AS OF MARCH 26, 2021

FORM OF NOTICE OF BORROWING

TO:	ROYAL BANK OF CANADA (“RBC”), as Agent for the Lenders under the Credit Agreement.

[AND TO:	ROYAL BANK OF CANADA (“RBC”), as Operating Lender under the Credit Agreement.][IF APPLICABLE]

Re:

Amended and Restated Credit Agreement made as of March 26, 2021, between Obsidian Energy Ltd., the Lenders, and RBC as Agent for the Lenders (as amended, supplemented, restated or replaced from time to time, the “Credit Agreement”).

1. THE DRAWDOWN DATE IS THE _____ DAY OF _______________, _____.

2. Pursuant to Section 5.2 of the Credit Agreement, the undersigned hereby irrevocably requests that the following Accommodations under the Credit Facilities be made available:

Tranche A Facility:

TYPE OF DRAWDOWN	PRINCIPAL AMOUNT	TERM

Canadian Prime Rate Loan		N/A

U.S. Base Rate Loans		N/A

CDOR Rate Loans

LIBOR Based Loans

Operating Facility:

TYPE OF DRAWDOWN	PRINCIPAL AMOUNT	TERM

Canadian Prime Rate Loan		N/A

U.S. Base Rate Loans		N/A

CDOR Rate Loans

LIBOR Based Loans

Canadian Dollar Letter of Credit

U.S. Dollar Letter of Credit

3. The Borrower is, and after giving effect to the requested Drawdown referenced in this Notice of Borrowing, the Borrower will remain in compliance with Section 13.2(h).

4. As of the date of this Notice of Borrowing, no Default or Event of Default has occurred and is continuing and, subject to Section 12.2 of the Credit Agreement, each of the representations and warranties set forth in Section 12.1 of the Credit Agreement is true and correct as if made on the date of the requested Drawdown (except those expressed to be made as of a particular date).

5. Capitalized terms used herein and not otherwise defined herein have the meanings given to them by the Credit Agreement.

DATED this _____ day of _______________, _____, at _______________, _____________.

OBSIDIAN ENERGY LTD.

By:
Name:
Title:

F- 2

SCHEDULE G

OBSIDIAN ENERGY LTD.

AMENDED AND RESTATED CREDIT AGREEMENT

MADE AS OF MARCH 26, 2021

NOTICE OF ROLLOVER OR NOTICE OF CONVERSION

OR NOTICE OF REPAYMENT

TO:	ROYAL BANK OF CANADA (“RBC”), as Agent for the Lenders under the Credit Agreement.

[AND TO:	ROYAL BANK OF CANADA (“RBC”), as Operating Lender under the Credit Agreement.][IF APPLICABLE]

Re:

Amended and Restated Credit Agreement made as of March 26, 2021, between Obsidian Energy Ltd., the Lenders, and RBC as Agent for the Lenders (as amended, supplemented, restated or replaced from time to time, the “Credit Agreement”).

1. Pursuant to Section 5.4 of the Credit Agreement, the undersigned hereby irrevocably notifies the Agent [and Operating Lender] that it will be:

(a)	rolling over part or all of the Accommodation made under the [Tranche A / Tranche B / Operating] Facility described as:

Type of Accommodation:

*Principal Amount:

Date of Maturity:

into the same Accommodation made under the [Tranche A / Tranche B / Operating] Facility

Date of Maturity:

*if only part of maturing Accommodation is rolled over, please indicate.

or;

(b)	converting part or all of the Accommodation made under the [Tranche A / Tranche B / Operating] Facility described as:

Type of Accommodation:

*Principal Amount:

Date of Maturity:

into an Accommodation made under the [Tranche A / Tranche B / Operating] Facility described as:

*if only part of maturing Accommodation is converted, please indicate.

Type of Accommodation:

*Principal Amount:

Date of Maturity:

effective the _____ day of _______________, _____.

or;

(c)	Repaying part or all of the Accommodation made under the [Tranche A / Tranche B / Operating] Facility described as:

Type of Accommodation:

*Principal Amount(1):

Date of Maturity:

(1)

If only part of the maturing Accommodation is being repaid, please indicate the applicable amount being repaid including the details provided above in respect thereof and whether the balance will be rolled over or Converted.

2. This Notice is irrevocable.

3. No Default or Event of Default has occurred and is continuing.

4. Capitalized terms used herein and not otherwise defined herein have the meanings given to them by the Credit Agreement.

DATED this _____day of _______________, _____ at __________________, _____________.

OBSIDIAN ENERGY LTD.

By:
Name:
Title:

G- 2

SCHEDULE H

OBSIDIAN ENERGY LTD.

AMENDED AND RESTATED CREDIT AGREEMENT

MADE AS OF MARCH 26, 2021

BORROWER GROUP INFORMATION

Borrower and Subsidiaries

Name	Jurisdiction of Formation	Location of Chief Executive Office	Location of Business and Assets (Jurisdictions)	Designation	Ownership
Obsidian Energy Ltd.	Alberta	Alberta	Alberta	Borrower	Public

1116760 B.C. Ltd.	British Columbia	Alberta	Inactive	Subsidiary	100% owned by Obsidian Energy Ltd.

1295739 Alberta Ltd.	Alberta	Alberta	Inactive	Subsidiary	100% owned by Obsidian Energy Ltd.

1329813 Alberta Ltd.	Alberta	Alberta	Inactive	Subsidiary	100% owned by Obsidian Energy Ltd.

1647456 Alberta Ltd.	Alberta	Alberta	Alberta	Material	100% owned by Obsidian Energy Ltd.

Cordova Gas Resources Ltd.	Alberta	Alberta	Inactive	Subsidiary	100% owned by Obsidian Energy Ltd.

Peace River Oil Partnership	Alberta	Alberta	Alberta	Subsidiary	General partner interests owned by Penn West Northern Harrier Partnership (54.99%), Penn West Sandhill Crane Ltd. (0.01%) and an unrelated third party (45.00%)

Penn West Northern Harrier Partnership	Alberta	Alberta	Alberta	Material	General partner interests owned by Penn West PROP Limited Partnership (99.99%) and Penn West Sandhill Crane Ltd. (0.01%)

Name	Jurisdiction of Formation	Location of Chief Executive Office	Location of Business and Assets (Jurisdictions)	Designation	Ownership
Penn West Petroleum, Inc.	Delaware	Alberta	U.S. Holding Company	Subsidiary	100% owned by Obsidian Energy Ltd.

Obsidian Energy Partnership	Alberta	Alberta	Alberta	Material	General partner interests owned by Obsidian Energy Ltd. (99.99%) and 1647456 Alberta Ltd. (0.01%)

Penn West PROP HoldCo Ltd.	Alberta	Alberta	Alberta	Material	100% owned by Obsidian Energy Ltd.

Penn West PROP Limited Partnership	Alberta	Alberta	Alberta	Material	99.99% limited partner interest owned by Obsidian Energy Ltd. 0.01% general partner interest owned by Penn West PROP Holdco Ltd.

Penn West Reece Acquisition Ltd.	Alberta	Alberta	Inactive	Subsidiary	100% owned by Obsidian Energy Ltd.

Penn West Sandhill Crane Ltd.	Alberta	Alberta	Alberta	Material	100% owned by Obsidian Energy Ltd.

Upton Resources USA, Inc.	Montana	Alberta	Wyoming	Subsidiary	100% owned Penn West Petroleum Inc.

List of Material Subsidiaries as of the Closing Date

Penn West Northern Harrier Partnership

Obsidian Energy Partnership

Penn West PROP Holdco Ltd.

H- 2

Penn West PROP Limited Partnership

Penn West Sandhill Crane Ltd.

1647456 Alberta Ltd.

List of Property Owned by Subsidiaries Identified as “Inactive” in the Table set forth above

Personal and real property.

Nil material or operating assets.

H- 3

SCHEDULE I

OBSIDIAN ENERGY LTD.

AMENDED AND RESTATED CREDIT AGREEMENT

MADE AS OF MARCH 26, 2021

FORM OF COMPLIANCE CERTIFICATE

TO:	ROYAL BANK OF CANADA (“RBC”) as Agent for the Lenders under the Credit Agreement.

Re:

Amended and Restated Credit Agreement made as of March 26, 2021, between Obsidian Energy Ltd., the Lenders, and RBC as Agent for the Lenders (as amended, supplemented, restated or replaced from time to time, the “Credit Agreement”).

This Compliance Certificate is delivered pursuant to Section 13.1(e)(ii) of the Credit Agreement.

I, ______________________________, am the duly appointed [insert name of office] of the Borrower and hereby certify in such capacity for and on behalf of the Borrower, and not in my personal capacity and without assuming any personal liability whatsoever, after making due inquiry:

(a)	This Compliance Certificate applies to the fiscal [quarter/year] of the Borrower ending _______________, _____ (the “Calculation Date”);

(b)

I am familiar with and have examined the provisions of the Credit Agreement and I have made such reasonable investigations of corporate records and inquiries of other officers and senior personnel of each of the Borrower Group Members as I have deemed necessary for purposes of this Compliance Certificate;

(c)	Based on the foregoing, no Default of Event of Default has occurred and is continuing except as previously disclosed in writing to the Agent pursuant to Section 13.1(d) of the Credit Agreement;

(d)

The cumulative proceeds received by the Loan Parties in respect of Dispositions by a Loan Party of assets made in the ordinary course of business for fair market value to third parties since the last Borrowing Base determination is $__________________;

(e)	The Pricing Ratio as of the Calculation Date of the Borrower is ___________ :1.00, the calculations of which are outlined in Exhibit 2 hereto.

(f)

The Consolidated Total Debt to Consolidated Total Capitalization, as each such term is used in Section 13.3 of the Credit Agreement, of the Borrower is ____%, the calculations of which are outlined in Exhibit 2 hereto;

(g)	As of the date hereof, the Borrower and the Material Subsidiaries own not less than 95% of the Consolidated Tangible Assets and EBITDA, the calculations of which are outlined in Exhibit 2 hereto; and

(h)

As of the date hereof, the Borrower has no Subsidiaries other than those listed in Schedule H to the Credit Agreement, the legal and beneficial owners of all of the issued and outstanding Voting Securities of each Material Subsidiary is as set out in Schedule H to the Credit Agreement. [or: Schedule H to the Credit Agreement is revised as follows: (list changes here)].

(i)	The Hedging Agreements that are subsisting as at the Calculation Date are as set out in Exhibit 1 hereto.

(j)	As of the date hereof, the LMR of each applicable Loan Party for the most recent month in each Material Jurisdiction is as follows:

Loan Party	Material Jurisdiction	LMR

(k)

Attached hereto as Exhibit 3 is a detained summary of the Loan Parties’ abandonment, reclamation and decommissioning activities and expenses for all of its wells, facilities, pipelines and related assets during the fiscal quarter of the Borrower ending on the Calculation Date and its expected activities and expenditures for the next following three fiscal quarters.

H- 2

Capitalized terms used herein and not otherwise defined herein have the meanings given to them by the Credit Agreement.

Dated at _________________, ________________ this _____ day of _______________, _____.

OBSIDIAN ENERGY LTD.

By:
Name:
Title:

H- 3

EXHIBIT 1

HEDGING AGREEMENTS

Applicable to the Fiscal Quarter of Obsidian Energy Ltd. ending __________________

Details of Hedging Agreements to which any Loan Party is a party as of _______________________, ________.

(Note: List all hedging agreements to which any Loan Party is a party)

Deal Type	Counterparty	Notional Amounts or Volumes	Start Date	Maturity Date	Deal Description	Collateral posted (if any)
Exchange Rate

Interest Rate

Commodity: (a) physically Settled

(b) financially Settled

Other

TOTAL

EXHIBIT 2

FINANCIAL RATIOS AND RING FENCE TEST

DETAILED CALCULATIONS

[Redacted - Confidential]

EXHIBIT 3

ARO ACTIVITIES/SPENDING SUMMARY

[Redacted - Confidential]

SCHEDULE J

OBSIDIAN ENERGY LTD.

AMENDED AND RESTATED CREDIT AGREEMENT

MADE AS OF MARCH 26, 2021

FORM OF ASSIGNMENT AND ASSUMPTION AGREEMENT

TO:	ROYAL BANK OF CANADA (“RBC”) as Agent for the Lenders under the Credit Agreement.

Re:

Amended and Restated Credit Agreement made as of March 26, 2021, between Obsidian Energy Ltd., the Lenders, and RBC as Agent for the Lenders (as amended, supplemented, restated or replaced from time to time, the “Credit Agreement”).

Date:	[∎] (the “Effective Date”)

Unless otherwise indicated, terms defined in the Credit Agreement have the same meanings when used herein.

1. [Name of assignee lender] (the “Assignee”) acknowledges that its proper officers have received and reviewed a copy of the Credit Agreement and the other Documents and further acknowledges the provisions of the Credit Agreement and the other Documents.

2. The Assignee desires to become a Lender under the Credit Agreement. Effective on the Effective Date, [Name of assigning lender] (the “Assignor”) has agreed to and does hereby sell, assign and transfer to the Assignee, and the Assignee hereby irrevocably purchases and assumes, an interest in the [Tranche A / Tranche B / Operating] Facility, the Assignee assumes the obligations of the Assignor in respect of the Assignor’s Individual Commitment Amount to the extent of Cdn. $[∎] of such commitment (the “Assigned Commitment”), and a share of the rights of the Assignor as a Lender under the Credit Agreement to the extent of the Assigned Commitment, including without limitation a share (the “Pro Rata Share”) of the rights of the Assignor with respect to the Aggregate Principal Amount owing to the Assignor under the [Tranche A / Tranche B / Operating] Facility equal to the proportion that the amount of the Assigned Commitment bears to Cdn. $[∎] (being the amount of the Individual Commitment Amount of the Assignor on the Effective Date prior to the assignment and transfer under this Assignment and Assumption Agreement) (the Assigned Commitment and such Pro Rata Share are referred to herein as the “Assigned Interest”); and, accordingly, the Assignee has agreed to execute this Assignment and Assumption Agreement and deliver an original of it to the Agent, and a copy to each of the Lenders and the Borrower.

3. The Assignee, by its execution and delivery of this Assignment and Assumption Agreement, agrees that from and after the date hereof it will be a Lender under the Credit Agreement to the extent of the Assigned Commitment and the Pro Rata Share and agrees to be bound by and to perform, where required, all of the terms, conditions and covenants of the Credit Agreement and the other Documents applicable to a Lender, but its liability to make Advances will be limited to its share of such Advances based upon its Individual Commitment Amount in paragraph 4, below subject to the provisions of the Credit Agreement.

4. The Assignee confirms that its Individual Commitment Amount under the Credit Agreement will be as follows:

[State amount thereof in Canadian Dollars.]

5. The Assignee agrees to assume all liabilities and obligations of the Assignor as a Lender under the Credit Agreement and the other Documents to the extent of the Assigned Interest provided for herein and the Assignor is hereby released and discharged from such obligations and liabilities to the same extent but only in respect of such obligations and liabilities arising from and after the Effective Date.

6. The Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of the Assigned Interest, (ii) the Assigned Interest is free and clear of any lien, encumbrance or other adverse claim and (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption Agreement and to consummate the transactions contemplated hereby; and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Credit Agreement or any other Document, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Documents, (iii) the financial condition of the Borrower and its Subsidiaries or any other Person obligated in respect of any Document or (iv) the performance or observance by each Loan Party or any other Person of any of their respective obligations under any Document.

7. The Assignee (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption Agreement and to consummate the transactions contemplated hereby and to become a Lender under the Credit Agreement, (ii) it has received a copy of the Credit Agreement and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and Assumption Agreement and to purchase the Assigned Interest on the basis of which it has made such analysis and decision independently and without reliance on the Agent or any other Lender; and (b) agrees that (i) from and after the Effective Date, it shall be bound by the provisions of the Credit Agreement as a Lender thereunder and, to the extent of the Assigned Interest, shall have the obligations of a Lender thereunder, and (ii) it will, independently and without reliance on the Agent, the Assignor or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Documents, and (iii) it will perform in accordance with their terms all of the obligations which by the terms of the Documents are required to be performed by it as a Lender.

8. From and after the Effective Date, the Agent shall make all payments in respect of the Assigned Interest (including payments of principal, interest, fees and other amounts) to the Assignee whether such amounts have accrued prior to, on or after the Effective Date. The Assignor and the Assignee shall make all appropriate adjustments in payments by the Agent for periods prior to the Effective Date or with respect to the making of this assignment directly between themselves.

9. Notices will be given to the Assignee in the manner provided for in the Credit Agreement at the following address:

[∎]

Attention: [∎]

Facsimile: [∎]

10. This Assignment and Assumption Agreement shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and permitted assigns. This Assignment and Assumption Agreement may be executed in any number of counterparts, which together shall constitute one instrument. Delivery of an executed counterpart of a signature page of this Assignment and Assumption Agreement by telecopy or by sending a scanned copy by electronic mail shall be effective as delivery of a manually executed counterpart of this Assignment and Assumption Agreement. This Assignment and Assumption Agreement shall be governed by, and construed in accordance with, the Laws in force in the Province of Alberta from time to time.

Dated effective as of the date first written above.

[Name of Assignee]

By:
Name:
Title:

*             *             *

The Assignor hereby acknowledges the above Assignment and Assumption Agreement and agrees that its Individual Commitment Amount is reduced by an amount equal to the Individual Commitment Amount assigned to the assignee hereby.

Dated this ∎ day of ∎, 20___.

[Name of Assignor]

By:
Name:
Title:

Consented to and acknowledged this _____ day of _____________, _____ by:

ROYAL BANK OF CANADA,	OBSIDIAN ENERGY LTD.,
as Agent	[if assignment not to an existing Lender or an Approved Fund and while no Event of Default exists]
Per:
Name:
Title:	Per:
Name:
Title:

SCHEDULE K

OBSIDIAN ENERGY LTD.

AMENDED AND RESTATED CREDIT AGREEMENT

MADE AS OF MARCH 26, 2021

EXISTING LETTERS OF CREDIT

[Redacted – Confidential]